
10010141

# 2009 ANNUAL REPORT



PARK NATIONAL CORPORATION

# TABLE OF CONTENTS

The length of this letter may suggest conditions are back to normal. Far from it. We hope the difficult conditions of the past two years are not the new normal. Regardless, we have much to report.

Net income for Park National Corporation (Park) for the past five years, before writing off goodwill in 2007 and 2008, was $74.2 million in 2009, $68.7 million in 2008, $76.7 million in 2007, $94.1 million in 2006 and $95.2 million in 2005. Cash dividends paid in 2009 were $3.76, one cent less than was paid in 2008.

We are in a distinct minority of bank holding companies of comparable size continuing to pay dividends at historic levels. We were pleased when your board of directors approved the first quarterly dividend in 2010 at $.94 per share, the same quarterly dividend rate enjoyed during 2009. We continue to generate sufficient net income to support our historic dividend payment record.

2009 net income was $74.2 million, or $4.82 per diluted common share. For the 2008 year, Park reported net income of $13.7 million, or $0.97 per diluted common share. Without the goodwill write off charge, Park's net income for 2008 would have been $68.7 million, or $4.91 per diluted common share.

Last year we executed various capital-raising strategies, selling an aggregate of 904,072 common shares at a price of $61.20 per average weighted share, for gross proceeds of $55.3 million. In addition, we raised $35.25 million through the issuance of 10 percent Subordinated Notes due December 23, 2019 (which qualify for Tier 2 Capital treatment under the Federal Reserve Board's risk-based capital guidelines). Net of all selling and due diligence expenses, we raised approximately $89 million.

Selling additional common shares increased our outstanding number of common shares to 14.9 million. As a point of reference, the outstanding common shares of Park amounted to 14.7 million following the issuance of common shares to Vision shareholders on March 9, 2007.

The additional capital was raised for general corporate purposes and to help position us to repay the $100 million we received in December 2008 from the U.S. Treasury's Capital Purchase Program (CPP), part of the Troubled Asset Relief Program (TARP). When property values and problem asset ratios stabilize, we intend to repay TARP and exit the CPP. As a healthy bank holding company, we were encouraged to participate in the program and with the extent of problems experienced nationwide in 2009, we are pleased we did.

As reported in the February 1, 2010 edition of *American Banker*, page 1, "Nonperforming assets—which have skyrocketed throughout the recession—fell at a handful of lenders, including JP Morgan Chase & Co., KeyCorp and Huntington Bancshares, Inc. And they grew at a sharply lower rate at companies like PNC Financial Services Group, Inc., Bank of America Corp. and Regions Financial Corp."

Our nonperforming assets increased throughout 2009, but at a decreasing rate in the second half of the year. They did not stabilize by last year-end as we expected but we are optimistic we will see a flattening and perhaps a reduction in problem loans and assets during 2010.

The acquisition of Vision Bancshares, Inc. presented the opportunity to grow our lending business in markets that appeared to have far greater potential than our historic Ohio footprint. The purchase also brought exposure to a lending category that has proven to be the source of much of our growth in problem loans. By far the largest single category of growth in our nonperforming loans has been Commercial Land and Development (CL&D) loans. The "Financial Review" section of this 2009 Annual Report contains more complete data on this subject beginning on page 40.

The overall exposure to CL&D loans at Vision Bank declined 29.2% from a quarter-end high of $308.5 million at June 30, 2007, to $218.3 million at December 31, 2009. CL&D loans continuing to perform have declined 56.5% from a high quarter-end balance of $305.3 million at June 30, 2007 to $132.4 million at December 31, 2009. Vision has $85.9 million in non-accrual CL&D loans that are net of $25.5 million previously charged off against the legal balances. The schedule of Vision CL&D loans on page 41 was created in order to allow us to better track the category that has been such a significant source of our problem loans over the previous two years.

Our affiliates remain focused on improving asset quality. While troubled assets are still far too high by any measure, asset quality in Ohio improved in the second half of 2009. This topic, along with increasing net income and covering dividends, is at the top of the agenda for all of our operating units in 2010 as it was in 2009 and 2008.

We've said before we were unable to predict the severity of the conditions of the previous two years. Annual net charged off loans provide a remarkable comparison and put into context the severity of the recession and the loss in property values. Here are the last five years of specific data:

| (dollars in millions) | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| Annual Net Loan Charge Offs | $52.2 | $57.5 | $22.2 | $3.9 | $5.9 |
| Net Loan Charge Offs to Loans | 1.14% | 1.32% | .55% | .12% | .18% |
| Allowance for Loan and Lease Losses to Loans | 2.52% | 2.23% | 2.06% | 2.03% | 2.09% |

While we expensed significant dollars for loan losses and grew the reserve for future loan losses, we generated net income sufficient to pay handsome dividends. The banking industry has been in crisis mode for the past two years. We've had more than our share of pain, but thus far we've managed through better than most.

At the risk of being proven wrong again, we believe the worst is behind us. We know as surely as the sun rises in the east that some loans will continue to go bad, in all the markets we serve. We'll continue to aggressively address asset quality and recognize losses as they occur.

Some final words on asset quality... Last year, we engaged a group of problem loan workout specialists in Florida and Alabama. They include attorneys and realtors who have proven success in up and down markets, over decades. Since April 2009, they, along with our Vision Bank colleagues, have been engaged in maximizing the value of Vision's troubled assets. While still early in the recovery process, they have scored some early victories and we believe they will advance us farther than we would be without their help.

Turning to more pleasant topics, we completed the final stages of Project EPS *(Efficiency, Progress, Simplicity)* last year. Conceived in late 2006 and put in motion in 2007, each of our Ohio banking divisions operates today on an identical, standardized data and information services platform.

A key benefit of Project EPS was the centralization of countless operational tasks that are transparent to our customers yet allowed us to gain significant operating efficiencies. Project EPS was largely responsible for allowing us to keep operating expenses at 2008 levels, excluding increases in our cost of FDIC insurance. We congratulate our associates for meeting, and in many cases exceeding, Project EPS objectives.

Our plans in 2010 and beyond are to capitalize on Project EPS by identifying other process improvement opportunities. We have plenty of work ahead and are confident in the abilities of our associates to add even more value to the foundation put in place by Project EPS.

We also embarked on an unrelated but significant upgrade in the technology platform that serves our banks. While perhaps not an exciting project for some folks, we decided to replace external vendors and establish our own disaster recovery site.

Now well underway, we anticipate the recovery site installation and further mainframe and system upgrades will be mostly complete next year. We believe investments of this nature will allow us to do a better job of managing our future rather than relying so much on third-party providers. We are proud of the technology supporting our products and services and believe what we offer is highly competitive with industry practices.

As indicated in the financial highlights and elsewhere in this 2009 Annual Report, we are delighted to report an increase in loan and deposit balances. We experienced the second consecutive year of stronger loan growth than typical in the previous several years, and we believe much credit is owed to having professionals in each of our affiliates who are knowledgeable and eager to make good loans. Not every bank had that advantage in 2009.

We were especially pleased to see strong growth in our aircraft finance unit, Scope Aircraft Finance. Like our bank lenders, the Scope team found many of its competitors retreating. Scope advanced, growing its portfolio by some 40%. We gained some very high quality new business and commercial customers last year, in our banks and with Scope Aircraft Finance.

One of the cornerstones of successful community banking is lending money to folks for their homes. In total dollars lent, 2009 was the second busiest year for home loans we have ever experienced. Taking applications, preparing documents, closing loans and finally servicing loans takes enormous effort and coordination. We have over $750 million of home loans on our books, and we additionally service over $1.5 billion of loans we originated and sold into the secondary market. It should be clear we place a very strong emphasis on meeting our customer and community housing needs.

Aided partly by the recovery of equity markets after early March 2009 lows, collective assets held by our various trust departments once again exceeded $3 billion in market value at year-end. We continue to welcome new clients by delivering personal trust services in ways that provide clear differentiation from brokerage houses and large, seemingly faceless metropolitan bank trust departments.

Net income last year, while not up to historical standards, was accomplished in an economic environment that few have experienced. Interest rates were at historic lows. The Federal Reserve Board continues to hold short-term interest rates at low levels as Congress debates significant regulatory reform. We offer a brief description of the environment not as excuses, but to demonstrate that we manage several types of risks in changing conditions.

We continue to effectively manage interest rate risk. As an example, last year we took advantage of an opportunity to sell securities at a significant gain made possible largely due to government intervention in financial markets. Seasoned readers of our annual reports will recognize that we typically refrain from selling securities at a gain as it does little more than accelerate income tax liability and depress future earnings. But these sales were different.

Subsequent to the sale of securities last year, we were able to purchase acceptable replacement securities that allowed us to record a permanent gain, not just a gain typically described as a timing difference in the recognition of income. These types of transactions are made possible by individuals within our organization who are attentive, opportunistic and responsive. We credit especially John Kozak, Paul Turner and April Dusthimer for their good work.

As 2009 concluded, we reluctantly reported Nicholas J. Berning's retirement from our Board. Nick joined the corporate board in 2006 and served as Audit Committee chairman for the past two years. We will miss his insight and guidance and wish him well in his retirement.

At year-end 2009, we welcomed two new members to the Board of Park. Timothy S. McLain, CPA, has served our affiliate Century National Bank in Zanesville as a director since 2006. Stephen J. Kambeitz, CPA, joined our affiliate board at The Park National Bank. In addition to becoming new board members of Park, both Tim and Steve became members of the Audit Committee which Steve agreed to chair. Both are terrific additions.

As we close this message, we encourage you to recommend prospective customers to our affiliates. While other lenders may choose to reduce or restrict lending, we continue to lend using the same fundamental principles that have long served us well. And as some banking companies encourage large depositors to take their business elsewhere, we continue to welcome new customers of all sizes.

We remain committed to delivering extraordinary service, with a smile, and with a sense of urgency unmatched by others. It is easy to get in the defensive bunker, wait out this challenging economy or wallow in misery. We choose otherwise... it is not in our nature to withdraw, but rather, to advance.

We are still having fun, at least on most days. And like our associates, we love serving our customers and working with one another. Chaotic times bring opportunities, and we're all about taking advantage of opportunities aided by our strong capital, talented colleagues and profitability.

We believe in our associates. We witness consistent and superior performance delivered by folks who understand the importance and value of taking care of the needs of others. Encourage your family, friends and acquaintances to give us a call. Our service will not disappoint you, and we are grateful for your support.



**C. Daniel DeLawder**
Chairman



**David L. Trautman**
President

| (In thousands, except per share data) | 2009 | 2008 | Percent Change |
|---|---|---|---|
| **Earnings:** | | | |
| Total interest income | **$ 367,690** | $ 391,339 | −6.04% |
| Total interest expense | **94,199** | 135,466 | −30.46% |
| Net interest income | **273,491** | 255,873 | 6.89% |
| Net income available to common shareholders (x) | **68,430** | 13,566 | 404.42% |
| Net income available to common shareholders before impairment charge (a)(x) | **68,430** | 68,552 | −0.18% |
| **Per Share:** | | | |
| Net income per common share – basic (x) | **4.82** | 0.97 | 396.91% |
| Net income per common share – diluted (x) | **4.82** | 0.97 | 396.91% |
| Net income per common share before impairment charge – diluted (a)(x) | **4.82** | 4.91 | −1.83% |
| Cash dividends declared | **3.76** | 3.77 | −0.27% |
| Common book value (end of period) | **41.71** | 39.15 | 6.54% |
| **At Year-End:** | | | |
| Total assets | **$7,040,329** | $7,070,720 | −0.43% |
| Deposits | **5,188,052** | 4,761,750 | 8.95% |
| Loans | **4,640,432** | 4,491,337 | 3.32% |
| Investment securities | **1,863,560** | 2,059,051 | −9.49% |
| Total borrowings | **1,053,850** | 1,554,754 | −32.22% |
| Total stockholders' equity | **717,264** | 642,663 | 11.61% |
| **Ratios:** | | | |
| Return on average common equity (x) | **11.81%** | 2.40% | — |
| Return on average common equity before impairment charge (a)(x) | **11.81%** | 12.12% | — |
| Return on average assets (x) | **0.97%** | 0.20% | — |
| Return on average assets before impairment charge (a)(x) | **0.97%** | 1.02% | — |
| Efficiency ratio before impairment charge | **54.01%** | 52.59% | — |

(x) Reported measure uses net income available to common shareholders. Net income available to common shareholders is calculated as net income less preferred stock dividends and accretion, associated with the preferred stock issued to the U.S. Treasury under the Capital Purchase Program.

(a) Net income for the year has been adjusted for the impairment charge to goodwill. Net income before impairment charge equals net income available to common shareholders for the year plus the impairment charge to goodwill of $54,986 in 2008.

| Twelve Months Ended December 31 (In thousands, except per share data) | 2009 | 2008 |
|---|---|---|
| **Reconciliation of net income available to common shareholders to net income available to common shareholders before impairment charge:** | | |
| Net income available to common shareholders | **$68,430** | $13,566 |
| Plus goodwill impairment charge | — | 54,986 |
| **Net income available to common shareholders before impairment charge** | **$68,430** | $68,552 |
| **Reconciliation of net income per share – diluted to net income per share before impairment charge – diluted:** | | |
| Net income per common share – diluted | **$4.82** | $0.97 |
| Plus goodwill impairment charge per share – diluted | — | 3.94 |
| **Net income per common share before impairment charge – diluted** | **$4.82** | $4.91 |

**STOCK LISTING:**

NYSE Amex Symbol – PRK
CUSIP #700658107

**GENERAL STOCKHOLDER INQUIRIES:**

Park National Corporation
David L. Trautman, Secretary
50 North Third Street
Post Office Box 3500
Newark, Ohio 43058-3500
740/349-3927

**DIVIDEND REINVESTMENT PLAN:**

The Corporation offers a plan whereby participating stockholders can purchase additional shares of Park National Corporation common stock through automatic reinvestment of their regular quarterly cash dividends. All commissions and fees connected with the purchase and safekeeping of the shares are paid by the Corporation. Details of the plan and an enrollment card can be obtained by contacting the Corporation's Stock Transfer Agent and Registrar as indicated below.

**DIRECT DEPOSIT OF DIVIDENDS:**

The Corporation's stockholders may have their dividend payments directly deposited into their checking, savings or money market account. This direct deposit of dividends is free for all stockholders. If you have any questions or need an enrollment form, please contact the Corporation's Stock Transfer Agent and Registrar as indicated below.

**STOCK TRANSFER AGENT AND REGISTRAR:**

First-Knox National Bank, Division of The Park National Bank
Post Office Box 1270
One South Main Street
Mount Vernon, Ohio 43050-1270
800/837-5266 Ext. 5208

**FORM 10-K:**

All forms filed by the Corporation with the SEC (including our Form 10-K for 2009) are available on our website by clicking on the Documents/SEC Filings section of the Investor Relations page. These forms may also be obtained, without charge, by contacting the Secretary as indicated above.

**INTERNET ADDRESS:**

www.parknationalcorp.com

**E-MAIL:**

David L. Trautman
dtrautman@parknationalbank.com

PARK NATIONAL CORPORATION

## Board of Directors



Back Row: **David L. Trautman** - President; **William T. McConnell** - Chairman of the Executive Committee; **F.W. Englefield IV** - President, Englefield, Inc.; **Timothy S. McLain** - Vice President, McLain, Hill, Rugg & Associates, Inc.; **Rick R. Taylor** - President, Jay Industries, Inc.; **C. Daniel DeLawder** - Chairman

Middle Row: **Lee Zazworsky** - President, Mid State Systems, Inc.; **James J. Cullers** - Sole Proprietor, Mediation and Arbitration Services; **Harry O. Egger** - Vice Chairman; **John W. Kozak** - Chief Financial Officer; **John J. O'Neill** - Chairman, Southgate Corporation

Front Row: **William A. Phillips** - Chairman, Century National Bank; **Sarah R. Wallace** - Chairman, First Federal Savings; **Maureen Buchwald** - Owner, Glen Hill Orchards, LLC; **Stephen J. Kambeitz** - President and CFO, RC Olmstead

*Absent from the photograph is Nicholas L. Berning who retired from the board on December 31, 2009. Stephen J. Kambeitz and Timothy S. McLain joined the board effective January 1, 2010. John W. Kozak is Chief Financial Officer and not a member of the board of directors.

## Executive Officers

| | |
|---|---|
| **C. Daniel DeLawder** | Chairman |
| **David L. Trautman** | President |
| **William T. McConnell** | Chairman of the Executive Committee |
| **John W. Kozak** | Chief Financial Officer |
| **Harry O. Egger** | Vice Chairman |

# PARK NATIONAL CORPORATION

CENTURY NATIONAL BANK

FAIRFIELD NATIONAL BANK

Farmers Bank
Farmers and Savings Bank

FIRST-KNOX NATIONAL BANK
Someone you can trust

GUARDIAN FINANCE COMPANY

PARK NATIONAL BANK

PARK NATIONAL BANK

Richland Bank

SNB SECOND NATIONAL BANK

Scope Aircraft Finance

SECURITY NATIONAL BANK

United Bank

Unity National Bank

Vision Bank
"Your Community Bank"


Williams
Fulton
Lucas
Ottawa
Defiance
Henry
Wood
Sandusky
Erie
Lorain
Cuyahoga
Lake
Geauga
Ashtabula
Trumbull
Paulding
Putnam
Hancock
Seneca
Huron
Medina
Summit
Portage
Mahoning
Van Wert
Allen
Wyandot
Crawford
Richland
Ashland
Wayne
Stark
Columbiana
Mercer
Auglaize
Hardin
Marion
Morrow
Holmes
Tuscarawas
Carroll
Jefferson
Logan
Shelby
Delaware
Knox
Coshocton
Harrison
Darke
Miami
Champaign
Union
Franklin
Licking
Muskingum
Guernsey
Belmont
Clark
Madison
Noble
Monroe
Preble
Mont gomery
Greene
Fayette
Pickaway
Fairfield
Perry
Morgan
Washington
Butler
Warren
Clinton
Hocking
Ross
Vinton
Athens
Hamilton
Clermont
Highland
Pike
Jackson
Meigs
Brown
Adams
Scioto
Gallia
Lawrence
Boone
Kenton
Campbell
Kentucky
Alabama
Mobile
Baldwin
Escambia
Santa Rosa
Okaloosa
Walton
Florida
Bay
Gulf
Leon
Century National Bank
Fairfield National Bank
Farmers Bank
First-Knox National Bank
Park National Bank
Park National Bank
Southwest Ohio & Northern Kentucky
Richland Bank
Second National Bank
Security National Bank
United Bank
Unity National Bank
Vision Bank Alabama
Vision Bank Florida
S Scope Aircraft Finance
G Guardian Finance Company

# Century National Bank

CENTURY NATIONAL BANK
Division of The Park National Bank

## Offices

**Main Office - Zanesville**
14 South Fifth Street
Post Office Box 1515
Zanesville, Ohio 43702-1515

**Athens***
898 East State Street
Athens, Ohio 45701-2115

**Coshocton***
100 Downtowner Plaza
Coshocton, Ohio 43812-1921

**Dresden***
91 West Dave Longaberger Avenue
Dresden, Ohio 43821-9726

**Logan***
61 North Market Street
Logan, Ohio 43138

**New Concord***
1 West Main Street
New Concord, Ohio 43762-1218

**New Lexington***
206 North Main Street
New Lexington, Ohio 43764-1263

**Newcomerstown***
220 East State Street
Newcomerstown, Ohio 43832

**Zanesville - East***
1705 East Pike
Zanesville, Ohio 43701-6601

**Zanesville - Kroger***
3387 Maple Avenue
Zanesville, Ohio 43701

**Zanesville - Lending Center***
505 Market Street
Zanesville, Ohio 43701

**Zanesville - North***
1201 Brandywine Boulevard
Zanesville, Ohio 43701-1086

**Zanesville - North Military***
990 Military Road
Zanesville, Ohio 43701

**Zanesville - South***
2127 Maysville Avenue
Zanesville, Ohio 43701-5748

**Zanesville - South Maysville***
2810 Maysville Pike
Zanesville, Ohio 43701

## Off-Site ATM Locations

**Zanesville - Genesis HealthCare System**
Bethesda Campus
2951 Maple Avenue

**Zanesville - Genesis HealthCare System**
Good Samaritan Campus
800 Forest Avenue

*Includes Automated Teller Machine

## Affiliate Board


**Michael L. Bennett**
The Longaberger Company


**Ronald A. Bucci**
Stoneware Properties


**Ward D. Coffman, III**
Coffman Law Offices


**Robert D. Goodrich, II**
Retired - Wendy's Management Group, Inc.


**Patrick L. Hennessey**
P&D Transportation, Inc.


**Robert D. Kessler**
Kessler Sign Company


**Henry C. Littick, II**
Southeastern Ohio Broadcasting Systems, Inc.


**Thomas M. Lyall**
President


**Timothy S. McLain, CPA**
McLain, Hill, Rugg and Associates, Inc.


**Don R. Parkhill**
Jacobs, Vanaman Agency, Inc.


**William A. Phillips**
Chairman


**Dr. Anne C. Steele**
Muskingum University


**James L. Shipley**
Miller-Lynn Insurance Service and Smith-Brogan Insurance Agency


**Dr. Robert J. Thompson**
Neurological Associates of Southeastern Ohio, Inc.


**Thomas L. Sieber**
Retired - Hospital Administrator

CenturyNationalBank.com

FAIRFIELD NATIONAL BANK
DIVISION OF THE PARK NATIONAL BANK

# Fairfield National Bank

## Affiliate Board


**Charles P. Bird, Ph.D.**
Ohio University


**Leonard F. Gorsuch**
Fairfield Homes, Inc.


**Eleanor V. Hood**
The Lancaster Festival


**Jonathan W. Nusbaum, M.D.**
Retired - Surgeon


**S. Alan Risch**
Risch Drug Stores, Inc.


**Mina H. Ubbing**
Fairfield Medical Center


**Paul Van Camp**
P.V.C. Limited


**Stephen G. Wells**
President

## Offices

**Main Office - Lancaster**
143 West Main Street
Post Office Box 607
Lancaster, Ohio 43130-0607

**Main Office Drive-Thru***
150 West Wheeling Street
Lancaster, Ohio 43130-3707

**Baltimore***
1301 West Market Street
Baltimore, Ohio 43105-1044

**Canal Winchester - Kroger***
6095 Gender Road
Canal Winchester, Ohio 43110

**Lancaster - East Main***
1001 East Main Street
Lancaster, Ohio 43130

**Lancaster - East Main Street - Kroger***
1141 East Main Street
Post Office Box 607
Lancaster, Ohio 43130-0607

**Lancaster - Meijer***
2900 Columbus-Lancaster Road
Lancaster, Ohio 43130

**Lancaster - Memorial Drive***
1280 North Memorial Drive
Post Office Box 607
Lancaster, Ohio 43130-0607

**Lancaster - Memorial Drive - Kroger***
1735 North Memorial Drive
Post Office Box 607
Lancaster, Ohio 43130-0607

**Lancaster - West Fair***
1001 West Fair Avenue
Lancaster, Ohio 43130

**Pickerington - Central - Kroger***
1045 Hill Road North
Pickerington, Ohio 43147

**Pickerington - North - Kroger***
7833 Refugee Road NW
Pickerington, Ohio 43147

**Reynoldsburg - Slate Ridge***
1988 Baltimore-Reynoldsburg Road
(Route 256)
Reynoldsburg, Ohio 43068

## Off-Site ATM Locations

**Lancaster - Fairfield Medical Center (2)**
401 North Ewing Street

**Lancaster - Ohio University - Lancaster**
1570 Granville Pike

**Lancaster - River View Surgery Center**
2405 North Columbus Street

*Includes Automated Teller Machine

# Farmers and Savings Bank

**Farmers Bank**
Farmers and Savings Bank
Division of The Park National Bank

**Offices**

**Main Office - Loudonville***
120 North Water Street
Post Office Box 179
Loudonville, Ohio 44842-0179

**Ashland***
1161 East Main Street
Ashland, Ohio 44805-2831

**Perrysville***
112 North Bridge Street
Post Office Box 156
Perrysville, Ohio 44864-0156

**Off-Site ATM Location**

**Loudonville - Stake's Short Stop**
3052 State Route 3

*Includes Automated Teller Machine

**Affiliate Board**


**Patricia A. Byerly**
Byerly-Lindsey Funeral Home


**Timothy R. Cowen**
Cowen Truck Line, Inc.


**James S. Lingenfelter**
President


**Roger E. Stitzlein**
Loudonville Farmers Equity


**Chris D. Tuttle**
Amish Oak Furniture Company, Inc.


**Gordon E. Yance**
First-Knox National Bank

FIRST-KNOX NATIONAL BANK
Division of The Park National Bank
...Someone you can trust®

# First-Knox National Bank

## Affiliate Board


**Maureen Buchwald**
Glen Hill Orchards, LLC


**James J. Cullers**
Mediation and Arbitration Services


**Ronald J. Hawk**
Danville Feed and Supply, Inc.


**William B. Levering**
Levering Managment, Inc.


**Noel C. Parrish**
NOE, Inc.


**Mark R. Ramser**
Ohio Cumberland Gas Co.


**R. Daniel Snyder**
Retired Director - Snyder Funeral Homes, Inc.


**Roger E. Stitzlein**
Loudonville Farmers Equity


**Gordon E. Yance**
President

## Offices

**Main Office - Mount Vernon**
One South Main Street
Post Office Box 1270
Mount Vernon, Ohio 43050-1270

**Bellville***
154 Main Street
Bellville, Ohio 44813-1237

**Centerburg***
35 West Main Street, Drawer F
Centerburg, Ohio 43011-0806

**Danville***
4 South Market Street
Post Office Box 29
Danville, Ohio 43014-0029

**Fredericktown***
137 North Main Street
Fredericktown, Ohio 43019-1109

**Millersburg***
225 North Clay Street
Millersburg, Ohio 44654-1302

**Millersburg - Walmart***
1640 South Washington Street
Millersburg, Ohio 44654-8901

**Mount Gilead**
17 West High Street
Mount Gilead, Ohio 43338-1212

**Mount Gilead - Edison***
504 West High Street
Mount Gilead, Ohio 43338-1004

**Mount Vernon - Blackjack Road***
8641 Blackjack Road
Mount Vernon, Ohio 43050-9051

**Mount Vernon - Coshocton Avenue***
810 Coshocton Avenue
Mount Vernon, Ohio 43050-1931

**Mount Vernon - Operations Center**
105 West Vine Street
Post Office Box 1270
Mount Vernon, Ohio 43050-1270

## Off-Site ATM Locations

**Fredericktown - Hot Rod's**
10103 Mount Gilead Road

**Gambier - Kenyon College Bookstore**
106 Gaskin Avenue

**Howard - Apple Valley**
21973 Coshocton Road

**Mount Gilead - ATD Enterprises Marathon**
6154 State Route 95

**Mount Gilead - Morrow County Hospital**
651 West Marion Road

**Mount Vernon - Colonial City Lanes**
110 Mount Vernon Avenue

**Mount Vernon - Knox Community Hospital**
1330 Coshocton Road

**Mount Vernon - Mount Vernon Nazarene University**
800 Martinsburg Road

**Mount Vernon**
11 West Vine Street

*Includes Automated Teller Machine

# The Park National Bank

PARK NATIONAL BANK

## Offices

**Main Office - Newark***
50 North Third Street
Post Office Box 3500
Newark, Ohio 43058-3500

**Columbus**
140 East Town Street, Suite 1010
Columbus, Ohio 43215

**Gahanna - Kroger***
1365 Stoneridge Drive
Gahanna, Ohio 43230

**Granville***
119 East Broadway
Granville, Ohio 43023

**Heath - Southgate***
567 Hebron Road
Heath, Ohio 43056

**Heath - 30th Street***
800 South 30th Street
Heath, Ohio 43056

**Hebron***
103 East Main Street
Post Office Box 268
Hebron, Ohio 43025-0268

**Johnstown***
60 West Coshocton Street
Post Office Box 446
Johnstown, Ohio 43031-0446

**Kirkersville**
177 East Main Street
Post Office Box 38
Kirkersville, Ohio 43033-0038

**Newark - Deo Drive - Kroger***
245 Deo Drive, Suite A
Post Office Box 3500
Newark, Ohio 43058-3500

**Newark - Dugway***
1495 Granville Road
Newark, Ohio 43055

**Newark - Eastland***
1008 East Main Street
Newark, Ohio 43055

**Newark - McMillen***
1633 West Main Street
Newark, Ohio 43055

**Newark - 21st Street***
990 North 21st Street
Newark, Ohio 43055

**Pataskala - Kroger****
350 East Broad Street
Pataskala, Ohio 43062

**Reynoldsburg - Kroger***
8460 Main Street
Reynoldsburg, Ohio 43068

**Utica***
33 South Main Street
Post Office Box 486
Utica, Ohio 43080-0486

**Worthington***
7140 North High Street
Worthington, Ohio 43085

**Operations Centers**
21 South First Street
Post Office Box 3500
Newark, Ohio 43058-3500

22 South First Street
Post Office Box 3500
Newark, Ohio 43058-3500

## Off-Site ATM Locations

**Granville - Denison University**
Slayter Hall

**Hebron - Kroger**
600 East Main Street

**Newark - Licking Memorial Hospital**
1320 West Main Street

**Newark - OSU-N/COTC**
1179 University Drive

**Reynoldsburg - Kroger**
6962 East Main Street

*Includes Automated Teller Machine
**Includes Automated Teller Machine Drive-up and Inside

## Board of Directors


**Donna M. Alvarado**
AGUILA International


**C. Daniel DeLawder**
Chairman


**F.W. Englefield IV**
Englefield, Inc.


**Stephen J. Kambeitz**
RC Olmstead
*Joined the board effective January 1, 2010


**John W. Kozak**
Chief Financial Officer


**William T. McConnell**
Chairman of the Executive Committee


**Dr. Charles Noble, Sr.**
Shiloh Missionary Baptist Church


**John J. O'Neill**
Southgate Corporation


**Robert E. O'Neill**
Southgate Corporation


**J. Gilbert Reese**
Director Emeritus


**David L. Trautman**
President


**Lee Zazworsky**
Mid State Systems, Inc.


**Sarah R. Wallace**
First Federal Savings

PARK NATIONAL BANK
Southwest Ohio & Northern Kentucky

# Park National Bank
# Southwest Ohio & Northern Kentucky

## Affiliate Board


**Nicholas L. Berning**
Retired - Berning Financial Consulting


**Thomas J. Button**
The Park National Bank


**Doug Compton**
President


**Daniel L. Earley**
Chairman
Retired President


**Martin J. Grunder, Jr.**
Grunder Landscaping Co.


**Richard W. Holmes**
Retired - PricewaterhouseCoopers LLP


**Larry H. Maxey**
Synchronic Business Solutions

## Offices

**Main Office - Milford**
400 TechneCenter Drive, Suite 106
Milford, Ohio 45150

**Amelia - Main Street***
5 West Main Street
Amelia, Ohio 45102

**Amelia - Ohio Pike***
1187 Ohio Pike
Amelia, Ohio 45102

**Anderson***
1075 Nimitzview Drive
Cincinnati, Ohio 45230

**Eastgate - bigg's***
4450 Eastgate Boulevard
Cincinnati, Ohio 45245

**Eastgate Mall***
4609 Eastgate Boulevard
Cincinnati, Ohio 45245

**Florence**
600 Meijer Drive, Suite 303
Florence, Kentucky 41042

**Milford***
25 Main Street
Milford, Ohio 45150

**New Richmond**
100 Western Avenue
New Richmond, Ohio 45157

**Owensville***
5100 State Route 132
Owensville, Ohio 45160

**Springboro***
720 Gardner Road
Springboro, Ohio 45066

**West Chester***
8366 Princeton-Glendale Road
West Chester, Ohio 45069

## Off-Site ATM Location

**New Richmond - Berry Pharmacy**
1041 Old US 52

*Includes Automated Teller Machine

RichlandBank
Division of The Park National Bank

# Richland Bank

## Offices

**Main Office - Mansfield***
3 North Main Street
Post Office Box 355
Mansfield, Ohio 44901-0355

**Butler***
85 Main Street
Butler, Ohio 44822-9618

**Lexington***
276 East Main Street
Lexington, Ohio 44904-1300

**Mansfield - Ashland Road***
797 Ashland Road
Mansfield, Ohio 44905-2075

**Mansfield - Cook Road***
460 West Cook Road
Mansfield, Ohio 44907-2395

**Mansfield - Lexington Avenue - Kroger***
1500 Lexington Avenue
Mansfield, Ohio 44907

**Mansfield - Madison - Kroger***
1060 Ashland Road
Mansfield, Ohio 44905-8797

**Mansfield - Marion Avenue***
50 Marion Avenue
Mansfield, Ohio 44903-2302

**Mansfield - Springmill***
889 North Trimble Road
Mansfield, Ohio 44906-2009

**Mansfield - West Park***
1255 Park Avenue West
Mansfield, Ohio 44906-2810

**Ontario***
325 North Lexington-Springmill Road
Ontario, Ohio 44906-1218

**Shelby - Mansfield Avenue***
155 Mansfield Avenue
Shelby, Ohio 44875-1832

## Off-Site ATM Locations

**Mansfield - Kroger**
1240 Park Avenue West

**Mansfield - McDonald's Restaurant**
State Route 13 and I-71
25 West Hanley Road

*Includes Automated Teller Machine

## Affiliate Board


**Ronald L. Adams**
Retired - DAI Emulsions, Inc.


**Mark Breitinger**
Milark Industries


**Michael L. Chambers**
J & B Acoustical


**Benjamin A. Goldman**
Retired - Superior Building Services


**David J. Gooch**
President


**Timothy J. Lehman**
Chairman of the Board


**Grant E. Milliron**
Milliron Industries


**Shirley Monica**
S.S.M. Inc.


**Linda H. Smith**
Ashwood LLC


**Rick R. Taylor**
Jay Industries, Inc.


SECOND
NATIONAL
BANK
Division of The Park National Bank

# Second National Bank

## Affiliate Board


**Tyeis Baker-Baumann**
Rebsco, Inc.


**Wayne G. Deschambeau**
Wayne Hospital


**Neil J. Diller**
Cooper Farms, Inc.


**Jeffrey E. Hittle**
Hittle Pontiac-Cadillac-GMC Dealership


**Wesley M. Jetter**
Ft. Recovery Industries


**Marvin J. Stammen**
Retired President - Second National Bank


**John E. Swallow**
President

## Offices

**Main Office - Greenville**
499 South Broadway
Post Office Box 130
Greenville, Ohio 45331-0130

**Arcanum - Downtown**
1 West George Street
Arcanum, Ohio 45304

**Arcanum - North***
603 North Main Street
Arcanum, Ohio 45304

**Ft. Recovery***
117 North Wayne Street
Ft. Recovery, Ohio 45846

**Greenville - Brethren Retirement Community**
750 Chestnut Street
Greenville, Ohio 45331

**Greenville - North***
1302 Wagner Avenue
Greenville, Ohio 45331

**Greenville - Third and Walnut***
175 East Third Street
Greenville, Ohio 45331

**Greenville - Walmart***
1501 Wagner Avenue
Greenville, Ohio 45331

**Versailles***
101 West Main Street
Versailles, Ohio 45380

## Off-Site ATM Location

**Greenville - Whirlpool Corporation**
1701 KitchenAid Way

*Includes Automated Teller Machine

# Security National Bank

SECURITY NATIONAL BANK
Division of The Park National Bank

## Offices

**Main Office - Springfield***
40 South Limestone Street
Springfield, Ohio 45502

**Enon***
3680 Marion Drive
Enon, Ohio 45323

**Jamestown***
82 West Washington Street
Jamestown, Ohio 45335

**Jeffersonville***
2 South Main Street
Jeffersonville, Ohio 43128

**Mechanicsburg***
2 South Main Street
Mechanicsburg, Ohio 43044

**Medway**
130 West Main Street
Medway, Ohio 45341

**New Carlisle***
201 North Main Street
New Carlisle, Ohio 45344

**New Carlisle - Park Layne***
2035 South Dayton-Lakeview Road
New Carlisle, Ohio 45344

**North Lewisburg***
8 West Maple Street
North Lewisburg, Ohio 43060

**Plain City**
105 West Main Street
Plain City, Ohio 43064

**South Charleston***
102 South Chillicothe Street
South Charleston, Ohio 45368

**Springfield - Derr Road - Kroger***
2989 Derr Road
Springfield, Ohio 45503

**Springfield - East Main***
2730 East Main Street
Springfield, Ohio 45503

**Springfield - North Limestone***
1756 North Limestone Street
Springfield, Ohio 45503

**Springfield - Northridge***
1600 Moorefield Road
Springfield, Ohio 45503

**Springfield - Western***
920 West Main Street
Springfield, Ohio 45504

**Urbana***
1 Monument Square
Urbana, Ohio 43078

**Urbana - Scioto Street***
828 Scioto Street
Urbana, Ohio 43078

**Xenia Downtown***
161 East Main Street
Xenia, Ohio 45385

**Xenia Plaza***
82 North Allison Avenue
Xenia, Ohio 45385

## Off-Site ATM Locations

**Plain City - Shell**
440 South Jefferson Street

**Springfield**
2051 North Bechtle Avenue

**Springfield - Clark County Fairgrounds - Champions Center**
4122 Laybourne Road

**Springfield - Clark State Community College**
570 East Leffel Lane

**Springfield - Mercy Medical Center**
1343 North Fountain Boulevard

**Springfield - Wittenberg University - Student Center**
738 Woodlawn Avenue

**Springfield - Wittenberg University - HPER Center**
250 Bill Edwards Drive

**Urbana - Champaign County Community Center**
1512 South US Highway 68

**Yellow Springs - Young's Jersey Dairy**
6880 Springfield-Xenia Road

*Includes Automated Teller Machine

## Affiliate Board


**R. Andrew Bell**
Consolidated Insurance Company


**Rick D. Cole**
Colepak, Inc.


**Harry O. Egger**
Chairman
Retired President


**William C. Fralick**
President


**Larry E. Kaffenbarger**
Kaffenbarger Truck Equipment Company


**Thomas P. Loftis**
Midland Properties, Inc.


**Scott D. Michael**
Michael Farms, Inc.


**Dr. Karen E. Rafinski**
Clark State Community College


**Chester L. Walthall**
Heat-Treating, Inc.


**Robert A. Warren**
Hauck Bros., Inc.

SecurityNationalBank.com

United Bank
Division of The Park National Bank

## Affiliate Board



## Offices

**Main Office - Bucyrus***
401 South Sandusky Avenue
Post Office Box 568
Bucyrus, Ohio 44820

**Caledonia***
140 East Marion Street
Caledonia, Ohio 43314

**Crestline***
245 North Seltzer Street
Post Office Box 186
Crestline, Ohio 44827-0186

**Galion***
8 Public Square
Galion, Ohio 44833

**Marion - Barks Road***
129 Barks Road East
Marion, Ohio 43302

**Marion - Walmart Super Center***
1546 Marion-Mt. Gilead Road
Marion, Ohio 43302

**Prospect***
105 North Main Street
Prospect, Ohio 43342

## Off-Site ATM Location

**Bucyrus - East Pointe Shopping Center**
211 Stetzer Road South

*Includes Automated Teller Machine

# Unity National Bank

Unity National Bank
Division of The Park National Bank

## Offices

**Main Office - Piqua***
215 North Wayne Street
Piqua, Ohio 45356

**Administrative Office - Piqua**
212 North Main Street
Post Office Box 913
Piqua, Ohio 45356

**Piqua - Sunset***
1603 Covington Avenue
Piqua, Ohio 45356

**Piqua - Walmart***
1300 East Ash Street
Piqua, Ohio 45356

**Tipp City***
1176 West Main Street
Tipp City, Ohio 45371

**Troy**
1314 West Main Street
Troy, Ohio 45373

**Troy - Walmart***
1801 West Main Street
Troy, Ohio 45373

## Off-Site ATM Location

**Troy - Upper Valley Medical Center**
3130 North Dixie Highway

*Includes Automated Teller Machine

## Affiliate Board



**Dr. Richard N. Adams**
Representative of Ohio
General Assembly



**Tamara Baird-Ganley**
Baird Funeral Home



**Michael C. Bardo**
Hartzell Industries, Inc.



**John A. Brown**
President



**Thomas E. Dysinger**
Dysinger & Associates, LLC



**Dr. Douglas D. Hulme**
Oakview Veterinary
Hospital



**Timothy Johnston**
Self-employed
Consultant



**W. Samuel Robinson**
Murray, Wells, Wendeln
& Robinson CPAs, Inc.

# Vision Bank - Alabama

## Affiliate Board


**Gordon Barnhill**
Barnhill Land & Real Estate


**B.J. Blanchard**
Real Estate Developer


**Andrew Braswell**
Vision Bank


**C. Daniel DeLawder**
Park National Corporation


**John B. Foley, IV**
Cunningham, Foley & Barnes


**Joey W. Ginn**
Chairman


**Kevin Leeser, CPA**
O'Sullivan Creel, LLP


**Henry N. Lyda, III**
Retired - University of Alabama


**Robert S. McKean**
Retired President - Vision Bank Alabama


**Christopher S. McManus DMD**
Baldwin County Endodontics, PC


**Katherine A. Monroe**
Wachovia Securities


**James R. Owen, Jr.**
Gulf Shores Title Co., Inc.

## Offices

**Main Office - Gulf Shores***
2201 West First Street
Post Office Box 4649
Gulf Shores, Alabama 36547

**Daphne***
28720 US Highway 98
Post Office Box 1144
Daphne, Alabama 36526

**Elberta***
24989 State Street
Post Office Box 337
Elberta, Alabama 36530

**Fairhope***
218 North Greeno Road
Post Office Box 1786
Fairhope, Alabama 36533

**Foley***
501 South McKenzie Street
Foley, Alabama 36535

**Orange Beach***
25051 Canal Road
Post Office Box 919
Orange Beach, Alabama 36561

**Point Clear***
17008 Scenic Highway 98
Post Office Box 1347
Point Clear, Alabama 36564

**Robertsdale**
22245-3A Highway 59
Post Office Box 606
Robertsdale, Alabama 36567

## Off-Site ATM Locations

**Foley - McDonald's**
1010 South McKenzie Street

**Orange Beach - Sam's**
27123 Canal Road

**Point Clear - Grand Hotel**
One Grand Boulevard

**Saraland - Microtel Inns & Suites**
1124 Shelton Beach Road

*Includes Automated Teller Machine

# Vision Bank - Florida


Vision Bank

**Offices**

**Main Office - Panama City***
2200 Stanford Road
Panama City, Florida 32405

**Destin***
1021 Highway 98 East, Suite A
Destin, Florida 32541

**Navarre***
8524 Navarre Parkway
Navarre, Florida 32566

**Panama City Beach***
16901 Panama City Beach Parkway
Panama City Beach, Florida 32413

**Panama City Beach - Edgewater***
559 Richard Jackson Boulevard
Panama City Beach, Florida 32407

**Port St. Joe***
529 Cecil G Costin, Sr. Boulevard
Port St. Joe, Florida 32456

**St. Joe Beach***
8134 West Highway 98
Port St. Joe Beach, Florida 32456

**Santa Rosa Beach***
1598 South County Highway 393, Suite 106
Santa Rosa Beach, Florida 32459

**Tallahassee**
1414 North Piedmont Way, Suite 100
Tallahassee, Florida 32308

**Wewahitchka***
125 North Highway 71
Wewahitchka, Florida 32465

**Off-Site ATM Location**
**Wewahitchka - Rich's IGA**
201 West River Road

*Includes Automated Teller Machine

## Affiliate Board


**Dr. James D. Campbell, Sr.**
James D. Campbell, D.D.S., M.S.


**William A. Cathey**
Cathey's Hardware


**C. Daniel DeLawder**
Park National Corporation


**Joey W. Ginn**
Chairman


**Patrick Koehnemann**
Koehnemann Construction, Inc.


**Lana Jane Lewis-Brent**
Paul Brent Designer, Inc.


**Robert S. McKean**
Retired President - Vision Bank Alabama


**Jimmy Patronis, Jr.**
Captain Anderson's Restaurant


**Jack B. Prescott**
Retired - Smurfitt-Stone Container


**John S. Robbins**
Vision Bank


**Kim Styles-DiBacco**
Styles Designs


**Dr. James Strohmenger**
Bay Radiology Associates


**Jerry F. Sowell, Jr., CPA**
Segers, Sowell, Stewart, Johnson & Brill, PA

# Officer Listing

## Park National Corporation

**C. Daniel DeLawder**
Chairman

**Harry O. Egger**
Vice Chairman

**John W. Kozak**
Chief Financial Officer

**William T. McConnell**
Chairman of the Executive Committee

**David L. Trautman**
President

## Century National Bank

**William A. Phillips**
Chairman

**Thomas M. Lyall**
President

**Patrick L. Nash**
Executive Vice President

**James C. Blythe**
Senior Vice President

**Barbara A. Gibbs**
Senior Vice President

**John W. Imes**
Senior Vice President

**Michael F. Whiteman**
Senior Vice President

**Brian E. Hall**
Vice President

**Janice A. Hutchison**
Vice President

**Jeffrey C. Jordan**
Vice President

**Brian G. Kaufman**
Vice President

**Bruce D. Kolopajlo**
Vice President

**Mark A. Longstreth**
Vice President

**James R. Merry**
Vice President

**Rebecca R. Porteus**
Vice President

**Jody D. Spencer**
Vice President and
Trust Officer

**Thomas N. Sulens**
Vice President

**Joseph P. Allen**
Assistant Vice President

**Ann M. Gildow**
Assistant Vice President

**Theresa M. Gilligan**
Assistant Vice President

**Susan A. Lasure**
Assistant Vice President

**Karen D. Lowe**
Assistant Vice President

**Terri L. Sidwell**
Assistant Vice President

**Cynthia J. Snider**
Assistant Vice President

**Stephen A. Haren**
Banking Officer

**M. Rick Knox**
Banking Officer

**Diana F. McCloy**
Banking Officer

**Rebecca A. Palmerton**
Banking Officer

**Amy M. Pinson**
Banking Officer

**Jesse M. Rollins**
Banking Officer

**Victoria M. Thomas**
Banking Officer

**Douglas J. Wells**
Banking Officer

**Sherry A. Ziemer**
Banking Officer

**Molly J. Allen**
Administrative Officer

**Katherine M. Barclay**
Administrative Officer
and Trust Officer

**Paula L. Meadows**
Administrative Officer

**Saundra W. Pritchard**
Administrative Officer

**Beth A. Stillwell**
Administrative Officer

**Susan L. Summers**
Administrative Officer

**Deloris A. Tom**
Administrative Officer

## Fairfield National Bank

**Stephen G. Wells**
President

**Timothy D. Hall**
Senior Vice President

**Thomas L. Kokensparger**
Senior Vice President and
Trust Officer

**Richard E. Baker**
Vice President

**Daniel R. Bates**
Vice President

**Linda M. Harris**
Vice President

**Sabrena McClure**
Assistant Vice President

**Scott Reed**
Assistant Vice President

**Laura Tussing**
Assistant Vice President and
Trust Officer

**Sandra Uhl**
Assistant Vice President

**Molly S. Bates**
Banking Officer

**Linda B. Boch**
Banking Officer

**Janet K. Cochenour**
Banking Officer

**Tara L. Craaybeek**
Banking Officer

**Melissa J. McMullen**
Banking Officer

**Cynthia A. Moore**
Banking Officer

**Trudy M. Reeb**
Banking Officer

**Mareion A. Royster**
Banking Officer
and Trust Officer

**Kim I. Sheldon**
Banking Officer

**Tina Taley**
Banking Officer

## Fairfield National Bank (continued)

**Heather N. Wiley**
Banking Officer

**Sharon L. Brown**
Administrative Officer

**Donna K. Bruce**
Administrative Officer

**Grace R. Cline**
Administrative Officer

**Andrew J. Connell**
Administrative Officer

**Dusty J. Miller**
Administrative Officer

**Loretta Swyers**
Administrative Officer

## Farmers and Savings Bank

**James S. Lingenfelter**
President

**Kenneth G. Gosche**
Senior Vice President

**Sharon E. Blubaugh**
Vice President

**Hal D. Sheaffer**
Vice President

**Wayne D. Young**
Vice President

**Gregory A. Henley**
Assistant Vice President

**Barbara J. Young**
Assistant Vice President

**Michael C. Bandy**
Administrative Officer
and Trust Officer

**Ronald D. Flowers**
Administrative Officer

**Brian R. Hinkle**
Administrative Officer

## First-Knox National Bank

**Gordon E. Yance**
President

**Vickie A. Sant**
Executive Vice President

**Mark P. Leonard**
Senior Vice President

**W. Douglas Leonard**
Senior Vice President

**Robert E. Boss**
Vice President

**James E. Brinker**
Vice President

**Cheri L. Butcher**
Vice President and
Trust Officer

**Cynthia L. Higgs**
Vice President

**Julie A. Leonard**
Vice President

**Jesse L. Marlow**
Vice President

**Jerry D. Simon**
Vice President

**Todd P. Vermilya**
Vice President

**Barbara A. Barry**
Assistant Vice President

**James W. Hobson**
Assistant Vice President

**Debra E. Holiday**
Assistant Vice President

**R. Edward Kline**
Assistant Vice President

**Gregory M. Roy**
Assistant Vice President

**Joan M. Stout**
Assistant Vice President

**Mark D. Blanchard**
Banking Officer

**Heather A. Brayshaw**
Banking Officer

**Phyllis D. Colopy**
Banking Officer

**Rachelle E. Dallas**
Banking Officer

**Deborah S. Dove**
Banking Officer

**Wendi M. Fowler**
Banking Officer and
Trust Officer

**Patti J. Frazee**
Banking Officer

**Todd A. Geren**
Banking Officer

**James S. Meyer**
Banking Officer

**Sherry L. Snyder**
Banking Officer

**Rea D. Wirt**
Banking Officer

**Dusty C. Au**
Administrative Officer

**Robert T. Brooke**
Administrative Officer

**Julie M. Chester**
Administrative Officer

**Deborah J. Daniels**
Administrative Officer

**Lance E. Dill**
Administrative Officer

**Monica L. Hiller**
Administrative Officer

**Kassandra L. Hoeflich**
Administrative Officer

**Dave E. Humphrey**
Administrative Officer

**Lisa M. Jones**
Administrative Officer

**Erin C. Kelty**
Administrative Officer

**Jeffrey A. Kinney**
Administrative Officer

**Carol A. Lewis**
Administrative Officer

**Mary A. Loyd**
Administrative Officer

**Nicole L. Mack**
Administrative Officer

**Paulina S. McQuigg**
Administrative Officer

# Officer Listing

## Guardian Finance Company

**Earl W. Osborne**
President

**Matthew R. Marsh**
Vice President

**Charles L. Harris**
Administrative Officer

**Tracy Morgan**
Administrative Officer

**Valerie Morgan**
Administrative Officer

**Mary E. Parsell**
Administrative Officer

## The Park National Bank

**C. Daniel DeLawder**
Chairman

**David L. Trautman**
President

**William T. McConnell**
Chairman of the Executive Committee

**Thomas J. Button**
Senior Vice President

**Thomas M. Cummiskey**
Senior Vice President and Trust Officer

**Lynn B. Fawcett**
Senior Vice President

**John W. Kozak**
Senior Vice President and Chief Financial Officer

**Timothy J. Lehman**
Senior Vice President

**Laura B. Lewis**
Senior Vice President

**Cheryl L. Snyder**
Senior Vice President

**Jeffrey A. Wilson**
Senior Vice President and Auditor

**William R. Wilson**
Senior Vice President

**Alice M. Browning**
Vice President

**Brady T. Burt**
Vice President and Chief Accounting Officer

**James M. Buskirk**
Vice President and Trust Officer

**Peter G. Cassanos**
Vice President

**Cynthia H. Crane**
Vice President

**Kathleen O. Crowley**
Vice President and Auditor

**Joan L. Franks**
Vice President

**John S. Gard**
Vice President and Trust Officer

**Jeffrey C. Gluntz**
Vice President

**Scott C. Green**
Vice President

**Damon P. Howarth**
Vice President and Trust Officer

**Daniel L. Hunt**
Vice President

**Lynne F. Karla**
Vice President and Auditor

**Steven J. Klein**
Vice President

**Teresa M. Kroll**
Vice President and Trust Officer

**Carl H. Mayer**
Vice President

**Lydia E. Miller**
Vice President

**Matthew R. Miller**
Vice President

**Terry C. Myers**
Vice President and Trust Officer

**Karen K. Rice**
Vice President

**David J. Rohde**
Vice President

**David F. Romes**
Vice President

**Ralph H. Root III**
Vice President

**Alan C. Rothweiler**
Vice President

**Christine S. Schneider**
Vice President

**Michael R. Shannon**
Vice President

**Robert G. Springer**
Vice President

**Robin L. Stein**
Vice President

**Julie L. Strohacker**
Vice President and Trust Officer

**Adam T. Stypula**
Vice President

**Erin E. Tschanen**
Vice President

**Daniel H. Turben**
Vice President

**Paul E. Turner**
Vice President

**Stanley A. Uchida**
Vice President

**John B. Uible**
Vice President and Trust Officer

**Thomas A. Underwood**
Vice President

**Brian S. Urquhart**
Vice President

**Bradden E. Waltz**
Vice President

**Charles Wigton III**
Vice President and Trust Officer

**Barbara A. Wilson**
Vice President

**Christa D. Wright**
Vice President

**Renee Baker**
Assistant Vice President

**Brent A. Barnes**
Assistant Vice President and Auditor

**Gail A. Blizzard**
Assistant Vice President

**Sharon L. Bolen**
Assistant Vice President

**Rebecca A. Brownfield**
Assistant Vice President

**Beverly Clark**
Assistant Vice President and Trust Officer

**Donna M. Cotterman**
Assistant Vice President

**Amber L. Cummins**
Assistant Vice President and Trust Officer

## The Park National Bank (continued)

**Catherine J. Evans**
Assistant Vice President

**Jill S. Evans**
Assistant Vice President

**Brenda Frakes**
Assistant Vice President

**Judith A. Franklin**
Assistant Vice President

**David W. Hardy**
Assistant Vice President and Trust Officer

**Ned E. Harter**
Assistant Vice President

**Louise A. Harvey**
Assistant Vice President

**Timothy J. Holt**
Assistant Vice President

**Tony L. Kendziorski**
Assistant Vice President

**Brenda L. Kutan**
Assistant Vice President

**Rick H. Langley**
Assistant Vice President

**Craig M. Larson**
Assistant Vice President

**Candy J. Lehman**
Assistant Vice President and Trust Officer

**Kelly M. Maloney**
Assistant Vice President

**Julia McCormack**
Assistant Vice President

**Michael D. McDonald**
Assistant Vice President

**Ronald C. McLeish**
Assistant Vice President

**Ryan E. Mills**
Assistant Vice President

**Jennifer L. Morehead**
Assistant Vice President

**Gregory M. Rhoads**
Assistant Vice President

**Rebecca K. Rodeniser**
Assistant Vice President

**Brian E. Smith**
Assistant Vice President

**Melinda S. Smith**
Assistant Vice President

**Maryann Thornton**
Assistant Vice President

**Sandy S. Travis**
Assistant Vice President

**Angie D. Treadway**
Assistant Vice President

**Berkley C. Tuggle Jr.**
Assistant Vice President

**Monte J. VanDeusen**
Assistant Vice President

**Carol S. Whetstone**
Assistant Vice President and Trust Officer

**J. Bradley Zellar**
Assistant Vice President and Trust Officer

**Kathy L. Allen**
Banking Officer

**Thomas E. Ballard**
Banking Officer

**Dixie C. Brown**
Banking Officer

**Danielle A.M. Burns**
Banking Officer

**April R. Dusthimer**
Banking Officer

**Dirk J. Dusthimer**
Banking Officer

**Amanda K. Evans**
Banking Officer

**Trudi L. Fisher**
Banking Officer and IT Auditor

**Kristie L. Green**
Trust Officer

**Christopher J. Helms**
Banking Officer

**Chris R. Hiner**
Banking Officer

**Alice M. Keefe**
Banking Officer

**Bethany B. Lewis**
Banking Officer

**Kimberly G. McDonough**
Banking Officer

**Cindy A. Neely**
Banking Officer

**Diane M. Oberfield**
Banking Officer

**Sherri L. Pembrook**
Banking Officer

**Charles F. Schultz**
Banking Officer

**Lori B. Tabler**
Banking Officer

**Jenny L. Ward**
Banking Officer and Auditor

**D. Bradley Wilkins**
Banking Officer

**Rose M. Wilson**
Banking Officer

**David B. Armstrong**
Administrative Officer

**Larry M. Bailey**
Administrative Officer

**Eric M. Baker**
Administrative Officer

**Evan T. Bing**
Administrative Officer

**Patricia S. Carr**
Administrative Officer

**Brad G. Chance**
Administrative Officer

**Nathan T. Cook**
Administrative Officer

**Andrew J. Fackler**
Administrative Officer and Assistant Auditor

**Jerrod F. Gambs**
Administrative Officer

**Brad D. Gard**
Administrative Officer

**Tracy A. Grimm**
Administrative Officer

**Teresa A. Hennessy**
Administrative Officer

**Cynthia Hollis**
Administrative Officer

**Cynthia L. Kissel**
Administrative Officer

**Ryan A. McIntyre**
Administrative Officer

**Natasha D. McKee**
Administrative Officer

**Angela J. Muncie**
Administrative Officer

**Jeffrey A. Pillow**
Administrative Officer

**Mark D. Ridenbaugh**
Administrative Officer

**Leda J. Rutledge**
Administrative Officer

**Ruth Y. Sawyer**
Administrative Officer

**Alice M. Schlaegel**
Administrative Officer

**Kathryn S. Schumm**
Administrative Officer

**Jennifer L. Shanaberg**
Administrative Officer

## The Park National Bank (continued)

**Emila S. Smith**
Administrative Officer

**Linda M. Staubach**
Administrative Officer

**Lisa E. Stranger**
Administrative Officer

**Lori L. Torrens**
Administrative Officer and Assistant Auditor

**Mark A. Travis**
Administrative Officer

**Ginger R. Varner**
Administrative Officer

**Ronda M. Welsh**
Administrative Officer

**Judy L. Young**
Administrative Officer

## Park National Bank of Southwest Ohio & Northern Kentucky

**Doug Compton**
President

**Edward L. Brady**
Senior Vice President

**Jennifer K. Fischer**
Senior Vice President

**Erick K. Harback**
Senior Vice President

**Michael J. Jacunski**
Senior Vice President

**Kim J. Cunningham**
Vice President

**Jason D. Hughes**
Vice President

**John R. Nienaber**
Vice President

**Ginger L. Vining**
Vice President

**Joseph A. Wagner**
Vice President

**John F. Winkler II**
Vice President and Trust Officer

**Peggy A. Beckett**
Assistant Vice President

**Jay F. Berliner**
Assistant Vice President

**Jill A. Brewer**
Assistant Vice President

**Mary M. Demaree**
Assistant Vice President

**James E. Hyson**
Assistant Vice President

**R. Kathy Johnson**
Assistant Vice President

**Louis J. Prabell**
Assistant Vice President

**John L. Schuermann**
Assistant Vice President

**Sam DeBonis**
Banking Officer

**Jason O. Verhoff**
Administrative Officer

**Jonathan A. Waldo**
Administrative Officer

**Cyndy H. Wright**
Administrative Officer

## Richland Bank

**David J. Gooch**
President

**Donald R. Harris Jr.**
Senior Vice President

**Katharine J. Barré**
Vice President

**Charla A. Irvin**
Vice President and Trust Officer

**Michael A. Jefferson**
Vice President

**Rebecca J. Toomey**
Vice President

**Michael D. Volz**
Vice President

**Edward F. Adams**
Assistant Vice President

**Edward A. Brauchler**
Assistant Vice President

**Jimmy D. Burton**
Assistant Vice President

**Edward E. Duffey**
Assistant Vice President

**Susan A. Fanello**
Assistant Vice President

**Barbara A. Miller**
Assistant Vice President

**Jeffrey A. Parton**
Assistant Vice President

**Sheryl L. Smith**
Assistant Vice President

**Linda M. Whited**
Assistant Vice President

**John Q. Cleland**
Banking Officer

**J. Stephen McDonald**
Banking Officer and Trust Officer

**Alexander M. Rocks**
Banking Officer

**Barbara L. Schopp**
Banking Officer

**Carol L. Davis**
Administrative Officer

**Clayton J. Herold**
Administrative Officer

**Elizabeth A. Lake**
Administrative Officer

**Beth K. Malaska**
Administrative Officer

**Kristie L. Massa**
Administrative Officer

**Kathleen A. Spidel**
Administrative Officer

**Deborah A. Sweet**
Administrative Officer

**Andrew C. Waldruff**
Administrative Officer

## Scope Aircraft Finance

**Robert N. Kent Jr.**
President

**Charles W. Sauter**
Vice President

## Second National Bank

**John E. Swallow**
President

**Steven C. Badgett**
Executive Vice President

**C. Russell Badgett**
Vice President

**Marie A. Boas**
Vice President

**D. Todd Durham**
Vice President and
Trust Officer

**Thomas J. Lawson**
Vice President

**Eric J. McKee**
Vice President

**Gene A. Rismiller**
Vice President

**Daniel G. Schmitz**
Vice President

**Kimberly A. Baker**
Assistant Vice President

**Gerald O. Beatty**
Assistant Vice President

**Joy D. Greer**
Assistant Vice President

**Vicki L. Neff**
Assistant Vice President

**Cynthia J. Riffle**
Assistant Vice President

**Alexa J. Roth**
Assistant Vice President

**Shane D. Stonebraker**
Assistant Vice President

**Brian A. Wagner**
Assistant Vice President

**Debby J. Folkerth**
Banking Officer

**Harvey B. Hole III**
Banking Officer

**Diana L. Gilmore**
Administrative Officer

**Michael R. Henry**
Administrative Officer

**Gregory P. Schwartz**
Administrative Officer

**Deborah A. Smith**
Administrative Officer

## Security National Bank

**William C. Fralick**
President

**Jeffrey A. Darding**
Executive Vice President

**Thomas A. Goodfellow**
Senior Vice President

**Andrew J. Irick**
Senior Vice President

**Timothy L. Bunnell**
Vice President

**Margaret L. Foley**
Vice President and
Trust Officer

**Mary L. Goddard**
Vice President and
Trust Officer

**James A. Kreckman**
Vice President and
Trust Officer

**James E. Leathley**
Vice President

**Thomas C. Ruetenik**
Vice President

**David A. Snyder**
Vice President

**Michael B. Warnecke**
Vice President

**Simmie Annandale-King**
Assistant Vice President

**Sharon K. Boysel**
Assistant Vice President

**Margaret A. Chapman**
Assistant Vice President

**Connie P. Craig**
Assistant Vice President

**Steven B. Duelley**
Assistant Vice President

**Teresa D. Hoyt**
Assistant Vice President

**Rick L. McCain**
Assistant Vice President

**Mark B. Robertson**
Assistant Vice President

**Gary J. Seitz**
Assistant Vice President

**Darlene S. Williams**
Assistant Vice President

**Terri L. Wyatt**
Assistant Vice President and
Trust Officer

**Tamara L. Augustine**
Trust Officer

**Teresa L. Belliveau**
Banking Officer

**Catherine L. Hill**
Trust Officer

**Thomas B. Keehner**
Banking Officer

**Patrick K. Rastatter**
Banking Officer

**Rachel M. Brewer**
Trust Officer

**Margaret A. Horstman**
Administrative Officer

**JoAnna S. Jaques**
Administrative Officer

**Mark D. Klingler**
Administrative Officer

**Rita A. Riley**
Administrative Officer

**Anne M. Robinette**
Administrative Officer

# Officer Listing

## United Bank

**Donald R. Stone**
President

**James A. Carr**
Senior Vice President

**Anne K. Spreng**
Vice President

**Scott E. Bennett**
Assistant Vice President

**Matthew E. Bickert**
Assistant Vice President

**James W. Chapman**
Assistant Vice President

**Floyd J. Farmer**
Assistant Vice President

**Richard D. Hancock**
Assistant Vice President and Trust Officer

**David J. Lauthers**
Banking Officer

**Wanda S. Massey**
Banking Officer

**James A. DeSimone**
Administrative Officer

**Jennifer J. Kuns**
Administrative Officer

## Unity National Bank

**John A. Brown**
President

**Brett A. Baumeister**
Senior Vice President

**G. Dwayne Cooper**
Vice President

**David S. Frey**
Vice President

**Stephen W. Vallo**
Vice President

**Frank W. Wagner II**
Vice President

**Dean F. Brewer**
Assistant Vice President

**Nathan E. Counts**
Assistant Vice President

**James R. Stubbs**
Assistant Vice President

**Carol L. Van Culin**
Assistant Vice President

**Vicki L. Burke**
Trust Officer

**Lisa L. Feeser**
Banking Officer

**Douglas R. Eakin**
Administrative Officer

**Kathy M. Sherman**
Administrative Officer

## Vision Bank - Alabama

**Joey W. Ginn**
Chairman

**Diane C. Anderson**
President

**Andrew W. Braswell**
Executive Vice President

**Darrell W. Melton**
Executive Vice President

**Christie G. Barkley**
Senior Vice President

**Karen J. Harmon**
Senior Vice President

**George L. Hawthorne**
Senior Vice President

**Lyndsay P. Job**
Senior Vice President

**James E. Kirkland**
Senior Vice President

**Julie H. Ralph**
Senior Vice President and Trust Officer

**Debra M. Schmidt**
Senior Vice President

**Patricia R. Burrell**
Vice President

**Patricia H. Campbell**
Vice President

**Robin B. Fly**
Vice President

**Bernard A. Fogarty**
Vice President

**Gregory G. Gontarski**
Vice President

**Joel S. Hardee**
Vice President

**Michelle L. Kinne**
Vice President

**William R. Legrone**
Vice President

**Ken N. Neyman**
Vice President

**Geneie S. Scheer**
Vice President

**Doug J. Sizemore**
Vice President

**Judy R. Smith**
Vice President

**Elizabeth O. Stone**
Vice President

**Laura E. Welch**
Vice President

**Rhonda L. Willis**
Vice President

**Lauren S. Dango**
Assistant Vice President

**Janet J. Ellis**
Assistant Vice President

**Holly L. Floyd**
Assistant Vice President

**Jessica Y. Lopez**
Assistant Vice President

**Wendy V. Stacks**
Assistant Vice President

**Alodia A. Wimpee**
Assistant Vice President

**Deborah D. Ard**
Banking Officer

**Alisha N. Mason**
Auditor and Banking Officer

**Joshua C. Mims**
Banking Officer

**Mary Alice Neyhart**
Banking Officer

**Cynthia M. Paul**
Banking Officer

**Paige S. Shoemaker**
Banking Officer

**Alina M. Smith**
Banking Officer

## Vision Bank - Florida

**Joey W. Ginn**
Chairman

**John D. Whitlock**
President

**Jerry D. Gaskin**
Executive Vice President

**Carolyn M. Husband**
Executive Vice President

**Bill P. Lloyd**
Executive Vice President

**Diane E. Floyd**
Senior Vice President

**Colleen Y. Friesen**
Senior Vice President

**Anita M. Mayer**
Senior Vice President

**Jim P. Norton**
Senior Vice President
and Trust Officer

**John S. Robbins**
Senior Vice President

**Emory R. Singletary**
Senior Vice President

**Owen W. Ayers**
Vice President

**Jeremy S. Bennett**
Vice President

**Joan A. Cleckley**
Vice President

**Debbie H. Driskell**
Vice President

**Jim M. Haag**
Vice President

**Laura V. Helms**
Vice President

**Jim L. Hood**
Vice President

**Terri A. Hugghins**
Vice President

**Joe M. Pelter**
Vice President

**Scott R. Robertson**
Vice President

**Cindy L. Stephens**
Vice President

**Leslie L. Welsch**
Vice President

**Johanna L. White**
Vice President

**Jennifer J. Woods**
Vice President

**Kimberly K. DePaepe**
Assistant Vice President

**Karen P. Fontaine**
Assistant Vice President

**John M. Morgan**
Assistant Vice President

**Chelly E. Picone**
Assistant Vice President

**Shawn B. Pitts**
Assistant Vice President

**Tami J. Smith**
Assistant Vice President

**Debbie C. Thompson**
Assistant Vice President

**Linda Jo Chumney**
Banking Officer

**Amber M. Golden**
Banking Officer

**Terri B. Little**
Banking Officer

**Donald S. Summers**
Banking Officer

This financial review presents management's discussion and analysis of the financial condition and results of operations for Park National Corporation ("Park" or the "Corporation"). This discussion should be read in conjunction with the consolidated financial statements and related notes and the five-year summary of selected financial data. Management's discussion and analysis contains forward-looking statements that are provided to assist in the understanding of anticipated future financial performance. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance. The forward-looking statements are based on management's expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements. Risks and uncertainties that could cause actual results to differ materially include, without limitation, Park's ability to execute its business plan, deterioration in the asset value of our loan portfolio may be worse than expected, changes in general economic and financial market conditions, deterioration in credit conditions in the markets in which Park's subsidiary banks operate, changes in interest rates, changes in the competitive environment, changes in banking regulations or other regulatory or legislative requirements affecting the respective businesses of Park and its subsidiaries, changes in accounting policies or procedures as may be required by the Financial Accounting Standards Board or other regulatory agencies, demand for loans in the respective market areas served by Park and its subsidiaries, and other risk factors relating to our industry as detailed from time to time in Park's reports filed with the Securities and Exchange Commission ("SEC") including those described in "Item 1A. Risk Factors" of Part I of Park's Annual Report on Form 10-K for the fiscal year ended December 31, 2009. Undue reliance should not be placed on the forward-looking statements, which speak only as of the date of this Annual Report. Park does not undertake, and specifically disclaims any obligation, to publicly release the result of any revisions that may be made to update any forward-looking statement to reflect the events or circumstances after the date on which the forward-looking statement was made, or reflect the occurrence of unanticipated events, except to the extent required by law.

## ACQUISITION OF VISION BANCSHARES, INC. AND GOODWILL IMPAIRMENT CHARGES IN 2007 AND 2008

On March 9, 2007, Park acquired all of the stock and outstanding stock options of Vision Bancshares, Inc. ("Vision") for $87.8 million in cash and 792,937 shares of Park common stock valued at $83.3 million or $105.00 per share. The goodwill recognized was $109.0 million. The fair value of the acquired assets of Vision was $686.5 million and the fair value of the liabilities assumed was $624.4 million as of March 9, 2007.

At the time of the acquisition, Vision operated two bank subsidiaries (both named Vision Bank) which became bank subsidiaries of Park on March 9, 2007. On July 20, 2007, the bank operations of the two Vision Banks were consolidated under a single charter through the merger of the Vision Bank headquartered in Gulf Shores, Alabama with and into the Vision Bank headquartered in Panama City, Florida. Vision Bank operates under a Florida banking charter and has 18 branch locations in Baldwin County, Alabama and in the panhandle of Florida. The markets that Vision Bank operates in are expected to grow faster than many of the non-metro markets in which Park's subsidiary bank operates in Ohio. Therefore, management still expects that the acquisition of Vision will improve the future growth rate for Park's loans and deposits. However, the acquisition of Vision had a significant negative impact on Park's net income in 2007, 2008 and 2009.

Vision Bank began experiencing credit problems during the second half of 2007 as nonperforming loans increased from $6.5 million at June 30, 2007 to $63.5 million or 9.9% of loan balances at December 31, 2007. As a result of these credit problems at Vision Bank, Park's management concluded that the goodwill of $109.0 million recorded at the time of acquisition was possibly impaired. A goodwill impairment analysis was completed during the fourth quarter of 2007 and the conclusion was reached that a goodwill impairment charge of $54.0 million be recorded at Vision Bank at year-end 2007 to reduce the goodwill balance to $55.0 million.

Credit problems continued to plague Vision Bank in 2008. Net loan charge-offs for Vision Bank were $5.5 million during the first quarter or an annualized 3.37% of average loans and increased to $10.8 million during the second quarter or an annualized 6.41% of average loans. Based primarily on the increased level of net loan charge-offs at Vision Bank during 2008, management determined that it would be prudent to test for additional goodwill impairment. A goodwill impairment analysis was completed during the third quarter of 2008 and the conclusion was reached that a goodwill impairment charge of $55.0 million be recorded at Vision Bank during the third quarter of 2008 to eliminate the goodwill balance pertaining to Vision Bank.

## OVERVIEW

Net income was $74.2 million for 2009, compared to $13.7 million for 2008 and $22.7 million for 2007. Net income increased by $60.5 million or 441.2% in 2009 compared to 2008 and decreased by $9.0 million or 39.6% in 2008 compared to 2007. The primary reason for the large changes in net income was the change in the net loss at Vision Bank for the past three years. Vision Bank had a net loss of $30.1 million in 2009, compared to a net loss of $81.2 million in 2008 and a net loss of $60.7 million from the date of acquisition (March 9, 2007) through December 31, 2007. As previously discussed, Vision Bank recognized goodwill impairment charges of $55.0 million in 2008 and $54.0 million in 2007.

Diluted earnings per common share were $4.82, $.97 and $1.60 for 2009, 2008 and 2007, respectively. Diluted earnings per common share increased by $3.85 or 396.9% in 2009 compared to 2008 and decreased by $.63 or 39.4% in 2008 compared to 2007.

The following tables show the components of net income for 2009, 2008 and 2007. This information is provided for Park, Vision Bank and Park excluding Vision Bank.

**Park – Summary Income Statements**

(For the years ended December 31, 2009, 2008 and 2007)

| (In thousands) | 2009 | 2008 | 2007 |
|---|---|---|---|
| Net interest income | **$273,491** | $255,873 | $234,677 |
| Provision for loan losses | **68,821** | 70,487 | 29,476 |
| Other income | **81,190** | 84,834 | 71,640 |
| Other expense | **188,725** | 179,515 | 170,129 |
| Goodwill impairment charge | — | 54,986 | 54,035 |
| **Income before taxes** | **97,135** | 35,719 | 52,677 |
| **Income taxes** | **22,943** | 22,011 | 29,970 |
| **Net income** | **$ 74,192** | $ 13,708 | $ 22,707 |

**Vision Bank – Summary Income Statements**

(For the years ended December 31, 2009, 2008 and 2007)

| (In thousands) | 2009 | 2008 | 2007 |
|---|---|---|---|
| Net interest income | **$ 25,634** | $ 27,065 | $ 23,756 |
| Provision for loan losses | **44,430** | 46,963 | 19,425 |
| Other income (loss) | **(2,047)** | 3,014 | 3,465 |
| Other expense | **28,091** | 27,149 | 18,545 |
| Goodwill impairment charge | — | 54,986 | 54,035 |
| **Loss before taxes** | **(48,934)** | (99,019) | (64,784) |
| **Income tax benefit** | **(18,824)** | (17,832) | (4,103) |
| **Net loss** | **$ (30,110)** | $(81,187) | $(60,681) |

Park acquired Vision Bank on March 9, 2007 and the summary income statement for 2007 includes the results from the date of acquisition through year-end 2007.

Vision Bank began experiencing credit problems during the third quarter of 2007 and the credit problems continued throughout 2008 and 2009. Vision Bank's net loan charge-offs were $28.9 million in 2009, compared to $38.5 million in 2008 and $8.6 million in 2007. As a percentage of average loans, net loan charge-offs were 4.18% in 2009, 5.69% in 2008 and an annualized 1.71% in 2007. These severe credit problems resulted in recognition of the goodwill impairment charges of $55.0 million in 2008 and $54.0 million in 2007.

**Park Excluding Vision Bank – Summary Income Statements**

(For the years ended December 31, 2009, 2008 and 2007)

| (In thousands) | 2009 | 2008 | 2007 |
|---|---|---|---|
| Net interest income | **$247,857** | $228,808 | $210,921 |
| Provision for loan losses | **24,391** | 23,524 | 10,051 |
| Other income | **83,237** | 81,820 | 68,175 |
| Other expense | **160,634** | 152,366 | 151,584 |
| Goodwill impairment charge | **—** | — | — |
| **Income before taxes** | **146,069** | 134,738 | 117,461 |
| **Income taxes** | **41,767** | 39,843 | 34,073 |
| **Net income** | **$104,302** | $ 94,895 | $ 83,388 |

Net income for Park excluding Vision Bank increased by $9.4 million or 9.9% to $104.3 million in 2009 compared to 2008 and increased by $11.5 million or 13.8% to $94.9 million in 2008 compared to 2007.

## SUMMARY DISCUSSION OF OPERATING RESULTS FOR PARK

A year ago, Park's management projected that net interest income would be $258 million to $263 million in 2009. The actual results in 2009 of $273.5 million exceeded the top of the estimated range by $10.5 million or 4.0%. This positive variance was primarily due to an improvement in the net interest rate spread (the difference between rates received for interest earning assets and the rates paid for interest bearing liabilities). The net interest rate spread improved by 12 basis points to 3.94% for 2009 from 3.82%. Management had not projected an improvement in the net interest rate spread for 2009.

Park's management also projected a year ago that the provision for loan losses would be approximately $45 million and that the net loan charge-off ratio would be approximately 1.00% in 2009. We included the following statement with this projection: "This estimate could change significantly as circumstances for individual loans and economic conditions change." The provision for loan losses for 2009 was $68.8 million and exceeded our estimate by $23.8 million or 52.9%. The net loan charge-off ratio for 2009 was 1.14% and exceeded our estimate by 14 basis points or 14.0%. During 2009, "circumstances for individual loans" somewhat changed at Vision Bank. Park's management had expected a significant reduction in the loan loss provision at Vision Bank in 2009 from the 2008 loan loss provision of $47.0 million. Vision Bank had only a small reduction to $44.4 million in 2009. Vision Bank continued to experience a significant increase in problem loans in 2009. The loan loss provision for Park's Ohio-based banking activities performed as expected in 2009 with a small increase in the loan loss provision to $24.4 million in 2009, compared to $23.5 million in 2008.

Other income for 2009 was $81.2 million and exceeded the year-ago estimated amount of $75 million by $6.2 million or 8.3%. This positive variance was primarily due to a gain from the sale of investment securities of $7.3 million in the second quarter of 2009. Management had not projected that investment securities would be sold in 2009.

A year ago, Park's management projected that total other expense would be approximately $184 million in 2009. Total other expense was $188.7 million in 2009 and exceeded management's estimate by $4.7 million or 2.6%. The primary reason for this variance was higher than projected FDIC insurance expense. The FDIC charged the banking industry a special assessment in 2009. Park's FDIC special assessment was $3.3 million.

In summary, the actual results for net interest income, other income and other expense exceeded the estimated projections from a year ago by $10.5 million, $6.2 million and $4.7 million, respectively. The net positive impact on income before taxes from these variances was a positive $12.0 million in 2009. However, due to continued severe economic conditions in the markets served by Vision Bank, the provision for loan losses exceeded the estimate from a year ago by $23.8 million.

## ISSUANCE OF PREFERRED STOCK AND EMERGENCY ECONOMIC STABILIZATION ACT

On October 3, 2008, Congress passed the Emergency Economic Stabilization Act of 2008 ("EESA"), which created the Troubled Asset Relief Program ("TARP") and provided the Secretary of the Treasury with broad authority to implement certain actions to help restore stability and liquidity to U.S. markets. The Capital Purchase Program (the "CPP") was announced by the U.S. Department of the Treasury (the "U.S. Treasury") on October 14, 2008 as part of TARP. Pursuant to the CPP, the U.S. Treasury was authorized to purchase up to $250 billion of senior preferred shares on standardized terms from qualifying financial institutions. The purpose of the CPP was to encourage U.S. financial institutions to build capital to increase the flow of financing to U.S. businesses and consumers and to support the U.S. economy.

The CPP is voluntary and requires a participating institution to comply with a number of restrictions and provisions, including standards for executive compensation and corporate governance and limitations on share repurchases and the declaration and payment of dividends on common shares.

Eligible financial institutions could generally apply to issue preferred shares to the U.S. Treasury in aggregate amounts between 1% to 3% of the institution's risk-weighted assets. Park was eligible to apply to the U.S. Treasury for between approximately $47 million and $141 million of funding. Park elected to apply for $100 million of funds through the CPP and its application was approved on December 1, 2008.

On December 23, 2008, Park completed the sale to the U.S. Treasury of $100 million of newly-issued Park non-voting preferred shares as part of the CPP. Park entered into a Securities Purchase Agreement and a Letter Agreement with the U.S. Treasury on December 23, 2008. Pursuant to these agreements, Park issued and sold to the U.S. Treasury (i) 100,000 of Park's Fixed Rate Cumulative Perpetual Preferred Shares, Series A, each without par value and having a liquidation preference of $1,000 per share (the "Series A Preferred Shares"), and (ii) a warrant (the "Warrant") to purchase 227,376 Park common shares at an exercise price of $65.97 per share, for an aggregate purchase price of $100 million. The Warrant has a ten-year term. All of the proceeds from the sale of the Series A Preferred Shares and the Warrant by Park to the U.S. Treasury under the CPP qualify as Tier 1 capital for regulatory purposes.

U.S. Generally Accepted Accounting Principles (GAAP) require management to allocate the proceeds from the issuance of the Series A Preferred Shares between the Series A Preferred Shares and related Warrant. The terms of the Series A Preferred Shares require management to pay a cumulative dividend at the rate of 5 percent per annum until February 14, 2014, and 9 percent thereafter. Management has determined that the 5 percent dividend rate is below market value; therefore, the fair value of the Series A Preferred Shares would be less than the $100 million in proceeds. Management determined that a reasonable market discount rate was 12 percent for the fair value of the Series A Preferred Shares. Management used the Black-Scholes model for calculating the fair value of the Warrant (and related common shares). The allocation between the Series A Preferred Shares and the Warrant at December 23, 2008, the date of issuance, was $95.7 million and $4.3 million, respectively. The discount on the Series A Preferred Shares of $4.3 million will be accreted through retained earnings using the level yield method over a 60-month period. GAAP requires Park to measure earnings per share with earnings available to common shareholders. Therefore, the Consolidated Statements of Income reflect a line item for "Preferred stock dividends and accretion" and a line item for "Income available to common shareholders". The preferred stock dividends totaled $5,762,000 for 2009 and $142,000 for 2008. Included in the preferred stock dividends was the accretion of the discount on the Series A Preferred Shares. The accretion of this discount was $762,000 in 2009 and $18,000 in 2008.

Income available to common shareholders is net income minus the preferred stock dividends and accretion. Income available to common shareholders was $68.4 million for 2009 and $13.6 million for 2008.

See Note 1 and Note 25 of the Notes to Consolidated Financial Statements for additional information on the issuance of preferred stock.

### DIVIDENDS ON COMMON SHARES

Park declared quarterly cash dividends on common shares in 2009 that totaled $3.76 per share. The quarterly cash dividend on common shares was $.94 per share for each quarter of 2009.

Under the terms of the Securities Purchase Agreement with the U.S. Treasury under the CPP, Park is not permitted to increase the quarterly cash dividend on its common shares above $.94 per share without seeking prior approval from the U.S. Treasury.

Cash dividends declared on common shares were $3.76 in 2009, $3.77 in 2008 and $3.73 in 2007. Park's management expects to pay a quarterly cash dividend on its common shares of $.94 per share in 2010.

### CONSOLIDATION OF OHIO BANKING CHARTERS

On July 30, 2007, Park announced a plan to review current processes and identify opportunities to improve efficiency by converting to one operating system. One outcome of this initiative ("Project EPS") was the consolidation of the eight banking charters of Park's Ohio-based subsidiary banks into one national bank charter, The Park National Bank ("PNB"), during the third quarter of 2008. PNB operates with eleven banking divisions. See Table 1 for a complete listing of the banking divisions.

### BRANCH PURCHASE

On September 21, 2007, a banking division of PNB, the First-Knox National Bank Division ("FKND"), acquired the Millersburg, Ohio banking office (the "Millersburg branch") of Ohio Legacy Bank, N.A. ("Ohio Legacy"). FKND acquired substantially all of the loans administered at the Millersburg branch of Ohio Legacy and assumed substantially all of the deposit liabilities relating to the deposit accounts assigned to the Millersburg branch. The fair value of the loans acquired was approximately $38.3 million and the fair value of the deposit liabilities assumed was approximately $23.5 million.

FKND paid a premium of approximately $1.7 million in connection with the purchase of the deposit liabilities. FKND recognized a loan premium adjustment of $700,000 and a certificate of deposit adjustment of $300,000, resulting in the recording of a core deposit intangible of $2.7 million. No goodwill was recognized as part of this transaction. In addition, FKND paid $900,000 for the acquisition of the branch office building that Ohio Legacy was leasing from a third party.

### CRITICAL ACCOUNTING POLICIES

The significant accounting policies used in the development and presentation of Park's consolidated financial statements are listed in Note 1 of the Notes to Consolidated Financial Statements. The accounting and reporting policies of Park conform with U.S. GAAP and general practices within the financial services industry. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Park considers that the determination of the allowance for loan losses involves a higher degree of judgment and complexity than its other significant accounting policies. The allowance for loan losses is calculated with the objective of maintaining a reserve level believed by management to be sufficient to absorb probable incurred credit losses in the loan portfolio. Management's determination of the adequacy of the allowance for loan losses is based on periodic evaluations of the loan portfolio and of current economic conditions. However, this evaluation is inherently subjective as it requires material estimates, including expected default probabilities, the loss given default, the amounts and timing of expected future cash flows on impaired loans, and estimated losses on consumer loans and residential mortgage loans based on historical loss experience and the current economic conditions. All of those factors may be susceptible to significant change. To the extent that actual results differ from management estimates, additional loan loss provisions may be required that would adversely impact earnings for future periods.

Management's assessment of the adequacy of the allowance for loan losses considers individual impaired loans, pools of unimpaired commercial loans and pools of homogeneous loans with similar risk characteristics and other environmental risk factors. This assessment is updated on a quarterly basis. The allowance established for impaired commercial loans reflects expected losses resulting from analyses performed on each individual impaired commercial loan. The specific credit allocations are based on regular analyses of commercial, commercial real estate and construction loans where we have determined the loan to be impaired. Due to the variations in Park's loan portfolio as well as the deteriorating credit conditions at Vision Bank, beginning with the fourth quarter of 2009, management has grouped individually impaired loans into three categories: Vision Bank impaired commercial land and development (CL&D) loans ($85.4 million), other PNB and Vision Bank impaired commercial loans ($112.0 million), and Vision Bank impaired commercial loans with balances less than $250,000 ($3.7 million). At December 31, 2009, management had specifically allocated $21.7 million, $14.5 million, and $0.5 million of the loan loss reserve to these three categories, respectively. For the years ended December 31, 2008 and 2007, management allocated $8.7 million and $3.4 million respectively, to all impaired commercial loans.

Pools of performing commercial loans and pools of homogeneous loans with similar risk characteristics are also assessed for probable losses. At December 31, 2008, a loss migration analysis was performed on accruing commercial loans, which includes commercial, financial and agricultural loans, commercial real estate loans and certain real estate construction loans. These are loans above a fixed dollar amount that are assigned an internal credit rating. During 2009, management determined that it was necessary to discontinue the migration analysis and implemented a methodology that uses an annual loss rate ("historical loss experience"), calculated based on an average of the net charge-offs during the last 24 months. Management believes the 24-month historical loss experience methodology is appropriate in the current economic environment, as it captures loss rates that are comparable to the current period being analyzed. Management also segregated Vision Bank's accruing CL&D loan portfolio from other commercial loans, as the loss experience in the CL&D loan portfolio has far surpassed losses in other commercial loans at Park. The historical loss experience is judgmentally increased to cover approximately two years of expected losses in the commercial loan portfolio and 1.75 years of expected losses in the Vision Bank CL&D loan portfolio. Generally, residential real estate loans and consumer loans are not individually graded. The amount of loan loss reserve assigned to these loans is based on historical loss experience, judgmentally increased to cover approximately 1.25 years of expected losses. (Refer to the Credit Experience-Provision for Loan Losses section within this Financial Review for additional discussion.)

Effective January 1, 2008, management implemented the fair value hierarchy, which has the objective of maximizing the use of observable market inputs. The related accounting guidance also requires enhanced disclosures regarding the inputs used to calculate fair value. These inputs are classified as Level 1, 2, and 3. Level 3 inputs are those with significant unobservable inputs that reflect a company's own assumptions about the market for a particular instrument. Some of the inputs could be based on internal models and cash flow analysis. At December 31, 2009, financial assets valued using Level 3 inputs for Park had an aggregate fair value of approximately $153.8 million. This was 10.5% of the total amount of assets measured at fair value as of the end of the year. The fair value of impaired loans was approximately $109.8 million (or 71.4%) of the total amount of Level 3 inputs. Additionally, there are $91.3 million of loans that are impaired and carried at cost, as fair value exceeds book value for each individual credit. The large majority of Park's financial assets valued using Level 2 inputs consist of available-for-sale ("AFS") securities. The fair value of these AFS securities is obtained largely by the use of matrix pricing, which is a mathematical technique widely used in the financial services industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

Management believes that the accounting for goodwill and other intangible assets also involves a higher degree of judgment than most other significant accounting policies. GAAP establishes standards for the amortization of acquired intangible assets and the impairment assessment of goodwill. Goodwill arising from business combinations represents the value attributable to unidentifiable intangible assets in the business acquired. Park's goodwill relates to the value inherent in the banking industry and that value is dependent upon the ability of Park's banking subsidiaries to provide quality, cost-effective banking services in a competitive marketplace. The goodwill value is supported by revenue that is in part driven by the volume of business transacted. A decrease in earnings resulting from a decline in the customer base, the inability to deliver cost-effective services over sustained periods or significant credit problems can lead to impairment of goodwill that could adversely impact earnings in future periods. GAAP requires an annual evaluation of goodwill for impairment, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The fair value of the goodwill, which resides on the books of Park's subsidiary banks, is estimated by reviewing the past and projected operating results for the Park subsidiary banks, deposit and loan totals for the Park subsidiary banks and banking industry comparable information. Park recognized goodwill impairment charges in both 2007 and 2008 as previously discussed.

At December 31, 2009, on a consolidated basis, Park had core deposit intangibles of $9.5 million subject to amortization and $72.3 million of goodwill, which was not subject to periodic amortization. The core deposit intangibles recorded on the balance sheet of PNB totaled $2.8 million and the core deposit intangibles at Vision Bank were $6.7 million. The goodwill asset of $72.3 million is carried on the balance sheet of PNB.

## ABOUT OUR BUSINESS

Through its Ohio-based banking divisions, Park is engaged in the commercial banking and trust business, generally in small to medium population Ohio communities. Vision Bank is primarily engaged in the commercial banking business throughout the panhandle of Florida and in Baldwin County, Alabama. Management believes there is a significant number of consumers and businesses which seek long-term relationships with community-based financial institutions of quality and strength. While not engaging in activities such as foreign lending, nationally syndicated loans or investment banking, Park attempts to meet the needs of its customers for commercial, real estate and consumer loans, consumer and commercial leases, and investment, fiduciary and deposit services.

Park's subsidiaries compete for deposits and loans with other banks, savings associations, credit unions and other types of financial institutions. At December 31, 2009, Park and its Ohio-based banking divisions operated 127 offices and a network of 147 automatic teller machines in 28 Ohio counties and one county in northern Kentucky. Vision Bank operated 18 offices and a network of 21 automatic teller machines in Baldwin County, Alabama and in 6 counties in the panhandle of Florida.

A table of financial data of Park's subsidiaries and banking divisions for 2009, 2008 and 2007 is shown below. See Note 23 of the Notes to Consolidated Financial Statements for additional information on the Corporation's subsidiaries. Please note that the financial statements for various divisions of PNB are not maintained on a separate basis and, therefore, net income is only an estimate by management.

**Table 1 – Park National Corporation Affiliate Financial Data**

| | **2009** | | 2008 | | 2007 | |
|---|---|---|---|---|---|---|
| **(In thousands)** | **Average Assets** | **Net Income** | Average Assets | Net Income | Average Assets | Net Income |
| Park National Bank: | | | | | | |
| Park National Division | **$1,798,814** | **$26,991** | $1,839,012 | $25,445 | $1,492,652 | $24,830 |
| Security National Division | **825,481** | **14,316** | 820,571 | 13,001 | 835,801 | 12,439 |
| Century National Division | **650,488** | **11,387** | 711,162 | 12,995 | 720,781 | 11,913 |
| First-Knox National Division | **633,260** | **12,411** | 658,151 | 12,718 | 656,406 | 10,891 |
| Richland Trust Division | **563,776** | **9,954** | 526,989 | 8,946 | 529,175 | 5,915 |
| Fairfield National Division | **484,849** | **9,368** | 337,355 | 7,332 | 332,564 | 6,322 |
| Park National SW & N KY Division | **416,502** | **1,841** | 416,398 | 1,506 | 398,517 | (69) |
| Second National Division | **371,079** | **6,926** | 423,062 | 5,752 | 403,114 | 4,847 |
| United Bank Division | **242,166** | **4,300** | 214,074 | 3,467 | 207,493 | 2,410 |
| Unity National Division | **182,373** | **2,251** | 190,739 | 2,061 | 192,382 | 1,290 |
| Farmers & Savings Division | **107,437** | **1,713** | 119,014 | 2,042 | 129,133 | 2,292 |
| Vision Bank | **904,897** | **(30,110)** | 904,420 | (81,187) | 698,788 | (60,681) |
| Parent Company, including consolidating entries | **(145,591)** | **2,844** | (452,861) | (370) | (427,650) | 308 |
| **Consolidated Totals** | **$7,035,531** | **$74,192** | $6,708,086 | $13,708 | $6,169,156 | $22,707 |

## SOURCE OF FUNDS

**Deposits:** Park's major source of funds is provided by deposits from individuals, businesses and local government units. These deposits consist of noninterest bearing and interest bearing deposits.

Total year-end deposits increased by $426 million or 9.0% to $5,188 million at December 31, 2009. Excluding the $236 million decrease in brokered deposits, total year-end deposits increased by $662 million or 14.6% in 2009. Please see the following table for information on the growth in deposits in 2009.

**Year-End Deposits**

| **December 31, (In thousands)** | **2009** | 2008 | Change |
|---|---|---|---|
| Noninterest bearing checking | **$ 897,243** | $ 782,625 | $ 114,618 |
| Interest bearing transaction accounts | **1,193,845** | 1,204,530 | (10,685) |
| Savings | **873,137** | 694,721 | 178,416 |
| Brokered time deposits | **—** | 235,766 | (235,766) |
| All other time deposits | **2,222,537** | 1,842,606 | 379,931 |
| Other | **1,290** | 1,502 | (212) |
| **Total** | **$5,188,052** | $4,761,750 | $ 426,302 |

In 2009, total year-end deposits at Vision Bank increased by $52 million or 8.2% and increased by $374 million or 9.1% for Park's Ohio-based banking operations.

Total year-end deposits increased by $323 million or 7.3% in 2008. However, $236 million of the growth in deposits came from the use of brokered deposits. Excluding the brokered deposits, total year-end deposits increased by $87 million or 2.0%. In 2008, Vision Bank's year-end total deposits decreased by $20 million or 3.1% and the Ohio-based banking operations increased deposits by $107 million or 2.8%.

Average total deposits were $5,051 million in 2009 compared to $4,603 million in 2008 and $4,403 million in 2007. Average noninterest bearing deposits were $818 million in 2009 compared to $740 million in 2008 and $697 million in 2007.

Management expects that total deposits (exclusive of brokered deposits) will decrease in 2010 by 3% to 5%. The extraordinary growth in deposits in 2009 was partially due to Park's competitors attempting to limit deposit growth by not accepting public funds deposits and by customers seeking a different local bank for their deposit business. Excluding brokered deposits, total year-end deposits increased by 14.6% in 2009, which was much stronger than the growth guidance of 1% to 2% that was provided a year ago by Park's management.

The Federal Open Market Committee ("FOMC") of the Federal Reserve Board decreased the federal funds rate from 4.25% at December 31, 2007 to a range of 0% to .25% at year-end 2008. The FOMC aggressively lowered the federal funds rate during 2008 as the severity of the economic recession increased. The FOMC maintained the targeted federal funds rate in the 0% to .25% range for all of 2009 as the U.S. economy gradually recovered from the severe recession. The average federal funds rate was .16% for 2009, compared to an average rate of 1.93% for 2008 and 5.02% in 2007.

The average interest rate paid on interest bearing deposits was 1.53% in 2009, compared to 2.33% in 2008 and 3.27% in 2007. The average cost of interest bearing deposits for each quarter of 2009 was 1.33% for the fourth quarter, compared to 1.48% for the third quarter, 1.59% for the second quarter and 1.73% for the first quarter.

Park's management expects that due to the uncertainty of future economic growth following the severe economic recession, the FOMC will maintain the federal funds interest rate at approximately .25% for most of 2010. As a result, Park's management expects a further decrease in the average interest rate paid on interest bearing deposits in 2010.

**Short-Term Borrowings:** Short-term borrowings consist of securities sold under agreements to repurchase, Federal Home Loan Bank advances, federal funds purchased and other borrowings. These funds are used to manage the Corporation's liquidity needs and interest rate sensitivity risk. The average rate paid on short-term borrowings generally moves closely with changes in market interest rates for short-term investments. The average rate paid on short-term borrowings was .76% in 2009 compared to 2.38% in 2008 and 4.47% in 2007.

The average cost of short-term borrowings for each quarter of 2009 was .64% for the fourth quarter, compared to .81% for the third quarter, .77% for the second quarter and .83% for the first quarter. Management expects the average rate paid on short-term borrowings in 2010 to be similar to 2009.

Average short-term borrowings were $420 million in 2009 compared to $609 million in 2008 and $494 million in 2007. The decrease in average short-term borrowings in 2009 compared to 2008 was primarily due to the large increase in average deposit balances. The increase in average short-term borrowings in 2008 compared to 2007 was used to help fund the increase in loans and investments.

**Long-Term Debt:** Long-term debt primarily consists of borrowings from the Federal Home Loan Bank and repurchase agreements with investment banking firms. The average rate paid on long-term debt was 3.38% for 2009, compared to 3.72% for 2008 and 4.22% for 2007. In 2009, the average cost of long-term debt for each quarter was 3.63% for the fourth quarter, compared to 3.62% for the third quarter, 3.31% for the second quarter and 3.03% for the first quarter. (The average balance of long-term debt and the average cost of long-term debt includes the subordinated debentures discussed in the following section.) Management expects that the average rate paid on long-term debt will be approximately 3.75% in 2010.

In 2009, average long-term debt was $780 million compared to $836 million in 2008 and $569 million in 2007. Average total debt (long-term and short-term) was $1,200 million in 2009 compared to $1,445 million in 2008 and $1,063 million in 2007. Average total debt decreased by $245 million or 16.9% in 2009 compared to 2008 and increased by $382 million or 35.9% in 2008 compared to 2007. The decrease in average total debt in 2009 compared to 2008 was primarily due to the large increase in average deposits. In 2008, the large increase in average total debt was used to fund the large increase in average loans and investments.

Average long-term debt was 65% of average total debt in 2009 compared to 58% in 2008 and 54% in 2007.

**Subordinated Debentures/Notes:** Park assumed with the Vision acquisition $15 million of floating rate junior subordinated notes. The interest rate on these subordinated notes adjusts every quarter at 148 basis points above the three-month LIBOR interest rate. The maturity date on the junior subordinated notes is December 30, 2035 and the subordinated debenture may be prepaid after December 30, 2010. These subordinated notes qualify as Tier 1 capital under Federal Reserve Board guidelines.

Park's Ohio-based banking subsidiary, PNB, issued a $25 million subordinated debenture on December 28, 2007. The interest rate on this subordinated debenture adjusts every quarter at 200 basis points above the three-month LIBOR interest rate. The maturity date on the subordinated debenture is December 29, 2017 and the subordinated debenture may be prepaid after December 28, 2012. On January 2, 2008, Park entered into a "pay fixed-receive floating" interest rate swap agreement for a notional amount of $25 million with a maturity date of December 28, 2012. This interest rate swap agreement was designed to hedge the cash flows pertaining to the $25 million subordinated debenture until December 28, 2012. Management converted the cash flows to a fixed interest rate of 6.01% through the use of the interest rate swap. This subordinated debenture qualifies as Tier 2 capital under the applicable regulations of the Office of the Comptroller of the Currency of the United States of America (the "OCC") and the Federal Reserve System.

On December 23, 2009, Park issued $35.25 million of subordinated notes to 38 purchasers. The subordinated notes have a fixed annual interest rate of 10% with quarterly interest payments. The maturity date on the subordinated notes is December 23, 2019. These notes may be prepaid by Park at any time after five years. The subordinated notes qualify as Tier 2 capital under applicable rules of the Federal Reserve Board. Each subordinated note was purchased at a purchase price of 100% of the principal amount by an accredited investor.

See Note 11 of the Notes to Consolidated Financial Statements for additional information on the subordinated debentures and subordinated notes.

**Sale of Common Stock:** Park sold an aggregate of 904,072 common shares, out of treasury shares, during 2009 using various capital raising strategies. As part of one of these strategies, Park issued warrants for the purchase of 500,000 shares of common stock. The warrants have an exercise price of $67.75 per share. Warrants covering the purchase of an aggregate of 250,000 common shares expire on April 30, 2010 and warrants covering the purchase of the other 250,000 common shares expire on October 30, 2010.

Park sold a total of 288,272 common shares through an At-the-Market Common Stock Offering Program ("ATM") during the second and third quarters of 2009. Gross proceeds from these sales were $17.5 million at a weighted average sales price of $60.83 per share. Net of selling and due diligence expenses, Park raised $16.7 million in equity from the ATM.

During the fourth quarter of 2009, Park sold 500,000 shares of common stock and issued the previously described warrants for the purchase of an aggregate of 500,000 shares of common stock in a registered direct offering. The gross proceeds from the sale of the common stock and warrants was $30.8 million at an average sales price of $61.59 per share. Net of selling and professional expenses, Park raised $29.8 million from this transaction.

Also during the fourth quarter of 2009, Park sold 115,800 common shares to Park's Defined Benefit Pension Plan (the "Pension Plan"). These common shares were sold at the current market price of $60.45 per share for gross proceeds of $7.0 million. There were no expenses associated with this sale.

In total for 2009, Park sold 904,072 common shares and warrants covering 500,000 common shares at a weighted average price per share of $61.20 for gross proceeds of $55.3 million. Net of selling expenses and professional fees, Park raised $53.5 million of equity from these capital raising strategies in 2009.

**Stockholders' Equity:** Tangible stockholders' equity (stockholders' equity less goodwill and other intangible assets) to tangible assets (total assets less goodwill and other intangible assets) was 9.13% at December 31, 2009 compared to 7.98% at December 31, 2008 and 6.85% at December 31, 2007.

The large increase in the ratio of tangible stockholders' equity to tangible assets in 2008 was due to the issuance of $100 million of Park non-voting preferred shares to the U.S. Treasury on December 23, 2008. In 2009, Park's tangible stockholders' equity to tangible assets ratio further increased largely as a result of the sale of common stock which increased equity by $53.5 million. Excluding the $100.0 million of preferred stock, the ratio of tangible stockholders' equity to tangible assets ratio was 7.69% at December 31, 2009 and 6.54% at December 31, 2008.

In accordance with GAAP, Park reflects any unrealized holding gain or loss on AFS securities, net of income taxes, as accumulated other comprehensive income (loss) which is part of Park's equity. The unrealized holding gain on AFS securities, net of income taxes, was $30.1 million at year-end 2009, compared to an unrealized holding gain on AFS securities, net of income taxes, of $31.6 million at year-end 2008 and an unrealized holding gain on AFS securities, net of income taxes, of $1.0 million at year-end 2007. Long-term and short-term interest rates decreased sharply during the fourth quarter of 2008 which caused the market value of Park's investment securities to increase and produced the large unrealized holding gain on AFS securities, net of income taxes, at year-end 2008 and year-end 2009.

In accordance with GAAP, Park adjusts accumulated other comprehensive income (loss) to recognize the net actuarial gain or loss reflected in the accounting for Park's Pension Plan. See Note 13 of the Notes to Consolidated Financial Statements for information on the accounting for Park's Pension Plan.

Pertaining to the Pension Plan, Park recognized a net comprehensive gain of $6.3 million in 2009, a net comprehensive loss of $(16.2) million in 2008 and a net comprehensive gain of $3.3 million in 2007. The comprehensive gain in 2009 was due to positive investment returns and contributions to the Pension Plan. The large comprehensive loss in 2008 was primarily due to the negative investment return on Pension Plan assets in 2008, as a result of the poor performance of stock investments in 2008. At year-end 2009, the balance in accumulated other income (loss) pertaining to the Pension Plan was $(13.5) million, compared to $(19.8) million at December 31, 2008 and $(3.6) million at December 31, 2007.

Park also recognized in 2008, a net comprehensive loss of $(1.3) million due to the mark-to-market of the $25 million cash flow hedge. In 2009, Park recognized $.3 million of comprehensive income on the cash flow hedge. See Note 19 of the Notes to Consolidated Financial Statements for information on the accounting for Park's derivative instruments.

## INVESTMENT OF FUNDS

**Loans:** Average loans were $4,594 million in 2009 compared to $4,355 million in 2008 and $4,011 million in 2007. The average yield on loans was 6.03% in 2009 compared to 6.93% in 2008 and 8.01% in 2007. The average prime lending rate in 2009 was 3.25% compared to 5.09% in 2008 and 8.05% in 2007. Approximately 63% of Park's loan balances mature or reprice within one year (see Table 10). The yield on average loan balances for each quarter of 2009 was 5.91% for the fourth quarter, compared to 5.99% for the third quarter, 6.02% for the second quarter and 6.18% for the first quarter. Management expects that the yield on the loan portfolio will decrease modestly in 2010 compared to the average yield of 6.03% for 2009. Year-end loan balances increased by $149 million or 3.3% in 2009 compared to 2008. Park's Ohio-based subsidiaries increased loans by $162 million or 4.3% during 2009. Vision Bank had a small decline in loans of $13 million or 1.9% during 2009.

In 2008, year-end loan balances increased by $267 million or 6.3%. During the fourth quarter of 2008, Park's Ohio-based banking divisions sold $31 million of unsecured credit card balances. Exclusive of the sale of the credit card balances, year-end loan balances grew by $298 million or 7.0%. At Vision Bank, year-end loan balances increased by $51 million or 8.0% during 2008 to $690 million. Park's Ohio-based subsidiaries increased loans by $216 million or 6.0% during 2008. Excluding the sale of the credit card balances, Park's Ohio-based subsidiaries increased loans by $247 million or 6.9% in 2008.

Year-end loan balances increased by $110 million or 3.2% in 2007 exclusive of $596 million of loans that were acquired in the Vision acquisition and exclusive of the $38 million of loans that were acquired as part of the Millersburg, Ohio branch purchase. From the date of the Vision acquisition (March 9, 2007) through year-end 2007, Vision Bank increased loans by $43 million to $639 million at year-end 2007. Excluding the growth from Vision Bank, Park's Ohio-based subsidiaries grew loans by $67 million during 2007 for a growth rate of 1.9%.

A year ago, management projected that year-end loan balances would grow between 3% to 4% in 2009. The actual loan growth of 3.3% was consistent with this guidance. Management expects that loan growth for 2010 will be slower (1% to 3%) as the demand for loans decreased in the fourth quarter of 2009.

Year-end residential real estate loans were $1,555 million, $1,560 million and $1,481 million in 2009, 2008 and 2007, respectively. Residential real estate loans decreased by $5 million or .3% in 2009 and increased by $79 million or 5.3% during 2008. In 2007, residential real estate loans increased by $43 million or 3.3% exclusive of the $138 million of loans from the Vision acquisition. Management does not expect any growth in residential real estate loans in 2010, as Park's customers will continue to favor long-term fixed rate residential mortgage loans.

The long-term fixed rate residential mortgage loans that Park originates are sold in the secondary market and Park typically retains the servicing on these loans. The balance of sold fixed-rate residential mortgage loans increased by $149 million or 10.9% to $1,518 million at year-end 2009, compared to $1,369 million at year-end 2008 and $1,403 million at year-end 2007. Due to low long-term interest rates in 2009, the demand for fixed-rate residential mortgage loans was extraordinary. Park originated and sold $615 million of fixed-rate residential mortgage loans in 2009, compared to $161 million in 2008 and 2007. Management expects that the loan origination volume of fixed-rate mortgage loans will decrease by 50% or more in 2010, as the annualized loan origination volume for the fourth quarter of 2009 was $333 million. The balance of sold fixed-rate residential mortgage loans is expected to increase by 1% to 3% in 2010.

Year-end consumer loans were $704 million, $643 million and $593 million in 2009, 2008 and 2007, respectively. Consumer loans increased by $61 million or 9.5% in 2009 and increased by $50 million or 8.4% in 2008. In 2007, consumer loans increased by $55 million or 10.3% exclusive of the $6 million of loans acquired from the Vision acquisition. The increases in consumer loans for 2009, 2008 and 2007 were primarily due to an increase in automobile loans originated through automobile dealers in Ohio. Management expects that consumer loans will increase by 2% to 3% in 2010.

On a combined basis, year-end construction loans, commercial loans and commercial real estate loans totaled $2,377 million, $2,284 million and $2,143 million at year-end 2009, 2008 and 2007, respectively. These combined loan totals increased by $93 million or 4.1% in 2009 and increased by $141 million or 6.6% in 2008. These combined loan totals increased by $33 million or 2.0% in 2007, exclusive of the $472 million of loans acquired through the Vision acquisition and the Millersburg branch purchase. Management expects that construction loans, commercial loans and commercial real estate loans will grow by 1% to 3% in 2010.

Year-end lease balances were $3 million, $4 million and $7 million in 2009, 2008 and 2007, respectively. Management continues to de-emphasize leasing and expects the balance to further decline in 2010.

Table 2 reports year-end loan balances by type of loan for the past five years.

**Table 2 – Loans by Type**

| December 31, (In thousands) | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| Commercial, financial and agricultural | **$ 751,277** | $ 714,296 | $ 613,282 | $ 548,254 | $ 512,636 |
| Real estate – construction | **495,518** | 533,788 | 536,389 | 234,988 | 193,185 |
| Real estate – residential | **1,555,390** | 1,560,198 | 1,481,174 | 1,300,294 | 1,287,438 |
| Real estate – commercial | **1,130,672** | 1,035,725 | 993,101 | 854,869 | 823,354 |
| Consumer | **704,430** | 643,507 | 593,388 | 532,092 | 494,975 |
| Leases | **3,145** | 3,823 | 6,800 | 10,205 | 16,524 |
| **Total Loans** | **$4,640,432** | $4,491,337 | $4,224,134 | $3,480,702 | $3,328,112 |

**Table 3 – Selected Loan Maturity Distribution**

| December 31, 2009 (In thousands) | One Year or Less (1) | Over One Through Five Years | Over Five Years | Total |
|---|---|---|---|---|
| Commercial, financial and agricultural | $ 355,738 | $248,780 | $146,759 | **$ 751,277** |
| Real estate – construction | 396,829 | 33,325 | 65,364 | **495,518** |
| Real estate – commercial | 254,901 | 131,738 | 744,033 | **1,130,672** |
| **Total** | **$1,007,468** | **$413,843** | **$956,156** | **$2,377,467** |
| Total of these selected loans due after one year with: | | | | |
| Fixed interest rate | | | | **$ 508,111** |
| Floating interest rate | | | | **$ 861,888** |

(1) Nonaccrual loans of $173,525 are included within the one year or less classification above.

**Investment Securities:** Park's investment securities portfolio is structured to provide liquidity and contribute to earnings. Park's investment strategy is dynamic. As conditions change over time, Park's overall interest rate risk, liquidity needs and potential return on the investment portfolio will change. Management regularly evaluates the securities in the investment portfolio as circumstances evolve. Circumstances that may precipitate a sale of a security would be to better manage interest rate risk, to meet liquidity needs or to improve the overall yield on the investment portfolio.

Park classifies most of its securities as AFS (see Note 4 of the Notes to Consolidated Financial Statements). These securities are carried on the books at their estimated fair value with the unrealized holding gain or loss, net of federal taxes, accounted for as accumulated other comprehensive income (loss) which is part of the Corporation's equity. The securities that are classified as AFS are free to be sold in future periods in carrying out Park's investment strategies.

Generally, Park classifies U.S. Government Agency collateralized mortgage obligations ("CMOs") that it purchases as held-to-maturity. A classification of held-to-maturity means that Park has the positive intent and the ability to hold these securities until maturity. Park classifies CMOs as held-to-maturity because these securities are generally not as liquid as the U.S. Government Agency mortgage-backed securities and U.S. Government Agency notes that Park classifies as AFS. At year-end 2009, Park's held-to-maturity securities portfolio was $507 million, compared to $428 million at year-end 2008 and $165 million at year-end 2007. Park purchased $119 million of CMOs in 2009 and purchased $270 million of CMOs in 2008. All of the mortgage-backed securities and CMOs in Park's investment portfolio were issued by a U.S. Government Agency.

Average taxable investment securities were $1,848 million in 2009, compared to $1,756 million in 2008 and $1,531 million in 2007. The average yield on taxable securities was 4.90% in 2009, compared to 5.00% in 2008 and 5.03% in 2007. Average tax-exempt investment securities were $30 million in 2009, compared to $45 million in 2008 and $65 million in 2007. The average tax-equivalent yield on tax-exempt investment securities was 7.45% in 2009, compared to 6.90% in 2008 and 6.68% in 2007.

Year-end total investment securities (at amortized cost) were $1,817 million in 2009, $2,010 million in 2008 and $1,702 million in 2007. Management purchased investment securities totaling $469 million in 2009, $693 million in 2008 and $843 million in 2007. Proceeds from repayments and maturities of investment securities were $467 million in 2009, $310 million in 2008 and $712 million in 2007. Proceeds from sales of AFS securities were $204 million in 2009 and $81 million in 2008. Park realized net security gains of $7.3 million in 2009 and $1.1 million in 2008. Park did not sell any investment securities in 2007.

During the second quarter of 2009, Park's management sold U.S. Government Agency mortgage-backed securities with a book value of $197 million, for proceeds of $204.3 million and a pre-tax gain of $7.3 million. These securities had a book yield of 4.70% and a weighted average remaining life of about 3 years. These mortgage-backed securities were sold at a price of approximately 103.2% of par for a give-up yield (yield expected to be received by purchaser to maturity) of approximately 3.33%. Park's management purchased $250 million of U.S. Government Agency callable notes during the second quarter of 2009 at a weighted average yield of 4.55%. These callable notes have final maturities in 9 to 10 years and have call dates from 1 to 3 years.

During January 2010, Park's management sold approximately $200 million of U.S. Government Agency mortgage-backed securities for settlement in March 2010 for an estimated gain of $7.3 million. These securities were sold at a price of approximately 103.5% of par for a give-up yield of approximately 3.12%. The book yield on these mortgage-backed securities is approximately 4.68%. Management expects to reinvest the proceeds from the sale of the mortgage-backed securities late in the first quarter of 2010 or in the second quarter of 2010.

At year-end 2009 and 2008, the average tax-equivalent yield on the total investment portfolio was 4.87% and 5.01%, respectively. The weighted average remaining maturity was 3.5 years at December 31, 2009 and 2.9 years at December 31, 2008. U.S. Government Agency asset-backed securities were approximately 76% of the total investment portfolio at year-end 2009 and were approximately 88% of the total investment portfolio at year-end 2008. This segment of the investment portfolio consists of 15-year mortgage-backed securities and CMOs.

The average maturity of the investment portfolio would lengthen if long-term interest rates would increase as the principal repayments from mortgage-backed securities and CMOs would be reduced and callable U.S. Government Agency notes would extend to their maturity dates. At year-end 2009, management estimated that the average maturity of the investment portfolio would lengthen to 5.3 years with a 100 basis point increase in long-term interest rates and to 5.4 years with a 200 basis point increase in long-term interest rates. Likewise, the average maturity of the investment portfolio would shorten if long-term interest rates would decrease as the principal repayments from mortgage-backed securities and CMOs would increase as borrowers would refinance their mortgage loans and the callable U.S. Government Agency notes would shorten to their call dates. At year-end 2009, management estimated that the average maturity of the investment portfolio would decrease to 1.8 years with a 100 basis point decrease in long-term interest rates and to 1.3 years with a 200 basis point decrease in long-term interest rates.

The following table sets forth the carrying value of investment securities at year-end 2009, 2008 and 2007:

**Table 4 – Investment Securities**

| December 31, (In thousands) | 2009 | 2008 | 2007 |
|---|---|---|---|
| Obligations of U.S. Treasury and other U.S. Government agencies | **$ 347,595** | $ 128,688 | $ 203,558 |
| Obligations of states and political subdivisions | **20,123** | 37,188 | 59,052 |
| U.S. Government asset-backed securities | **1,425,361** | 1,822,587 | 1,375,005 |
| Other securities | **70,481** | 70,588 | 65,488 |
| **Total** | **$1,863,560** | $2,059,051 | $1,703,103 |

Included in "Other Securities" in Table 4, are Park's investments in Federal Home Loan Bank stock and Federal Reserve Bank stock. At December 31, 2009, Park owned $62.0 million of Federal Home Loan Bank stock and $6.9 million of Federal Reserve Bank stock. Park owned $61.9 million of Federal Home Loan Bank stock and $6.9 million of Federal Reserve Bank stock at year-end 2008. At December 31, 2007, Park owned $56.8 million of Federal Home Loan Bank stock and $6.4 million of Federal Reserve Bank stock. The fair values of these investments are the same as their amortized costs.

## ANALYSIS OF EARNINGS

Park's principal source of earnings is net interest income, the difference between total interest income and total interest expense. Net interest income results from average balances outstanding for interest earning assets and interest bearing liabilities in conjunction with the average rates earned and paid on them. (See Table 5 for three years of history on the average balances of the balance sheet categories and the average rates earned on interest earning assets and the average rates paid on interest bearing liabilities.)

Net interest income increased by $17.6 million or 6.9% to $273.5 million for 2009 compared to an increase of $21.2 million or 9.0% to $255.9 million for 2008. The tax equivalent net yield on interest earning assets was 4.22% for 2009 compared to 4.16% for 2008 and 4.20% for 2007. The net interest rate spread (the difference between rates received for interest earning assets and the rates paid for interest bearing liabilities) was 3.94% for 2009, compared to 3.82% for 2008 and 3.68% for 2007. In 2009, the increase in net interest income was primarily due to the increase in average interest earning assets of $353 million or 5.7% and to an increase in the net interest spread to 3.94% from 3.82% in 2008. The increase in net interest income in 2008 was primarily due to the large increase in average interest earning assets of $546 million or 9.7% and an increase in the net interest spread to 3.82% from 3.68% in 2007.

The average yield on interest earning assets was 5.67% in 2009 compared to 6.37% in 2008 and 7.18% in 2007. On a quarterly basis for 2009, the average yield on earning assets was 5.51% for the fourth quarter, 5.66% for the third quarter, 5.69% for the second quarter and 5.81% for the first quarter. The FOMC of the Federal Reserve Board decreased the targeted federal funds rate from 4.25% at year-end 2007 to a range of 0% to .25% at year-end 2008. The average federal funds rate for 2009 was .16%, compared to an average rate of 1.93% in 2008 and 5.02% in 2007. Management expects that the average yield on interest earning assets will modestly decrease in 2010.

**Table 5 – Distribution of Assets, Liabilities and Stockholders' Equity**

| December 31, (In thousands) | 2009 Daily Average | 2009 Interest | 2009 Average Rate | 2008 Daily Average | 2008 Interest | 2008 Average Rate | 2007 Daily Average | 2007 Interest | 2007 Average Rate |
|---|---|---|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | | | | |
| **Interest earning assets:** | | | | | | | | | |
| Loans (1) (2) | $4,594,436 | $276,893 | 6.03% | $4,354,520 | $301,926 | 6.93% | $4,011,307 | $321,392 | 8.01% |
| Taxable investment securities | 1,847,706 | 90,558 | 4.90% | 1,755,879 | 87,711 | 5.00% | 1,531,144 | 77,016 | 5.03% |
| Tax-exempt investment securities (3) | 29,597 | 2,205 | 7.45% | 45,420 | 3,134 | 6.90% | 65,061 | 4,346 | 6.68% |
| Money market instruments | 52,518 | 111 | 0.21% | 15,502 | 295 | 1.90% | 17,838 | 920 | 5.16% |
| **Total interest earning assets** | 6,524,257 | 369,767 | 5.67% | 6.171,321 | 393.066 | 6.37% | 5.625,350 | 403,674 | 7.18% |
| **Noninterest earning assets:** | | | | | | | | | |
| Allowance for probable loan losses | (103,683) | | | (86,485) | | | (78,256) | | |
| Cash and due from banks | 110,227 | | | 143,151 | | | 151,219 | | |
| Premises and equipment, net | 67,944 | | | 69,278 | | | 61,604 | | |
| Other assets | 436,786 | | | 410,821 | | | 409,239 | | |
| **TOTAL** | $7,035,531 | | | $6,708,086 | | | $6,169,156 | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | | | | | | |
| **Interest bearing liabilities:** | | | | | | | | | |
| Transaction accounts | $1,229,553 | $ 7,889 | 0.64% | $1,364,635 | $ 19,509 | 1.43% | $1,318,764 | $ 35,919 | 2.72% |
| Savings deposits | 805,783 | 2,926 | 0.36% | 585,505 | 3,124 | 0.53% | 553,407 | 3,878 | 0.70% |
| Time deposits | 2,197,055 | 53,805 | 2.45% | 1,912,640 | 67,259 | 3.52% | 1,834,060 | 81,224 | 4.43% |
| **Total interest bearing deposits** | 4,232,391 | 64,620 | 1.53% | 3,862,780 | 89,892 | 2.33% | 3,706,231 | 121,021 | 3.27% |
| Short-term borrowings | 419,733 | 3,209 | 0.76% | 609,219 | 14,469 | 2.38% | 494,160 | 22,113 | 4.47% |
| Long-term debt (4) | 780,435 | 26,370 | 3.38% | 835,522 | 31,105 | 3.72% | 568,575 | 24,013 | 4.22% |
| **Total interest bearing liabilities** | 5,432,559 | 94,199 | 1.73% | 5,307,521 | 135,466 | 2.55% | 4,768,966 | 167,147 | 3.50% |
| **Noninterest bearing liabilities:** | | | | | | | | | |
| Demand deposits | 818,243 | | | 739,993 | | | 697,247 | | |
| Other | 109,415 | | | 92,607 | | | 84,185 | | |
| **Total noninterest bearing liabilities** | 927,658 | | | 832,600 | | | 781,432 | | |
| Stockholders' equity | 675,314 | | | 567,965 | | | 618,758 | | |
| **TOTAL** | $7,035,531 | | | $6.708,086 | | | $6,169,156 | | |
| Net interest earnings | | $275,568 | | | $257,600 | | | $236,527 | |
| Net interest spread | | | 3.94% | | | 3 82% | | | 3 68% |
| Net yield on interest earning assets | | | 4.22% | | | 4.16% | | | 4.20% |

(1) Loan income includes loan related fee income of $1,372 in 2009, $4,650 in 2008 and $5,935 in 2007. Loan income also includes the effects of taxable equivalent adjustments using a 35% tax rate in 2009, 2008 and 2007. The taxable equivalent adjustment was $1,294 in 2009, $763 in 2008 and $565 in 2007.

(2) For the purpose of the computation, nonaccrual loans are included in the daily average loans outstanding.

(3) Interest income on tax-exempt investment securities includes the effects of taxable equivalent adjustments using a 35% tax rate in 2009. 2008 and 2007. The taxable equivalent adjustments were $783 in 2009, $964 in 2008 and $1,285 in 2007.

(4) Includes subordinated debenture and subordinated notes.

The average rate paid on interest bearing liabilities was 1.73% in 2009, compared to 2.55% in 2008 and 3.50% in 2007. On a quarterly basis for 2009, the average rate paid on interest bearing liabilities was 1.58% for the fourth quarter, 1.73% for the third quarter, 1.78% for the second quarter and 1.84% for the first quarter. Management expects that the average rate paid on interest bearing liabilities will modestly decrease in 2010.

The following table displays (for each quarter of 2009) the average balance of interest earning assets, net interest income and the tax equivalent net interest margin.

| (In thousands) | Average Interest Earning Assets | Net Interest Income | Tax Equivalent Net Interest Margin |
|---|---|---|---|
| First Quarter | $6,546,681 | $ 68,233 | 4.26% |
| Second Quarter | 6,528,425 | 67,994 | 4.21% |
| Third Quarter | 6,476,283 | 68,462 | 4.22% |
| Fourth Quarter | 6,546,174 | 68,802 | 4.20% |
| **2009** | **$6,524,257** | **$273,491** | **4.22%** |

Management expects that average interest earnings assets will be approximately $6,550 million for 2010 as the expected growth in loan balances from year-end will be partially offset by a decrease in investment securities. Management expects that net interest income will be $265 to $275 million in 2010 and that the tax equivalent net interest margin will be approximately 4.15% to 4.20% in 2010. (Please see the "Summary Discussion of Operating Results for Park" section of this Financial Review for a comparison of 2009 results to management's projections from a year ago.)

The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

**Table 6 – Volume/Rate Variance Analysis**

| (In thousands) | **Change from 2008 to 2009** Volume | Rate | Total | Change from 2007 to 2008 Volume | Rate | Total |
|---|---|---|---|---|---|---|
| Increase (decrease) in: Interest income: | | | | | | |
| **Total loans** | **$15,891** | **$(40,924)** | **$(25,033)** | $26,080 | $(45,546) | $(19,466) |
| Taxable investments | **4,600** | **(1,753)** | **2,847** | 11,160 | (465) | 10,695 |
| Tax-exempt investments | **(1,163)** | **234** | **(929)** | (1,351) | 139 | (1,212) |
| Money market instruments | **248** | **(432)** | **(184)** | (107) | (518) | (625) |
| **Total interest income** | **19,576** | **(42,875)** | **(23,299)** | 35,782 | (46,390) | (10,608) |
| Interest expense: Transaction accounts | **$ (1,766)** | **$ (9,854)** | **$(11,620)** | $ 1,204 | $(17,614) | $(16,410) |
| Savings accounts | **968** | **(1,166)** | **(198)** | 217 | (971) | (754) |
| Time deposits | **9,026** | **(22,480)** | **(13,454)** | 3,351 | (17,316) | (13,965) |
| Short-term borrowings | **(3,536)** | **(7,724)** | **(11,260)** | 4,345 | (11,989) | (7,644) |
| Long-term debt | **(1,985)** | **(2,750)** | **(4,735)** | 10,203 | (3,111) | 7,092 |
| **Total interest expense** | **2,707** | **(43,974)** | **(41,267)** | 19,320 | (51,001) | (31,681) |
| **Net variance** | **$16,869** | **$ 1,099** | **$17,968** | $16,462 | $ 4,611 | $ 21,073 |

**Other Income:** Total other income decreased by $3.6 million or 4.3% to $81.2 million in 2009 compared to an increase of $13.2 million or 18.4% to $84.8 million in 2008. Park's total other income in 2008 was positively impacted by two "one-time" items totaling $14.9 million. The "one-time" positive items in 2008 were $3.1 million of revenue recognized as a result of the initial public offering of Visa, Inc. and an aggregate of $11.8 million of revenue which resulted from the sale of the unsecured credit card balances and the sale of the merchant processing business. In 2009, Park's total other income includes a "one-time" positive item of $3.0 million from the sale of all the Class B shares of stock that Park received from the initial public offering of Visa, Inc.

The following table displays total other income for Park in 2009, 2008 and 2007.

| Year Ended December 31 (In thousands) | **2009** | 2008 | 2007 |
|---|---|---|---|
| Income from fiduciary activities | **$12,468** | $13,937 | $14,403 |
| Service charges on deposits | **21,985** | 24,296 | 23,813 |
| Net gains on sales of securities | **7,340** | 1,115 | — |
| Other service income | **18,767** | 8,882 | 11,543 |
| Other | **20,630** | 36,604 | 21,881 |
| **Total other income** | **$81,190** | $84,834 | $71,640 |

Income from fiduciary activities decreased by $1.5 million or 10.5% to $12.5 million in 2009 and decreased $466,000 or 3.2% to $13.9 million in 2008. The decrease in fiduciary fee income in 2009 and 2008 was primarily due to the poor performance of the equity markets during the past two years. Park charges fiduciary fees based on the market value of the assets being managed. The Dow Jones Industrial Average stock index annual average was 13,178 for calendar year 2007, compared to 11,244 for calendar year 2008 and 8,885 for calendar year 2009. On a positive note, the Dow Jones Industrial Average stock index at year-end 2009 was 10,428, compared to 8,776 at year-end 2008. The market value of the assets that Park manages were $3.1 billion at December 31, 2009 compared to $2.7 billion at December 31, 2008. Management expects an increase of approximately 7% in fee income from fiduciary activities in 2010.

Service charges on deposit accounts decreased by $2.3 million or 9.5% to $22.0 million in 2009 and increased by $483,000 or 2.0% to $24.3 million in 2008. The decrease in service charge income in 2009 was primarily due to a decrease in fee income from the courtesy overdraft program. Park's customers did not use the courtesy overdraft program as frequently in 2009 and as a result this fee income decreased by $2.2 million or 12.7% in 2009 compared to 2008. Management expects that revenue from service charges on deposits in 2010 will decrease modestly from the $22.0 million in revenue in 2009.

Fee income earned from origination and sale into the secondary market of long-term fixed-rate mortgage loans is included within other non-yield related fees in the subcategory "Other service income". Other service income increased by $9.9 million or 111.3% to $18.8 million in 2009. This large increase was due to the extraordinary volume of fixed-rate residential mortgage loans that Park originated and sold into the secondary market in 2009. The amount of fixed-rate mortgage loans originated and sold in 2009 was $615 million, compared to $161 million for both 2008 and 2007. In 2008, other service income decreased by $2.7 million or 23.1% to $8.9 million. This decrease was primarily due to a write-down of $1.6 million on the mortgage loan servicing asset during the fourth quarter of 2008. Park's management expects that the volume of fixed-rate residential mortgage loans will decrease significantly in 2010 and as a result expects that other service income will decrease by approximately $7 million or 38% in 2010.

The subcategory of "Other" income includes fees earned from check card and ATM services, income from bank owned life insurance, fee income earned from the sale of official checks and printed checks, rental fee income from safe deposit boxes and other miscellaneous income. Total other income decreased by $16.0 million or 43.6% to $20.6 million in 2009 and increased by $14.7 million or 67.3% to $36.6 million in 2008. The large increase in this revenue in 2008 and the large decrease in 2009 was primarily due to the two "one-time" revenue items in 2008 which totaled $14.9 million. Park also had a $3.0 million positive "one-time" revenue item in 2009, but other income was reduced during the year by $6.3 million of losses recognized on the write-down or sale of real estate owned at Vision Bank. Approximately $5.0 million of these other real estate owned losses occurred in the fourth quarter of 2009. Park's management expects that the subcategory of other income will increase by 5% in 2010 as the losses on real estate owned at Vision Bank are expected to decline modestly in 2010.

Park recognized net gains from the sale of investment securities of $7.3 million in 2009 and $1.1 million in 2008. No securities were sold in 2007. As previously discussed, Park expects to recognize a gain of approximately $7.3 million from the sale of securities in 2010.

A year ago, Park's management forecast that total other income, excluding gains from the sale of securities, would be approximately $75 million for 2009. The actual performance was below our estimate by $1.1 million or 1.5% at $73.9 million. For 2010, Park's management expects that total other income, excluding gains from the sale of securities, will be approximately $68 million.

**Other Expense:** Total other expense was $188.7 million in 2009, compared to $234.5 million in 2008 and $224.2 million in 2007. Total other expense includes goodwill impairment charges of $55.0 million in 2008 and $54.0 million in 2007. Excluding the goodwill impairment charges, total other expense increased by $9.2 million or 5.1% to $188.7 million in 2009 and increased by $9.4 million or 5.5% to $179.5 million in 2008.

The following table displays total other expense for Park in 2009, 2008 and 2007.

| Year Ended December 31 (In thousands) | 2009 | 2008 | 2007 |
|---|---|---|---|
| Salaries and employee benefits | **$101,225** | $ 99,018 | $ 97,712 |
| Goodwill impairment charge | **—** | 54,986 | 54,035 |
| Data processing fees | **5,674** | 7,121 | 6,892 |
| Fees and service charges | **15,935** | 12,801 | 11,055 |
| Net occupancy expense of bank premises | **11,552** | 11,534 | 10,717 |
| Amortization of intangibles | **3,746** | 4,025 | 3,847 |
| Furniture and equipment expense | **9,734** | 9,756 | 9,259 |
| Insurance | **12,072** | 2,322 | 1,445 |
| Marketing | **3,775** | 4,525 | 4,961 |
| Postage and telephone | **6,903** | 7,167 | 6,910 |
| State taxes | **3,206** | 2,989 | 2,769 |
| Other | **14,903** | 18,257 | 14,562 |
| **Total other expense** | **$188,725** | $234,501 | $224,164 |

Salaries and employee benefits expense increased by $2.2 million or 2.2% to $101.2 million in 2009 and increased by $1.3 million or 1.3% to $99.0 million in 2008. The increase in 2009 was primarily related to higher employee benefit costs, as Pension Plan expense increased approximately $2.8 million. Full-time equivalent employees at year-end 2009 were 2,024, compared to 2,051 at year-end 2008 and 2,066 at year-end 2007.

On July 30, 2007, Park announced Project EPS, a plan to review current processes and identify opportunities to improve efficiency by converting to one operating system in Ohio. During the third quarter of 2008, Park merged its eight Ohio banking charters into a national bank, PNB. The banking divisions of PNB have been able to reduce full-time equivalent employees as a result of Project EPS. Full-time equivalent employees for Park's Ohio-based divisions were 1,811 at year-end 2009, compared to 1,837 at year-end 2008, 1,865 at year-end 2007 and 1,889 at year-end 2006. During 2008 and 2009, all of Park's Ohio-based banking divisions converted to one operating system. The number of full-time equivalent employees in Ohio has declined by 78 from year-end 2006 to year-end 2009. Park's management estimates that approximately 105 full-time equivalent positions were eliminated as a result of Project EPS. The actual reduction in full-time equivalent employees over the past three years was not quite this large due to the opening of additional branch offices.

A year ago, Park's management projected that salaries and benefit expense would be $103.0 million for 2009. The actual performance for the year was $1.8 million or 1.7% lower than the estimate. For 2010, management is projecting salaries and employee benefits expense to increase by $0.8 million or 0.8% to $102 million for the year.

Vision Bank recorded goodwill impairment charges of $55.0 million in 2008 and $54.0 million in 2007. See Note 1 of the Notes to Consolidated Financial Statements for a discussion of the goodwill impairment charges. Vision Bank did not have any remaining goodwill at year-end 2008.

Fees and service charges increased by $3.1 million or 24.5% to $15.9 million in 2009 and increased by $1.7 million or 15.8% to $12.8 million in 2008. This subcategory of total other expense includes legal fees, management consulting fees, director fees, audit fees, regulatory examination fees and memberships in industry associations. The large increase in fees and service charges expense in 2009 was primarily due to an increase in legal fees of $1.9 million to $4.1 million and in consulting fees of $.4 million to $1.7 million. This additional expense was primarily related to an increase in problem loans in 2009. The increase in other fees and service charges expense in 2008 was primarily due to an increase in consulting fees of $.7 million to $1.3 million. This additional expense in 2008 primarily pertained to Project EPS.

Insurance expense increased by $9.8 million or 419.0% to $12.1 million in 2009 and increased by $.9 million or 60.7% to $2.3 million in 2008. The increase in insurance expense for both years was primarily due to the increase in FDIC insurance expense. In 2009, FDIC insurance expense increased by $9.5 million to $11.0 million and in 2008, FDIC insurance expense increased by $.9 million to $1.5 million.

The subcategory "Other" expense includes expenses for supplies, travel, charitable contributions, amortization of low income housing tax investments, expenses pertaining to other real estate owned and other miscellaneous expenses. The subcategory other expense decreased by $3.4 million or 18.4% to $14.9 million in 2009 and increased by $3.7 million or 25.4% to $18.3 million in 2008. The decrease in the subcategory other expense in 2009 was primarily due to a $1.9 million decrease to $2.2 million in other real estate owned expense. In 2008, the increase in other expense was primarily due to an increase of $3.4 million to $4.1 million in other real estate owned expense.

A year ago, Park's management projected that total other expense would be approximately $184.0 million in 2009. The actual expense for the year of $188.7 million exceeded our estimate by $4.7 million or by 2.6%. This variance was primarily due to the special assessment of FDIC insurance in the second quarter of 2009, which was $3.3 million for Park. Management expects that total other expense for 2010 will be approximately $191 million, a projected increase of $2.3 million or 1.2%.

**Income Taxes:** Federal income tax expense was $25.4 million in 2009, compared to $24.3 million in 2008 and $30.4 million in 2007. State income tax expense was a credit for each of the past three years of $(2.5) million in 2009, $(2.3) million in 2008 and $(453,000) in 2007. Vision Bank is subject to state income tax in the states of Alabama and Florida. State income tax expense was a credit in 2009, 2008 and 2007, because Vision Bank had losses in all three years. Park and its Ohio-based subsidiaries do not pay state income tax to the state of Ohio, but pay a franchise tax based on year-end equity. The franchise tax expense is included in "state taxes" on Park's Consolidated Statements of Income. Park's management will investigate the merger of Vision Bank into PNB during 2010. The merger of Vision Bank into PNB will ensure that the state net operating loss carryforward will be utilized in the future in the states of Alabama and Florida.

Federal income tax expense as a percentage of income before taxes was 26.2% in 2009, compared to 68.1% in 2008 and 57.8% in 2007. The goodwill impairment charge of $55.0 million in 2008 reduced income tax expense by approximately $1 million. The goodwill impairment charge of $54.0 million in 2007 had no impact on income tax expense.

For 2008 and 2007, the percentage of federal income tax expense to income before taxes (adjusted for the goodwill impairment charges) was 26.8% and 28.5%, respectively. By comparison, the percentage of federal income tax expense to income before taxes was 26.2% in 2009.

A lower federal effective tax rate than the statutory rate of 35% is primarily due to tax-exempt interest income from state and municipal investments and loans, low income housing tax credits and income from bank owned life insurance.

Park's management expects that the federal effective income tax rate for 2010 will be approximately 28% to 29%.

## CREDIT EXPERIENCE

**Provision for Loan Losses:** The provision for loan losses is the amount added to the allowance for loan losses to absorb future loan charge-offs. The amount of the loan loss provision is determined by management after reviewing the risk characteristics of the loan portfolio, historic and current loan loss experience and current economic conditions.

The provision for loan losses was $68.8 million in 2009, $70.5 million in 2008 and $29.5 million in 2007. Net loan charge-offs were $52.2 million in 2009, $57.5 million in 2008 and $22.2 million in 2007. The ratio of net loan charge-offs to average loans was 1.14% in 2009, 1.32% in 2008 and 0.55% in 2007.

The loan loss provision for Vision Bank was $44.4 million in 2009, $47.0 million in 2008 and $19.4 million in 2007. Net loan charge-offs for Vision Bank were $28.9 million in 2009, $38.5 million in 2008 and $8.6 million in 2007. Vision Bank's ratio of net loan charge-offs to average loans was 4.18% in 2009, 5.69% in 2008 and an annualized 1.71% in 2007.

Park's Ohio-based subsidiaries had a combined loan loss provision of $24.4 million in 2009, $23.5 million in 2008 and $10.1 million in 2007. Net loan charge-offs for Park's Ohio-based subsidiaries were $23.3 million in 2009, $19.0 million in 2008 and $13.6 million in 2007. The net loan charge-off ratio for Park's Ohio-based subsidiaries was 0.60% for 2009, 0.52% for 2008 and 0.39% for 2007.

At year-end 2009, the allowance for loan losses was $116.7 million or 2.52% of total loans outstanding, compared to $100.1 million or 2.23% of total loans outstanding at year-end 2008 and $87.1 million or 2.06% of total loans outstanding at year-end 2007. In 2007, the acquired loan loss reserve for Vision, $9.3 million, was added to Park's allowance for loan losses.

Management believes that the allowance for loan losses at year-end 2009 is adequate to absorb probable incurred credit losses in the loan portfolio. See Note 1 of the Notes to Consolidated Financial Statements and the discussion under the heading "Critical Accounting Policies" earlier in the Financial Review section for additional information on management's evaluation of the adequacy of the allowance for loan losses.

Management expects the loan loss provision for 2010 will be approximately $45 million to $55 million. This estimate reflects management's expectation that: (1) future declines in collateral values will be moderate as the economy continues to improve and pricing stabilizes throughout 2010 and (2) new nonperforming loans, specifically new nonperforming CL&D loans at Vision Bank, will decline in 2010. As discussed within the remainder of the credit experience section, Vision Bank's performing CL&D loan portfolio has declined significantly over the past two years. Thus management expects new nonperformers to decline in 2010. This estimated range could change significantly as circumstances for individual loans and economic conditions change.

A year ago, management projected the provision for loan losses would be $45 million in 2009 and the net loan charge-off ratio would be approximately 1.00%. As discussed throughout the remainder of this "Credit Experience" section, the primary reasons that the provision for loan losses and net charge-offs were greater than management's projections were the credit losses and continued credit deterioration at Vision.

**Table 7 – Summary of Loan Loss Experience**

| (In thousands) | **2009** | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| **Average loans (net of unearned interest)** | **$4,594,436** | $4,354,520 | $4,011,307 | $3,357,278 | $3,278,092 |
| **Allowance for loan losses:** | | | | | |
| Beginning balance | **100,088** | 87,102 | 70,500 | 69,694 | 68,328 |
| **Charge-offs:** | | | | | |
| Commercial, financial and agricultural | **10,047** | 2,953 | 4,170 | 853 | 3,154 |
| Real estate – construction | **21,956** | 34,052 | 7,899 | 718 | 46 |
| Real estate – residential | **11,765** | 12,600 | 5,785 | 1,915 | 1,006 |
| Real estate – commercial | **5,662** | 4,126 | 1,899 | 556 | 1,612 |
| Consumer | **9,583** | 9,181 | 8,020 | 6,673 | 7,255 |
| Leases | **9** | 4 | 3 | 57 | 316 |
| **Total charge-offs** | **59,022** | 62,916 | 27,776 | 10,772 | 13,389 |
| **Recoveries:** | | | | | |
| Commercial, financial and agricultural | **$1,010** | $ 861 | $ 1,011 | $ 842 | $ 2,707 |
| Real estate – construction | **1,322** | 137 | 180 | — | 173 |
| Real estate – residential | **1,723** | 1,128 | 718 | 1,017 | 659 |
| Real estate – commercial | **771** | 451 | 560 | 1,646 | 517 |
| Consumer | **2,001** | 2,807 | 3,035 | 3,198 | 3,214 |
| Leases | **3** | 31 | 64 | 150 | 229 |
| **Total recoveries** | **6,830** | 5,415 | 5,568 | 6,853 | 7,499 |
| **Net charge-offs** | **52,192** | 57,501 | 22,208 | 3,919 | 5,890 |
| Provision charged to earnings | **68,821** | 70,487 | 29,476 | 3,927 | 5,407 |
| Allowance for loan losses of acquired bank | **—** | — | 9,334 | 798 | 1,849 |
| **Ending balance** | **$ 116,717** | $ 100,088 | $ 87,102 | $ 70,500 | $ 69,694 |
| **Ratio of net charge-offs to average loans** | **1.14%** | 1.32% | 0.55% | 0.12% | 0.18% |
| **Ratio of allowance for loan losses to end of year loans, net of unearned interest** | **2.52%** | 2.23% | 2.06% | 2.03% | 2.09% |

The following table summarizes the allocation of the allowance for loan losses for the past five years:

**Table 8 – Allocation of Allowance for Loan Losses**

| December 31, | **2009** | | 2008 | | 2007 | | 2006 | | 2005 | |
|---|---|---|---|---|---|---|---|---|---|---|
| (In thousands) | Allowance | Percent of Loans Per Category | Allowance | Percent of Loans Per Category | Allowance | Percent of Loans Per Category | Allowance | Percent of Loans Per Category | Allowance | Percent of Loans Per Category |
| Commercial, financial and agricultural | **$14,725** | **16.19%** | $ 14,286 | 15.90% | $14,557 | 14.52% | $16.985 | 15.75% | $17,942 | 15.40% |
| Real estate – construction | **47,521** | **10.68%** | 24,794 | 11.88% | 20,007 | 12.70% | 4,425 | 6.75% | 3,864 | 5.80% |
| Real estate – residential | **19,753** | **33.51%** | 22,077 | 34.74% | 15.997 | 35.06% | 10.402 | 37.36% | 10,329 | 38.68% |
| Real estate – commercial | **23,970** | **24.37%** | 15,498 | 23.06% | 15,989 | 23.51% | 17.097 | 24.56% | 16,823 | 24.74% |
| Consumer | **10,713** | **15.18%** | 23,391 | 14.33% | 20,477 | 14.05% | 21.285 | 15.29% | 19,799 | 14.87% |
| Leases | **35** | **0.07%** | 42 | 0.09% | 75 | 0.16% | 306 | 0.29% | 937 | 0.51% |
| **Total** | **$116,717** | **100.00%** | $100.088 | 100.00% | $87,102 | 100.00% | $70,500 | 100.00% | $69.694 | 100.00% |

As of December 31, 2009, Park had no significant concentrations of loans to borrowers engaged in the same or similar industries nor did Park have any loans to foreign governments.

**Nonperforming Assets:** Nonperforming loans include: 1) loans whose interest is accounted for on a nonaccrual basis; 2) renegotiated loans not currently on nonaccrual; and 3) loans which are contractually past due 90 days or more as to principal or interest payments but whose interest continues to accrue. Other real estate owned results from taking title to property used as collateral for a defaulted loan.

The percentage of nonperforming loans to total loans was 5.35% at year-end 2009, 3.74% at year-end 2008 and 2.57% at year-end 2007. The percentage of nonperforming assets to total loans was 6.24% at year-end 2009, 4.31% at year-end 2008 and 2.89% at year-end 2007.

Vision Bank had $159.6 million of nonperforming loans or 23.6% of its total loans at year-end 2009, compared to $94.7 million of nonperforming loans or 13.7% of its total loans at year-end 2008 and $63.5 million of nonperforming loans or 9.9% of its total loans at year-end 2007. Nonperforming assets totaled $194.8 million for Vision Bank at year-end 2009, compared to $114.4 million at year-end 2008 and $70.5 million at year-end 2007. As a percentage of year-end loans, Vision Bank's nonperforming assets were 28.8%, 16.6% and 11.0% for 2009, 2008 and 2007, respectively.

Park's Ohio-based subsidiaries had $88.8 million of nonperforming loans at year-end 2009, compared to $73.1 million at year-end 2008. Nonperforming loans were 2.2% and 1.9% of total loans for Park's Ohio-based subsidiaries at year-end 2009 and 2008, respectively. Total nonperforming assets for Park's Ohio-based subsidiaries were $94.9 million or 2.4% of total loans at year-end 2009 and $79.2 million or 2.1% of total loans at year-end 2008.

Economic conditions began deteriorating during the second half of 2007 and continued throughout 2008 and 2009. Park and many other financial institutions throughout the country experienced a sharp increase in net loan charge-offs and nonperforming loans. Financial institutions operating in Florida and Alabama (including Vision Bank) have been particularly hard hit by the severe recession as the demand for real estate and the price of real estate have sharply decreased.

Park had $277.7 million of commercial loans included on the watch list of potential problem commercial loans at December 31, 2009 compared to $243.2 million at year-end 2008 and $208.8 million at year-end 2007. Commercial loans include: (1) commercial, financial and agricultural loans, (2) commercial real estate loans, and (3) real estate construction loans. Park's watch list includes all classified commercial loans, defined by Park as loans rated special mention or worse, less those commercial loans currently considered to be impaired. As a percentage of year-end total loans, Park's watch list of potential problem loans was 6.0% in 2009, 5.4% in 2008 and 4.9% in 2007. The existing conditions of these loans do not warrant classification as nonaccrual. However, these loans have shown some weakness and management performs additional analyses regarding a borrower's ability to comply with payment terms for watch list loans.

The following is a summary of the nonaccrual loans, loans past due 90 days or more and still accruing and renegotiated loans not currently on nonaccrual and other real estate owned for the last five years:

**Table 9 – Nonperforming Assets**

| December 31, (In thousands) | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| Nonaccrual loans | **$233,544** | $159,512 | $101,128 | $16,004 | $14,922 |
| Renegotiated loans | **142** | 2,845 | 2,804 | 9,113 | 7,441 |
| Loans past due 90 days or more | **14,773** | 5,421 | 4,545 | 7,832 | 7,661 |
| **Total nonperforming loans** | **248,459** | 167,778 | 108,477 | 32,949 | 30,024 |
| Other real estate owned | **41,240** | 25,848 | 13,443 | 3,351 | 2,368 |
| **Total nonperforming assets** | **$289,699** | $193,626 | $121,920 | $36,300 | $32,392 |
| **Percentage of nonperforming loans to loans** | **5.35%** | 3.74% | 2.57% | 0.95% | 0.90% |
| **Percentage of nonperforming assets to loans** | **6.24%** | 4.31% | 2.89% | 1.04% | 0.97% |
| **Percentage of nonperforming assets to total assets** | **4.11%** | 2.74% | 1.88% | 0.66% | 0.60% |

Tax equivalent interest income from loans of $276.9 million for 2009 would have increased by $24.9 million if all loans had been current in accordance with their contractual terms.

Park's allowance for loan losses includes an allocation for loans specifically identified as impaired under GAAP. At December 31, 2009, loans considered to be impaired consisted substantially of commercial loans graded as "doubtful" and placed on non-accrual status. During the fourth quarter of 2009, management made a change in accounting estimate (as defined under GAAP) for the estimation of allowance for loan losses. Based on escalating losses within the Vision Bank CL&D loan portfolio, management determined that it was necessary to segregate this portion of the portfolio for both impaired credits, as well as those CL&D loans on accrual at December 31, 2009. From the date Park acquired Vision (March 9, 2007) through December 31, 2009, Vision had cumulative charge-offs within the CL&D loan portfolio of $51.3 million. Additionally, at December 31, 2009, management established a specific reserve of $21.7 million related to those CL&D loans at Vision Bank that are deemed to be impaired. The aggregate of charge-offs since acquisition, along with the specific reserves at December 31, 2009, total $73.0 million. Total provision expense for Vision Bank since the date of acquisition through December 31, 2009 has been $110.8 million. The magnitude of the losses coming from the CL&D loan portfolio at Vision, along with the continued run-off of performing CL&D loans, led to the change in accounting estimate made by management during the fourth quarter of 2009. The following table summarizes the CL&D loan portfolio at Vision Bank:

| Year Ended December 31 (In thousands) | 2009 | 2008 | 2007 |
|---|---|---|---|
| CL&D loans, period end | **$218,205** | $251,443 | $295,743 |
| Impaired CL&D loans | **85,417** | 59,731 | 35,548 |
| Performing CL&D loans, period end | **132,788** | 191,712 | 260,195 |
| Specific reserve on impaired CL&D loans | **21,706** | 3,134 | 1,184 |
| Current year net charge-offs | **16,233** | 27,705 | 7,399 |
| Specific reserve plus net charge-offs | **38,035** | 30,839 | 8,583 |

At December 31, 2009, loans considered to be impaired under GAAP totaled $201.1 million, after charge-offs of $43.4 million. At December 31, 2008, impaired loans totaled $142.9 million, after charge-offs of $30.0 million. The specific allowance for loan losses related to these impaired loans was $36.7 million at December 31, 2009 and $8.9 million at December 31, 2008. At December 31, 2009, the impaired loans and related specific reserves are summarized as follows:

| December 31, 2009 (In thousands) | Principal Balance | Specific Reserve |
|---|---|---|
| **Impaired loan type:** | | |
| Vision Bank impaired CL&D loans | $85,417 | $21,706 |
| Other impaired commercial loans | 111,981 | 14,453 |
| Vision other impaired commercial less than $250,000 | 3,745 | 562 |
| **Total** | **$201,143** | **$36,721** |

The specific reserves discussed above are typically based on management's best estimate of the fair value of collateral securing these loans or based on projected cash flows from the sale of the underlying collateral and payments from the borrowers. The amount ultimately charged-off for these loans may be different from the specific reserve as the ultimate liquidation of the collateral and/or projected cash flows may be for amounts different from management's estimates.

We have listed in the table below the year-end 2008 and the quarterly and year-end 2009 information pertaining to the provision for loan losses, net loan charge-offs, nonperforming loans and the allowance for loan losses:

| (In thousands) | Provision for Loan Losses | Net Loan Charge-Offs | Nonperforming Loans | Allowance for Loan Losses |
|---|---|---|---|---|
| Year-end 2008 | $70,487 | $57,501 | $167,778 | $100,088 |
| March 2009 | $12,287 | $11,097 | $166,673 | $101,279 |
| June 2009 | 15,856 | 12,330 | 210,998 | 104,804 |
| September 2009 | 14,958 | 9,721 | 212,061 | 110,040 |
| December 2009 | 25,720 | 19,044 | 248,459 | 116,717 |
| **Year-end 2009** | **$68,821** | **$52,192** | **$248,459** | **$116,717** |

When determining the quarterly loan loss provision, Park reviews the grades of commercial loans. These loans are graded from 1 to 8. A grade of 1 indicates little or no credit risk and a grade of 8 is considered a loss. Commercial loans with grades of 1 to 4 (pass-rated) are considered to be of acceptable credit risk. Commercial loans graded a 5 (special mention) are considered to be watch list credits and a higher loan loss reserve percentage is used on these loans. Commercial loans graded 6 (substandard), also considered watch list credits, are considered of higher risk and, as a result, a higher loan loss reserve percentage is used on these loans. Generally, commercial loans that are graded a 6 are considered for partial charge-off. Commercial loans that are graded a 7 (doubtful) are shown as nonperforming and Park generally charges these loans down to their fair value by taking a partial charge-off or recording a specific reserve. Any commercial loan graded an 8 (loss) is completely charged-off.

As of December 31, 2009, management had taken partial charge-offs of approximately $43.4 million ($30.2 million for Vision Bank) related to the $201.1 million of commercial loans considered to be impaired, compared to charge-offs of approximately $30 million ($22.2 million for Vision Bank) related to the $142.9 million of impaired commercial loans at December 31, 2008. Historically, Park's management has been quick to recognize charge-offs on problem loans. However, there is a higher level of uncertainty when valuing collateral or projecting cash flows in Vision Bank's Florida and Alabama markets due to the illiquid nature of the collateral. Park has experienced an increase in specific reserves related to many of Vision Bank's impaired loans. In April 2009, Park engaged a third-party specialist to assist in the resolution of impaired loans at Vision Bank. Management is pleased with the success this third-party specialist experienced in the second half of 2009, as they have helped maximize the value of the impaired loans at Vision Bank. We expect to continue utilizing this third-party specialist through 2010 and thereafter, until such point in time that Vision Bank's impaired loan portfolio shows sustained improvement.

A significant portion of Park's allowance for loan losses is allocated to commercial loans classified as "special mention" or "substandard." "Special mention" loans are loans that have potential weaknesses that may result in loss exposure to Park. "Substandard" loans are those that exhibit a well defined weakness, jeopardizing repayment of the loan, resulting in a higher probability that Park will suffer a loss on the loan unless the weakness is corrected. As previously discussed, during the 2009 fourth quarter, management segregated the Vision Bank CL&D loans from other commercial loans that are still accruing. The Vision CL&D loans that are still accruing at December 31, 2009 total $132.8 million. Additionally, PNB participations in Vision Bank accruing CL&D loans total $21.3 million at December 31, 2009, bringing total exposure of accruing CL&D loans originated at Vision Bank to $154.1 million. Park's loss experience on CL&D loans for the last 24 months is an annual rate of 8.83%. Management has allocated an allowance for loan losses to the $154.1 million of accruing CL&D loans based on this historical loss experience, judgmentally increased to cover 1.75 years of expected losses, for a total reserve of $23.8 million or 15.45%. Further, we have allocated 15.45% to the $154.1 million of CL&D loans, regardless of the current loan grade, as this portion of the loan portfolio has experienced significant declines in collateral values, and thus if management determines that borrowers are unable to pay in accordance with the contractual terms of the loan agreement, significant specific reserves have typically been necessary. Park's 24-month loss experience within the remaining commercial loan portfolio (excluding Vision Bank's CL&D loans) has been 0.86% of the principal balance of these loans. Park's management believes it is appropriate to cover two years worth of expected commercial losses within the other commercial loan portfolio, thus the total reserve for loan losses is $41.8 million or 1.72% of the outstanding principal balance at December 31, 2009. The overall reserve of 1.72% for other accruing commercial loans breaks down as follows: pass-rated commercial loans are reserved at 1.26%; special mention commercial loans are reserved at 4.29%; and substandard commercial loans are reserved at 12.87%. As always, management is working to address weaknesses in those loans that may result in future loss. Actual loss experience may be more or less than the amount allocated.

## CAPITAL RESOURCES

**Liquidity and Interest Rate Sensitivity Management:** Park's objective in managing its liquidity is to maintain the ability to continuously meet the cash flow needs of customers, such as borrowings or deposit withdrawals, while at the same time seeking higher yields from longer-term lending and investing activities.

Cash and cash equivalents decreased by $12.2 million during 2009 to $159.1 million at year-end. Cash provided by operating activities was $71.9 million in 2009, $90.7 million in 2008 and $83.2 million in 2007. Net income (adjusted for the goodwill impairment charges in 2008 and 2007) was the primary source of cash for operating activities during each year. The goodwill impairment charges of $55 million in 2008 and $54 million in 2007 did not impact cash or cash provided by operating activities.

Cash used in investing activities was $5.3 million in 2009, $635.0 million in 2008 and $360.3 million in 2007. Investment security transactions are the major use or source of cash in investing activities. Proceeds from the sale, repayment or maturity of securities provide cash and purchases of securities use cash. Net security transactions provided cash of $202.6 million in 2009 and used cash of $304.8 million in 2008 and $130.8 million in 2007. Another major use or source of cash in investing activities is the net increase or decrease in the loan portfolio. Cash used by the net increase in the loan portfolio, including proceeds from the sale of loans, was $199.9 million in 2009, $351.3 million in 2008 and $126 million in 2007. In 2007, Park also used $38.3 million in cash to acquire the loans pertaining to the Millersburg, Ohio branch purchase and used $47.7 million of cash on a net basis for the acquisition of Vision.

Cash used in financing activities was $78.7 million in 2009. Cash provided by financing activities was $522.2 million in 2008 and $284.2 million in 2007. A major source of cash for financing activities is the net change in deposits. Cash provided by the net change in deposits was $426.3 million in 2009, $322.5 million in 2008, and $13.2 million in 2007. Another major source of cash for financing activities is short-term borrowings and long-term debt. In 2009, net short-term borrowings used $335 million in cash and net long-term borrowings used $201.2 million. In 2008, net short-term borrowings used $100.1 million in cash and net long-term borrowings provided $265.1 million in cash. The net increase in short-term borrowings provided cash of $359.2 million in 2007. Cash was used by the net decrease in long-term borrowings of $19.4 million in 2007. In 2009, $35.3 million of cash was provided by the issuance of subordinated notes and $53.5 million was provided by the issuance of common stock previously held as treasury shares. In 2008, cash of $100 million was provided from the issuance of preferred stock. In 2007, cash was also provided from the deposits of $23.5 million acquired as part of the Millersburg, Ohio branch purchase and from the $25 million in proceeds from the issuance of subordinated debt.

Funds are available from a number of sources, including the securities portfolio, the core deposit base, Federal Home Loan Bank borrowings and the capability to securitize or package loans for sale. The present funding sources provide more than adequate liquidity for Park to meet its cash flow needs.

The following table shows interest rate sensitivity data for five different time intervals as of December 31, 2009:

**Table 10 – Interest Rate Sensitivity**

| (In thousands) | 0-3 Months | 3-12 Months | 1-3 Years | 3-5 Years | Over 5 Years | Total |
|---|---|---|---|---|---|---|
| **Interest earning assets:** | | | | | | |
| Investment securities (1) | $ 182,483 | $ 254,417 | $ 465,456 | $ 339,556 | $ 621,648 | $1,863,560 |
| Money market instruments | 42,289 | — | — | — | — | 42,289 |
| Loans (1) | 1,518,818 | 1,383,273 | 1,430,468 | 291,842 | 16,031 | 4,640,432 |
| **Total interest earning assets** | 1,743,590 | 1,637,690 | 1,895,924 | 631,398 | 637,679 | 6,546,281 |
| **Interest bearing liabilities:** | | | | | | |
| Interest bearing transaction accounts (2) | 608,849 | — | 584,996 | — | — | 1,193,845 |
| Savings accounts (2) | 228,699 | — | 644,438 | — | — | 873,137 |
| Time deposits | 601,728 | 1,058,822 | 452,771 | 106,769 | 2,447 | 2,222,537 |
| Other | 1,290 | — | — | — | — | 1,290 |
| **Total deposits** | 1,440,566 | 1,058,822 | 1,682,205 | 106,769 | 2,447 | 4,290,809 |
| Short-term borrowings | 324,219 | — | — | — | — | 324,219 |
| Long-term debt | — | 17,560 | 31,960 | 1,000 | 603,861 | 654,381 |
| Subordinated debentures/ notes | 15,000 | — | 25,000 | 35,250 | — | 75,250 |
| **Total interest bearing liabilities** | 1,779,785 | 1,076,382 | 1,739,165 | 143,019 | 606,308 | 5,344,659 |
| **Interest rate sensitivity gap** | (36,195) | 561,308 | 156,759 | 488,379 | 31,371 | 1,201,622 |
| **Cumulative rate sensitivity gap** | (36,195) | 525,113 | 681,872 | 1,170,251 | 1,201,622 | |
| **Cumulative gap as a percentage of total interest earning assets** | –0.55% | 8.02% | 10.42% | 17.88% | 18.36% | |

(1) Investment securities and loans that are subject to prepayment are shown in the table by the earlier of their repricing date or their expected repayment dates and not by their contractual maturity. Nonaccrual loans of $233.7 million are included within the three to twelve month maturity classification.

(2) Management considers interest bearing transaction accounts and savings accounts to be core deposits and therefore, not as rate sensitive as other deposit accounts and borrowed money. Accordingly, only 51% of interest bearing transaction accounts and 26% of savings accounts are considered to reprice within one year. If all of the interest bearing checking accounts and savings accounts were considered to reprice within one year, the one year cumulative gap would change from a positive 8.02% to a negative 10.76%.

The interest rate sensitivity gap analysis provides a good overall picture of Park's static interest rate risk position. Park's policy is that the twelve month cumulative gap position should not exceed fifteen percent of interest earning assets for three consecutive quarters. At December 31, 2009, the cumulative interest earning assets maturing or repricing within twelve months were $3,381.3 million compared to the cumulative interest bearing liabilities maturing or repricing within twelve months of $2,856.2 million. For the twelve-month cumulative gap position, rate sensitive assets exceed rate sensitive liabilities by $525.1 million or 8.02% of interest earning assets.

A positive twelve month cumulative rate sensitivity gap (assets exceed liabilities) would suggest that Park's net interest margin would decrease if interest rates were to decrease. Conversely, a positive twelve month cumulative rate sensitivity gap would suggest that Park's net interest margin would increase if interest rates were to increase. However, the usefulness of the interest sensitivity gap analysis as a forecasting tool in projecting net interest income is limited. The gap analysis does not consider the magnitude by which assets or liabilities will reprice during a period and also contains assumptions as to the repricing of transaction and savings accounts that may not prove to be correct.

A year ago, the cumulative twelve month interest rate sensitivity gap position at year-end 2008 was a positive $162.4 million or 2.5% of interest earning assets. The percentage of interest earning assets maturing or repricing within one year was 51.7% at year-end 2009 compared to 51.8% at year-end 2008. The percentage of interest bearing liabilities maturing or repricing within one year was 53.4% at year-end 2009 compared to 58.5% at year-end 2008.

Management supplements the interest rate sensitivity gap analysis with periodic simulations of balance sheet sensitivity under various interest rate and what-if scenarios to better forecast and manage the net interest margin. Park's management uses an earnings simulation model to analyze net interest income sensitivity to movements in interest rates. This model is based on actual cash flows and repricing characteristics for balance sheet instruments and incorporates market-based assumptions regarding the impact of changing interest rates on the prepayment rate of certain assets and liabilities. This model also includes management's projections for activity levels of various balance sheet instruments and noninterest fee income and operating expense. Assumptions based on the historical behavior of deposit rates and balances in relation to changes in interest rates are also incorporated into this earnings simulation model. These assumptions are inherently uncertain and as a result, the model cannot precisely measure net interest income and net income. Actual results will differ from simulated results due to timing, magnitude, and frequency of interest rate changes as well as changes in market conditions and management strategies.

Management uses a 50 basis point change in market interest rates per quarter for a total of 200 basis points per year in evaluating the impact of changing interest rates on net interest income and net income over a twelve month horizon. At December 31, 2009, the earnings simulation model projected that net income would increase by 2.2% using a rising interest rate scenario and decrease by 0.1% using a declining interest rate scenario over the next year. At December 31, 2008, the earnings simulation model projected that net income would increase by 0.6% using a rising interest rate scenario and decrease by 3.3% using a declining interest rate scenario over the next year and at December 31, 2007, the earnings simulation model projected that net income would increase by 0.2% using a rising interest rate scenario and decrease by 0.6% using a declining interest rate scenario over the next year. Consistently, over the past several years, Park's earnings simulation model has projected that changes in interest rates would have only a small impact on net income and the net interest margin. Park's net interest margin has been relatively stable over the past three years at 4.22% in 2009, 4.16% in 2008, and 4.20% in 2007. A major goal of Park's asset/liability committee is to maintain a relatively stable net interest margin regardless of the level of interest rates. Management expects that the net interest margin will be approximately 4.15% to 4.20% in 2010.

## CONTRACTUAL OBLIGATIONS

In the ordinary course of operations, Park enters into certain contractual obligations. Such obligations include the funding of operations through debt issuances as well as leases for premises. The following table summarizes Park's significant and determinable obligations by payment date at December 31, 2009.

Further discussion of the nature of each specified obligation is included in the referenced Note to the Consolidated Financial Statements or referenced Table in this Financial Review section.

**Table 11 – Contractual Obligations**

| December 31, 2009 | | Payments Due In | | | | |
|---|---|---|---|---|---|---|
| (In thousands) | Table / Note | 0–1 Years | 1–3 Years | 3–5 Years | Over 5 Years | Total |
| Deposits without stated maturity | 8 | $2,965,515 | $ — | $ — | $ — | $2,965,515 |
| Certificates of deposit | 8 | 1,657,922 | 455,377 | 106,791 | 2,447 | 2,222,537 |
| Short-term borrowings | 9 | 324,219 | — | — | — | 324,219 |
| Long-term debt | 10 | 17,619 | 32,092 | 1,155 | 603,515 | 654,381 |
| Subordinated debentures/ notes | 11 | — | — | — | 75,250 | 75,250 |
| Operating leases | 7 | 1,903 | 2,700 | 1,846 | 2,278 | 8,727 |
| Purchase obligations | | 814 | 1,623 | — | — | 2,437 |
| **Total contractual obligations** | | $4,967,992 | $491,792 | $109,792 | $683,490 | $6,253,066 |

The Corporation's operating lease obligations represent short-term and long-term lease and rental payments for facilities and equipment. Purchase obligations represent obligations under agreements to purchase goods or services that are enforceable and legally binding on the Corporation.

**Commitments, Contingent Liabilities, and Off-Balance Sheet Arrangements:** In order to meet the financing needs of its customers, the Corporation issues loan commitments and standby letters of credit. At December 31, 2009, the Corporation had $955.3 million of loan commitments for commercial, commercial real estate, and residential real estate loans and had $36.3 million of standby letters of credit. At December 31, 2008, the Corporation had $1,143 million of loan commitments for commercial, commercial real estate and residential real estate loans and had $25.4 million of standby letters of credit.

Commitments to extend credit for loan commitments and standby letters of credit do not necessarily represent future cash requirements. These commitments often expire without being drawn upon. However, all of the loan commitments and standby letters of credit are permitted to be drawn upon in 2010. See Note 18 of the Notes to Consolidated Financial Statements for additional information on loan commitments and standby letters of credit.

The Corporation did not have any unrecorded significant contingent liabilities at December 31, 2009.

**Capital:** Park's primary means of maintaining capital adequacy is through net retained earnings. At December 31, 2009, the Corporation's stockholders' equity was $717.3 million, compared to $642.7 million at December 31, 2008. Stockholders' equity at December 31, 2009 was 10.19% of total assets compared to 9.09% of total assets at December 31, 2008. During 2009, Park issued an aggregate of 904,072 common shares previously held as treasury shares, at a purchase price of $61.20 per weighted average share, for net proceeds of $53.5 million. On December 23, 2008, Park issued $100 million of cumulative perpetual preferred shares to the U.S. Treasury (see Note 25 of the Notes to Consolidated Financial Statements for a description of this transaction).

Tangible stockholders' equity (stockholders' equity less goodwill and other intangible assets) was $635.5 million at December 31, 2009 and was $557.1 million at December 31, 2008. At December 31, 2009, tangible stockholders' equity was 9.13% of total tangible assets (total assets less goodwill and other intangible assets), compared to 7.98% at December 31, 2008.

Tangible common equity (tangible stockholders' equity less $100 million of preferred stock and warrant issued to the U.S. Treasury) was $535.5 million at December 31, 2009 compared to $457.1 million at December 31, 2008. At December 31, 2009, tangible common equity was 7.69% of tangible assets, compared to 6.54% at December 31, 2008.

Net income for 2009 was $74.2 million, $13.7 million in 2008, and $22.7 million in 2007. The net income for 2008 and 2007 include goodwill impairments at Vision Bank of $55.0 million and $54.0 million, respectively. Excluding the goodwill impairment charges at Vision Bank, net income for 2008 and 2007 would be $68.7 million and $76.7 million, respectively.

Cash dividends declared were $53.6 million in 2009, $52.6 million in 2008, and $52.8 million in 2007. On a per share basis, the cash dividends declared were $3.76 per share in 2009, $3.77 per share in 2008, and $3.73 per share in 2007.

Park did not purchase any treasury stock during 2009 or 2008. In 2007, Park purchased 760,531 shares of treasury stock totaling $65.6 million at a weighted average cost of $86.21 per share. Treasury stock had a balance in stockholders' equity of $125.3 million at December 31, 2009, $207.7 million at December 31, 2008, and $208.1 million at December 31, 2007. During 2009, Park issued 904,072 shares of common stock, which reduced the amount of treasury stock available. The issuance of these shares out of treasury stock during 2009 resulted in a reduction in treasury stock by the weighted average cost of $81.7 million and an additional $634,000 from 7,020 common shares that were issued to directors of the Board of Directors of Park and affiliates.

During 2009 and 2008, Park did not issue any new common shares (that were not already held in treasury stock, as discussed above). However, in 2009, Park recorded $1.1 million for the common stock warrants that were issued as part of the issuance of the 904,072 shares discussed above. In 2008, Park recorded $4.3 million for the common stock warrant as part of the issuance of $100 million of preferred stock (see Note 1 and Note 25 of the Notes to Consolidated Financial Statements). In 2007, Park issued 792,937 shares of common stock valued at a price of $105.00 per share for a total value of $83.3 million pursuant to the acquisition of Vision on March 9, 2007. Common stock had a balance in stockholders' equity of $301.2 million at December 31, 2009, December 31, 2008, and December 31, 2007.

Accumulated other comprehensive income (loss) was $15.7 million at December 31, 2009 compared to $10.6 million at December 31, 2008 and ($2.6) million at December 31, 2007. Long-term interest rates declined significantly in the fourth quarter of 2007, continued declining in 2008 and remained low throughout 2009. As a result of the declining interest rate environment, the market value of Park's investment securities increased during 2007 and continued to increase in 2008, with a slight decline in market value occurring late in 2009. Park recognized a $1.5 million other comprehensive loss on investment securities during 2009 and recognized $30.7 million of other comprehensive income on investment securities in 2008 and $16.9 million in 2007. In addition, Park recognized other comprehensive income of $6.3 million related to the change in Pension Plan assets and benefit obligations in 2009 compared to a loss of ($16.2) million in 2008 and compared to income of $3.3 million related to the Pension Plan in 2007. Finally, Park has recognized other comprehensive income of $0.3 million in 2009 due to the mark-to-market of a cash flow hedge at December 31, 2009 compared to a ($1.3) million comprehensive loss for the year ended December 31, 2008.

Financial institution regulators have established guidelines for minimum capital ratios for banks, thrifts, and bank holding companies. Park's accumulated other comprehensive income (loss) is not included in computing regulatory capital. The minimum leverage capital ratio (defined as stockholders' equity less intangible assets divided by tangible assets) is 4% and the well capitalized ratio is greater than or equal to 5%. Park's leverage ratio was 9.04% at December 31, 2009 and exceeded the minimum capital required by $353 million. The minimum Tier 1 risk-based capital ratio (defined as leverage capital divided by risk-adjusted assets) is 4% and the well capitalized ratio is greater than or equal to 6%. Park's Tier 1 risk-based capital ratio was 12.45% at December 31, 2009 and exceeded the minimum capital required by $430 million. The minimum total risk-based capital ratio (defined as leverage capital plus supplemental capital divided by risk-adjusted assets) is 8% and the well capitalized ratio is greater than or equal to 10%. Park's total risk-based capital ratio was 14.89% at December 31, 2009 and exceeded the minimum capital required by $351 million.

At December 31, 2009, Park exceeded the well capitalized regulatory guidelines for bank holding companies. Park exceeded the well capitalized leverage capital ratio of 5% by $283 million, exceeded the well capitalized Tier 1 risk-based capital ratio of 6% by $328 million and exceeded the well capitalized total risk-based capital ratio of 10% by $249 million.

The two financial institution subsidiaries of Park each met the well capitalized ratio guidelines at December 31, 2009. See Note 22 of the Notes to Consolidated Financial Statements for the capital ratios for Park and its two financial institution subsidiaries.

**Effects of Inflation:** Balance sheets of financial institutions typically contain assets and liabilities that are monetary in nature, and therefore, differ greatly from most commercial and industrial companies which have significant investments in premises, equipment and inventory. During periods of inflation, financial institutions that are in a net positive monetary position will experience a decline in purchasing power, which does have an impact on growth. Another significant effect on internal equity growth is other expenses, which tend to rise during periods of inflation.

Management believes the most significant impact on financial results is the Corporation's ability to align its asset/liability management program to react to changes in interest rates.

## SELECTED FINANCIAL DATA

The following table summarizes five-year financial information.

**Table 12 – Consolidated Five-Year Selected Financial Data**

| December 31, (Dollars in thousands, except per share data) | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| **Results of Operations:** | | | | | |
| Interest income | **$367,690** | $ 391,339 | $ 401,824 | $ 334,559 | $ 314,459 |
| Interest expense | **94,199** | 135,466 | 167,147 | 121,315 | 93,895 |
| Net interest income | **273,491** | 255,873 | 234,677 | 213,244 | 220,564 |
| Provision for loan losses | **68,821** | 70,487 | 29,476 | 3,927 | 5,407 |
| Net interest income after provision for loan losses | **204,670** | 185,386 | 205,201 | 209,317 | 215,157 |
| Net gains on sale of securities | **7,340** | 1,115 | — | 97 | 96 |
| Noninterest income | **73,850** | 83,719 | 71,640 | 64,665 | 59,609 |
| Noninterest expense | **188,725** | 234,501 | 224,164 | 141,002 | 139,438 |
| Net income | **74,192** | 13,708 | 22,707 | 94,091 | 95,238 |
| Net income available to common shareholders | **68,430** | 13,566 | 22,707 | 94,091 | 95,238 |
| **Per common share:** | | | | | |
| Net income per common share – basic | **4.82** | 0.97 | 1.60 | 6.75 | 6.68 |
| Net income per common share – diluted | **4.82** | 0.97 | 1.60 | 6.74 | 6.64 |
| Cash dividends declared | **3.76** | 3.77 | 3.73 | 3.69 | 3.62 |
| **Average Balances:** | | | | | |
| Loans | **4,594,436** | 4,354,520 | 4,011,307 | 3,357,278 | 3,278,092 |
| Investment securities | **1,877,303** | 1,801,299 | 1,596,205 | 1,610,639 | 1,851,598 |
| Money market instruments and other | **52,518** | 15,502 | 17,838 | 8,723 | 12,258 |
| **Total earning assets** | **6,524,257** | 6,171,321 | 5,625,350 | 4,976,640 | 5,141,948 |
| Noninterest bearing deposits | **818,243** | 739,993 | 697,247 | 662,077 | 643,032 |
| Interest bearing deposits | **4,232,391** | 3,862,780 | 3,706,231 | 3,162,867 | 3,187,033 |
| **Total deposits** | **5,050,634** | 4,602,773 | 4,403,478 | 3,824,944 | 3,830,065 |

**Table 12 – Consolidated Five-Year Selected Financial Data** continued

| December 31, (Dollars in thousands, except per share data) | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| **Average Balances:** | | | | | |
| Short-term borrowings | **$ 419,733** | $ 609,219 | $ 494,160 | $ 375,332 | $ 291,842 |
| Long-term debt | **780,436** | 835,522 | 568,575 | 553,307 | 799,888 |
| Stockholders' equity | **675,314** | 567,965 | 618,758 | 545,074 | 559,211 |
| Common stockholders' equity | **579,224** | 565,612 | 618,758 | 545,074 | 559,211 |
| Total assets | **7,035,531** | 6,708,086 | 6,169,156 | 5,380,623 | 5,558,088 |
| **Ratios:** | | | | | |
| Return on average assets (x) | **0.97%** | 0.20% | 0.37% | 1.75% | 1.71% |
| Return on average common equity (x) | **11.81%** | 2.40% | 3.67% | 17.26% | 17.03% |
| Net interest margin (1) | **4.22%** | 4.16% | 4.20% | 4.33% | 4.34% |
| Dividend payout ratio | **78.27%** | 387.79% | 232.35% | 54.65% | 54.19% |
| Average stockholders' equity to average total assets | **9.60%** | 8.47% | 10.03% | 10.13% | 10.06% |
| Leverage capital | **9.04%** | 8.36% | 7.10% | 9.96% | 9.27% |
| Tier 1 capital | **12.45%** | 11.69% | 10.16% | 14.72% | 14.17% |
| Risk-based capital | **14.89%** | 13.47% | 11.97% | 15.98% | 15.43% |

(1) Computed on a fully taxable equivalent basis

(x) Reported measure uses net income available to stockholders.

The following table is a summary of selected quarterly results of operations for the years ended December 31, 2009 and 2008. Certain quarterly amounts have been reclassified to conform to the year-end financial statement presentation.

**Table 13 – Quarterly Financial Data**

| (Dollars in thousands, except per share data) | Three Months Ended March 31 | June 30 | Sept. 30 | Dec. 31 |
|---|---|---|---|---|
| **2009:** | | | | |
| Interest income | **$93,365** | **$92,092** | **$91,868** | **$90,365** |
| Interest expense | **25,132** | **24,098** | **23,406** | **21,563** |
| Net interest income | **68,233** | **67,994** | **68,462** | **68,802** |
| Provision for loan losses | **12,287** | **15,856** | **14,958** | **25,720** |
| Gain on sale of securities | **—** | **7,340** | **—** | **—** |
| Income before income taxes | **29,294** | **29,084** | **25,617** | **13,140** |
| Net income | **21,390** | **21,307** | **19,199** | **12,296** |
| Net income available to common shareholders | **19,950** | **19,866** | **17,759** | **10,855** |
| Per common share data: | | | | |
| Net income per common share – basic (x) | **1.43** | **1.42** | **1.25** | **0.74** |
| Net income per common share – diluted (x) | **1.43** | **1.42** | **1.25** | **0.74** |
| Weighted-average common stock outstanding – basic | **13,971,720** | **14,001,608** | **14,193,411** | **14,658,601** |
| Weighted-average common stock equivalent – diluted | **13,971,720** | **14,001,608** | **14,193,411** | **14,658,601** |

**Table 13 – Quarterly Financial Data** continued

| (Dollars in thousands, except per share data) | Three Months Ended March 31 | June 30 | Sept. 30 | Dec. 31 |
|---|---|---|---|---|
| 2008: | | | | |
| Interest income | $100,468 | $98,201 | $97,947 | $94,723 |
| Interest expense | 38,984 | 33,875 | 32,719 | 29,888 |
| Net interest income | 61,484 | 64,326 | 65,228 | 64,835 |
| Provision for loan losses | 7,394 | 14,569 | 15,906 | 32,618 |
| Gain (loss) on sale of securities | 309 | 587 | — | 219 |
| Income (loss) before income taxes | 32,161 | 24,454 | (33,069) | 12,173 |
| Net income (loss) | 22,978 | 18,191 | (38,412) | 10,951 |
| Net income (loss) available to common shareholders | 22,978 | 18,191 | (38,412) | 10,809 |
| Per common share data: | | | | |
| Net income (loss) per common share – basic (x) | 1.65 | 1.30 | (2.75) | 0.77 |
| Net income (loss) per common share – diluted (x) | 1.65 | 1.30 | (2.75) | 0.77 |
| Weighted-average common stock outstanding – basic | 13,964,572 | 13,964,561 | 13,964,549 | 13,967,194 |
| Weighted-average common stock equivalent – diluted | 13,964,572 | 13,964,561 | 13,964,549 | 13,967,650 |

(x) Reported measure uses net income available to common shareholders.

**Non-GAAP Financial Measures:** Park's management uses certain non-GAAP (generally accepted accounting principles) financial measures to evaluate Park's performance. Specifically, management reviews (i) net income available to common shareholders before impairment charge, (ii) net income available to common shareholders before impairment charge per common share-diluted, (iii) return on average assets before impairment charge, and (iv) return on average common equity before impairment charge, (collectively, the "adjusted performance metrics") and has included in this annual report information relating to the adjusted performance metrics for the twelve-month period ended December 31, 2008. Management believes the adjusted performance metrics present a more reasonable view of Park's operating performance and ensures comparability of operating performance from period to period while eliminating the one-time non-recurring impairment charges. Park has provided reconciliations of the GAAP measures to the adjusted performance metrics solely for the purpose of complying with SEC Regulation G and not as an indication that the adjusted performance metrics are a substitute for other measures determined by GAAP.

The following table displays net income available to common shareholders and related performance metrics after excluding the 2007 and 2008 goodwill impairment charges related to the Vision Bank acquisition.

| December 31, (Dollars in thousands, except per share data) | **2009** | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| **Results of Operations:** | | | | | |
| Net income available to common shareholders excluding impairment charge (a) | **$68,430** | $68,552 | $76,742 | $94,091 | $95,238 |
| **Per common share:** | | | | | |
| Net income per common share excluding impairment charge – diluted (a) | **4.82** | 4.91 | 5.40 | 6.74 | 6.64 |
| **Ratios:** | | | | | |
| Return on average assets excluding impairment charge (a)(b) | **0.97%** | 1.02% | 1.24% | 1.75% | 1.71% |
| Return on average common equity excluding impairment charge (a)(b) | **11.81%** | 12.12% | 12.40% | 17.26% | 17.03% |
| Noninterest expense excluding impairment charge to net revenue (1) | **54.01%** | 52.59% | 55.21% | 50.35% | 49.32% |

(1) Computed on a fully taxable equivalent basis

(a) Net income for the year has been adjusted for the impairment charge to goodwill. Net income before impairment charge equals net income for the year plus the impairment charge to goodwill of $54,986 and $54,035 for 2008 and 2007, respectively.

(b) Reported measure uses net income available to common shareholders.

The following table displays net income available to common shareholders and related performance metrics for each quarter in 2008 after excluding the Vision Bank goodwill impairment charges during the third quarter of 2008.

| (Dollars in thousands, except per share data) | Three Months Ended March 31 | June 30 | Sept. 30 | Dec. 31 |
|---|---|---|---|---|
| 2008: | | | | |
| Net income available to common shareholders excluding impairment charge (a) | $22,978 | $18,191 | $16,574 | $ 10,809 |
| **Per common share:** | | | | |
| Net income per common share excluding impairment charge – diluted (a)(x) | 1.65 | 1.30 | 1.19 | 0.77 |

(x) Reported measure uses net income available to shareholders.

(a) Net income for the third quarter 2008 has been adjusted for the impairment charge to goodwill. Net income excluding the impairment charge equals net income for the period plus the impairment charge to goodwill of $54,986.

The Corporation's common stock (symbol: PRK) is traded on the NYSE Amex. At December 31, 2009, the Corporation had 4,616 stockholders of record. The following table sets forth the high, low and closing sale prices of, and dividends declared on the common stock for each quarterly period for the years ended December 31, 2009 and 2008, as reported by NYSE Amex since October 1, 2008 and by its predecessors, the NYSE Alternext and the American Stock Exchange LLC prior thereto.

**Table 14 – Market and Dividend Information**

| | High | Low | Last Price | Cash Dividend Declared Per Share |
|---|---|---|---|---|
| **2009:** | | | | |
| **First Quarter** | **$ 70.10** | **$ 39.90** | **$ 55.75** | **$0.94** |
| **Second Quarter** | **70.00** | **53.88** | **56.48** | **0.94** |
| **Third Quarter** | **66.59** | **54.01** | **58.34** | **0.94** |
| **Fourth Quarter** | **62.55** | **56.35** | **58.88** | **0.94** |
| 2008: | | | | |
| First Quarter | $ 74.87 | $ 56.80 | $ 70.85 | $0.94 |
| Second Quarter | 78.65 | 53.90 | 53.90 | 0.94 |
| Third Quarter | 82.50 | 44.87 | 78.00 | 0.94 |
| Fourth Quarter | 80.00 | 53.55 | 71.75 | 0.95 |

## PERFORMANCE GRAPH

Table 15 compares the total return performance for Park common shares with the NYSE Amex Composite Index, the NASDAQ Bank Stocks Index and the SNL Financial Bank and Thrift Index for the five-year period from December 31, 2004 to December 31, 2009. The NYSE Amex Composite Index is a market capitalization-weighted index of the stocks listed on NYSE Amex. The NASDAQ Bank Stocks Index is comprised of all depository institutions, holding companies and other investment companies that are traded on The NASDAQ Global Select and Global Markets. Park considers a number of bank holding companies traded on The NASDAQ National Market to be within its peer group. The SNL Financial Bank and Thrift Index is comprised of all publicly traded bank and thrift stocks researched by SNL Financial.

The NYSE Amex Financial Stocks Index includes the stocks of banks, thrifts, finance companies and securities broker-dealers. Park believes that The NASDAQ Bank Stocks Index and the SNL Financial Bank and Thrift Index are more appropriate industry indices for Park to use for the five-year total return performance comparison.


200
180
160
140
120
100
80
60
40
20
Index Value
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09

**Table 15 – Total Return Performance**

| | Index | PERIOD ENDING 12/31/04 | 12/31/05 | 12/31/06 | 12/31/07 | 12/31/08 | 12/31/09 |
|---|---|---|---|---|---|---|---|
| ——— | Park National Corporation | 100.00 | 78.28 | 78.31 | 53.33 | 62.78 | 54.86 |
| —·—·— | NYSE Amex Composite | 100.00 | 126.18 | 151.34 | 177.33 | 105.60 | 143.17 |
| ------ | NASDAQ Bank Stocks | 100.00 | 95.67 | 106.20 | 82.76 | 62.96 | 51.31 |
| ············ | SNL Bank and Thrift Index | 100.00 | 101.57 | 118.68 | 90.50 | 52.05 | 51.35 |

The total return performance for Park's common shares has underperformed the total return performance of the NYSE Amex Composite Index in the five-year comparison as indicated in Table 15, but outperformed both the NASDAQ Bank Stocks Index and the SNL Bank and Thrift Index for the same five-year period. The annual compound total return on Park's common shares for the past five years was a negative 11.3%. By comparison, the annual compound total returns for the past five years on the NYSE Amex Composite Index, the NASDAQ Bank Stocks Index and the SNL Bank and Thrift Index were positive 7.4%, negative 12.5% and negative 12.5%, respectively.

# MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders
Park National Corporation

The management of Park National Corporation (the "Corporation") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a – 15(f) and 15d – 15(f) under the Securities Exchange Act of 1934. The Corporation's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The Corporation's internal control over financial reporting includes those policies and procedures that:

a.) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Corporation and its consolidated subsidiaries;

b.) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Corporation and its consolidated subsidiaries are being made only in accordance with authorizations of management and directors of the Corporation; and

c.) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Corporation and its consolidated subsidiaries that could have a material effect on the financial statements.

The Corporation's internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for reliability through a program of internal audits. Actions are taken to correct potential deficiencies as they are identified.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Accordingly, even an effective system of internal control over financial reporting will provide only reasonable assurance with respect to financial statement preparation.

With the participation of our Chairman of the Board and Chief Executive Officer, our President and our Chief Financial Officer, management evaluated the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2009, the end of the Corporation's fiscal year. In making this assessment, management used the criteria set forth for effective internal control over financial reporting by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment under the criteria described in the proceeding paragraph, management concluded that the Corporation maintained effective internal control over financial reporting as of December 31, 2009.

The Corporation's independent registered public accounting firm, Crowe Horwath LLP, has audited the Corporation's 2009 and 2008 consolidated financial statements included in this Annual Report and the Corporation's internal control over financial reporting as of December 31, 2009, and has issued their Report of Independent Registered Public Accounting Firm, which appears in this Annual Report.



C. Daniel DeLawder
Chairman and Chief Executive Officer



David L. Trautman
President



John W. Kozak
Chief Financial Officer

February 24, 2010

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Park National Corporation
Newark, Ohio

We have audited the accompanying consolidated balance sheets of Park National Corporation as of December 31, 2009 and 2008 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2009. We also have audited Park National Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Park National Corporation's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Park National Corporation as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Park National Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO.

Crowe Horwath LLP

Columbus, Ohio
February 24, 2010

**PARK NATIONAL CORPORATION AND SUBSIDIARIES**

*at December 31, 2009 and 2008 (In thousands, except share and per share data)*

| ASSETS | 2009 | 2008 |
|---|---|---|
| Cash and due from banks | **$ 116,802** | $ 150,298 |
| Money market instruments | **42,289** | 20,964 |
| **Cash and cash equivalents** | **159,091** | 171,262 |
| **Investment securities:** | | |
| Securities available-for-sale, at fair value (amortized cost of $1,241,381 and $1,513,223 at December 31, 2009 and 2008, respectively) | **1,287,727** | 1,561,896 |
| Securities held-to-maturity, at amortized cost (fair value of $523,450 and $433,435 at December 31, 2009 and 2008, respectively) | **506,914** | 428,350 |
| Other investment securities | **68,919** | 68,805 |
| **Total investment securities** | **1,863,560** | 2,059,051 |
| **Total loans** | **4,640,432** | 4,491,337 |
| Allowance for loan losses | **(116,717)** | (100,088) |
| **Net loans** | **4,523,715** | 4,391,249 |
| **Other assets:** | | |
| Bank owned life insurance | **137,133** | 132,916 |
| Goodwill | **72,334** | 72,334 |
| Other intangibles | **9,465** | 13,211 |
| Premises and equipment, net | **69,091** | 68,553 |
| Accrued interest receivable | **24,354** | 27,930 |
| Other real estate owned | **41,240** | 25,848 |
| Mortgage loan servicing rights | **10,780** | 8,306 |
| Other | **129,566** | 100,060 |
| **Total other assets** | **493,963** | 449,158 |
| **Total assets** | **$7,040,329** | $7,070,720 |

*The accompanying notes are an integral part of the financial statements.*

**PARK NATIONAL CORPORATION AND SUBSIDIARIES**

*at December 31, 2009 and 2008 (In thousands, except share and per share data)*

| LIABILITIES AND STOCKHOLDERS' EQUITY | 2009 | 2008 |
|---|---|---|
| **Deposits:** | | |
| Noninterest bearing | **$ 897,243** | $ 782,625 |
| Interest bearing | **4,290,809** | 3,979,125 |
| **Total deposits** | **5,188,052** | 4,761,750 |
| Short-term borrowings | **324,219** | 659,196 |
| Long-term debt | **654,381** | 855,558 |
| Subordinated debentures | **75,250** | 40,000 |
| **Total borrowings** | **1,053,850** | 1,554,754 |
| **Other liabilities:** | | |
| Accrued interest payable | **9,330** | 11,335 |
| Other | **71,833** | 100,218 |
| **Total other liabilities** | **81,163** | 111,553 |
| **Total liabilities** | **6,323,065** | 6,428,057 |
| | | |
| **COMMITMENTS AND CONTINGENCIES** | | |
| **Stockholders' equity:** | | |
| Preferred stock (200,000 shares authorized; 100,000 shares issued with $1,000 per share liquidation preference) | **96,483** | 95,721 |
| Common stock, no par value (20,000,000 shares authorized; 16,151,112 shares issued in 2009 and 16,151,151 issued in 2008) | **301,208** | 301,210 |
| Common stock warrants | **5,361** | 4,297 |
| Accumulated other comprehensive income, net | **15,661** | 10,596 |
| Retained earnings | **423,872** | 438,504 |
| Less: Treasury stock (1,268,332 shares in 2009 and 2,179,424 shares in 2008) | **(125,321)** | (207,665) |
| **Total stockholders' equity** | **717,264** | 642,663 |
| **Total liabilities and stockholders' equity** | **$7,040,329** | $7,070,720 |

*The accompanying notes are an integral part of the financial statements.*

**PARK NATIONAL CORPORATION AND SUBSIDIARIES**

*for the years ended December 31, 2009, 2008 and 2007 (In thousands, except per share data)*

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| **Interest and dividend income:** | | | |
| Interest and fees on loans | **$275,599** | $301,163 | $ 320,827 |
| Interest and dividends on: | | | |
| Obligations of U.S. Government, its agencies and other securities | **90,558** | 87,711 | 77,016 |
| Obligations of states and political subdivisions | **1,417** | 2,171 | 3,061 |
| Other interest income | **116** | 294 | 920 |
| **Total interest and dividend income** | **367,690** | 391,339 | 401,824 |
| **Interest expense:** | | | |
| Interest on deposits: | | | |
| Demand and savings deposits | **10,815** | 22,633 | 39,797 |
| Time deposits | **53,805** | 67,259 | 81,224 |
| Interest on short-term borrowings | **3,209** | 14,469 | 22,113 |
| Interest on long-term debt | **26,370** | 31,105 | 24,013 |
| **Total interest expense** | **94,199** | 135,466 | 167,147 |
| **Net interest income** | **273,491** | 255,873 | 234,677 |
| Provision for loan losses | **68,821** | 70,487 | 29,476 |
| **Net interest income after provision for loan losses** | **204,670** | 185,386 | 205,201 |
| **Other income:** | | | |
| Income from fiduciary activities | **12,468** | 13,937 | 14,403 |
| Service charges on deposit accounts | **21,985** | 24,296 | 23,813 |
| Net gains on sales of securities | **7,340** | 1,115 | — |
| Other service income | **18,767** | 8,882 | 11,543 |
| Check fee income | **9,339** | 8,695 | 7,200 |
| Bank owned life insurance income | **5,050** | 5,102 | 4,228 |
| Net gain on sale of credit card portfolio | **—** | 7,618 | — |
| Income from sale of merchant processing | **—** | 4,200 | — |
| Other | **6,241** | 10,989 | 10,453 |
| **Total other income** | **$ 81,190** | $ 84,834 | $ 71,640 |

*The accompanying notes are an integral part of the financial statements.*

**PARK NATIONAL CORPORATION AND SUBSIDIARIES**

*for the years ended December 31, 2009, 2008 and 2007 (In thousands, except per share data)*

| | **2009** | 2008 | 2007 |
|---|---|---|---|
| **Other expense:** | | | |
| Salaries and employee benefits | **$101,225** | $ 99,018 | $ 97,712 |
| Goodwill impairment charge | **—** | 54,986 | 54,035 |
| Data processing fees | **5,674** | 7,121 | 6,892 |
| Fees and service charges | **15,935** | 12,801 | 11,055 |
| Net occupancy expense of bank premises | **11,552** | 11,534 | 10,717 |
| Amortization of intangibles | **3,746** | 4,025 | 3,847 |
| Furniture and equipment expense | **9,734** | 9,756 | 9,259 |
| Insurance | **12,072** | 2,322 | 1,445 |
| Marketing | **3,775** | 4,525 | 4,961 |
| Postage and telephone | **6,903** | 7,167 | 6,910 |
| State taxes | **3,206** | 2,989 | 2,769 |
| Other | **14,903** | 18,257 | 14,562 |
| **Total other expense** | **188,725** | 234,501 | 224,164 |
| **Income before income taxes** | **97,135** | 35,719 | 52,677 |
| Income taxes | **22,943** | 22,011 | 29,970 |
| **Net income** | **$ 74,192** | $ 13,708 | $ 22,707 |
| Preferred stock dividends and accretion | **5,762** | 142 | — |
| **Income available to common shareholders** | **$ 68,430** | $ 13,566 | $ 22,707 |
| **Earnings per common share:** | | | |
| **Basic** | **$4.82** | $0.97 | $1.60 |
| **Diluted** | **$4.82** | $0.97 | $1.60 |

*The accompanying notes are an integral part of the financial statements.*

# CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

**PARK NATIONAL CORPORATION AND SUBSIDIARIES**

*for the years ended December 31, 2009, 2008 and 2007 (In thousands, except share and per share data)*

| | Preferred Stock | | Common Stock | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Shares Outstanding | Amount | Shares Outstanding | Amount | Retained Earnings | Treasury Stock | Accumulated Other Comprehensive Income (Loss) | Total | Comprehensive Income |
| **Balance, January 1, 2007** | — | $ — | 13,921,529 | $217,067 | $519,563 | $(143,371) | $(22,820) | $570,439 | |
| Net income | | | — | — | 22,707 | — | — | 22,707 | $ 22,707 |
| Other comprehensive income, net of tax: | | | | | | | | | |
| Change in funded status of pension plan, net of income taxes of $1,759 | | | | | | | 3,266 | 3,266 | 3,266 |
| Unrealized net holding gain on securities available-for-sale, net of income taxes of $9,125 | | | | | | | 16,946 | 16,946 | 16,946 |
| Total comprehensive income | | | | | | | | | $ 42,919 |
| Cash dividends, $3.73 per share | | | — | — | (52,759) | — | — | (52,759) | |
| Cash payment for fractional shares in dividend reinvestment plan | | | (60) | (5) | — | — | — | (5) | |
| Stock options granted | | | — | 893 | — | — | — | 893 | |
| Treasury stock purchased | | | (760,531) | — | — | (65,568) | — | (65,568) | |
| Treasury stock reissued for stock options exercised and other grants | | | 10,701 | — | — | 835 | — | 835 | |
| Shares issued for Vision Bancshares, Inc. purchase | | | 792,937 | 83,258 | — | — | — | 83,258 | |
| **Balance, December 31, 2007** | — | $ — | 13,964,576 | $301,213 | $489,511 | $(208,104) | $ (2,608) | $580,012 | |
| Net income | | | | | 13,708 | — | — | 13,708 | $ 13,708 |
| Other comprehensive income (loss), net of tax: | | | | | | | | | |
| Change in funded status of pension plan, net of income taxes of $(8,735) | | | | | | | (16,223) | (16,223) | (16,223) |
| Unrealized net holding loss on cash flow hedge, net of income taxes of $(678) | | | | | | | (1,259) | (1,259) | (1,259) |
| Unrealized net holding gain on securities available-for-sale, net of income taxes of $16,522 | | | | | | | 30,686 | 30,686 | 30,686 |
| Total comprehensive income | | | | | | | | | $ 26,912 |
| Cash dividends, $3.77 per share | | | — | — | (52,608) | — | — | (52,608) | |
| Cash payment for fractional shares in dividend reinvestment plan | | | (49) | (3) | — | — | — | (3) | |
| Cumulative effect of new accounting pronouncement pertaining to endorsement split-dollar life insurance | | | | | (11,634) | | | (11,634) | |
| SFAS No. 158 measurement date adjustment, net of taxes of $(178) | | | | | (331) | | | (331) | |
| Preferred stock issued | 100,000 | 100,000 | | | | | | 100,000 | |
| Discount on preferred stock issued | | (4,297) | | | | | | (4,297) | |
| Accretion of discount on preferred stock | | 18 | | | (18) | | | — | |
| Common stock warrant issued | | | — | 4,297 | | | | 4,297 | |
| Preferred stock dividends | | | | | (124) | | | (124) | |
| Treasury stock reissued for director grants | | | 7,200 | | | 439 | | 439 | |
| **Balance, December 31, 2008** | **100,000** | **$ 95,721** | **13,971,727** | **$305,507** | **$438,504** | **$(207,665)** | **$ 10,596** | **$642,663** | |
| **Net income** | | | **—** | **—** | **74,192** | **—** | **—** | **74,192** | **$ 74,192** |
| **Other comprehensive income (loss), net of tax:** | | | | | | | | | |
| **Change in funded status of pension plan, net of income taxes of $3,383** | | | | | | | **6,283** | **6,283** | **6,283** |
| **Unrealized net holding gain on cash flow hedge, net of income taxes of $159** | | | | | | | **295** | **295** | **295** |
| **Unrealized net holding (loss) on securities available-for-sale, net of income taxes of $(815)** | | | | | | | **(1,513)** | **(1,513)** | **(1,513)** |
| **Total comprehensive income** | | | | | | | | | **$ 79,257** |
| **Cash dividends, $3.76 per share** | | | **—** | **—** | **(53,563)** | **—** | **—** | **(53,563)** | |
| **Cash payment for fractional shares in dividend reinvestment plan** | | | **(39)** | **(2)** | **—** | **—** | **—** | **(2)** | |
| **Reissuance of common stock from treasury shares held** | | | **904,072** | **—** | **(29,299)** | **81,710** | **—** | **52,411** | |
| **Accretion of discount on preferred stock** | | **762** | | | **(762)** | | | **—** | |
| **Common stock warrant issued** | | | **—** | **1,064** | | | | **1,064** | |
| **Preferred stock dividends** | | | | | **(5,000)** | | | **(5,000)** | |
| **Treasury stock reissued for director grants** | | | **7,020** | | **(200)** | **634** | | **434** | |
| **Balance, December 31, 2009** | **100,000** | **$ 96,483** | **14,882,780** | **$306,569** | **$423,872** | **$(125,321)** | **$ 15,661** | **$717,264** | |

*The accompanying notes are an integral part of the financial statements.*

**PARK NATIONAL CORPORATION AND SUBSIDIARIES**

*for the years ended December 31, 2009, 2008 and 2007 (In thousands)*

| | **2009** | 2008 | 2007 |
|---|---|---|---|
| **Operating activities:** | | | |
| Net income | **$ 74,192** | $ 13,708 | $ 22,707 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Provision for loan losses | **68,821** | 70,487 | 29,476 |
| Amortization of loan fees and costs, net | **(1,378)** | (4,650) | (5,935) |
| Provision for depreciation | **7,473** | 7,517 | 6,480 |
| Other than temporary impairment on investment securities | **613** | 980 | — |
| Goodwill impairment charge | **—** | 54,986 | 54,035 |
| Amortization of intangible assets | **3,746** | 4,025 | 3,847 |
| Accretion of investment securities | **(2,682)** | (1,592) | (3,009) |
| Gain on sale of credit card portfolio | **—** | (7,618) | — |
| Deferred income tax (benefit) | **(8,932)** | (1,590) | (7,839) |
| Realized net investment security (gains) | **(7,340)** | (1,115) | — |
| Stock based compensation expense | **—** | — | 893 |
| Stock dividends on Federal Home Loan Bank stock | **—** | (2,269) | — |
| Changes in assets and liabilities: | | | |
| Increase in other assets | **(31,987)** | (42,409) | (11,980) |
| (Decrease) increase in other liabilities | **(30,622)** | 239 | (5,492) |
| **Net cash provided by operating activities** | **71,904** | 90,699 | 83,183 |
| **Investing activities:** | | | |
| Proceeds from sales of available-for-sale securities | **204,304** | 80,894 | — |
| Proceeds from maturities of securities: | | | |
| Held-to-maturity | **40,105** | 7,116 | 11,063 |
| Available-for-sale | **426,841** | 303,160 | 700,582 |
| Purchase of securities: | | | |
| Held-to-maturity | **(118,667)** | (270,045) | — |
| Available-for-sale | **(349,895)** | (422,512) | (842,598) |
| Proceeds from sale of credit card portfolio | **—** | 38,841 | — |
| Net (increase) decrease in other investments | **(114)** | (3,371) | 180 |
| Net loan originations, excluding loan sales | **(814,981)** | (512,752) | (287,425) |
| Proceeds from sale of loans | **615,072** | 161,475 | 161,420 |
| Proceeds from loans purchased with branch office | **—** | — | (38,348) |
| Cash (paid) for acquisition, net | **—** | — | (47,686) |
| Purchases of bank owned life insurance, net | **—** | (8,401) | — |
| Purchases of premises and equipment, net | **(8,011)** | (9,436) | (16,331) |
| Premises and equipment acquired in branch acquisitions | **—** | — | (1,150) |
| **Net cash used in investing activities** | **(5,346)** | (635,031) | (360,293) |
| **Financing activities:** | | | |
| Net increase in deposits | **426,302** | 322,511 | 13,198 |
| Deposits purchased with branch office | **—** | — | 23,466 |
| Net (decrease) increase in short-term borrowings | **(334,977)** | (100,122) | 359,213 |
| Issuance of preferred stock | **—** | 100,000 | — |
| Issuance (purchase) of treasury stock, net | **53,909** | 439 | (64,733) |
| Proceeds from issuance of subordinated notes | **35,250** | — | 25,000 |
| Proceeds from long-term debt | **60,100** | 690,100 | 378,100 |
| Repayment of long-term debt | **(261,278)** | (424,951) | (397,460) |
| Cash dividends paid | **(58,035)** | (65,781) | (52,533) |
| **Net cash (used in) provided by financing activities** | **(78,729)** | 522,196 | 284,251 |
| **(Decrease) increase in cash and cash equivalents** | **(12,171)** | (22,136) | 7,141 |
| Cash and cash equivalents at beginning of year | **171,262** | 193,398 | 186,257 |
| **Cash and cash equivalents at end of year** | **$ 159,091** | $ 171,262 | $ 193,398 |
| **Supplemental disclosure:** | | | |
| Summary of business acquisition: | | | |
| Fair value of assets acquired | **$ —** | $ — | $ 686,512 |
| Cash paid for the purchase of financial institutions | **—** | — | (87,843) |
| Stock issued for the purchase of financial institutions | **—** | — | (83,258) |
| Fair value of liabilities assumed | — | — | (624,432) |
| Goodwill recognized | **$ —** | $ — | $(109,021) |

*The accompanying notes are an integral part of the financial statements.*

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the consolidated financial statements:

### Principles of Consolidation

The consolidated financial statements include the accounts of Park National Corporation ("Park", the "Company" or the "Corporation") and all of its subsidiaries. Material intercompany accounts and transactions have been eliminated.

### Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Management has identified the allowance for loan losses and accounting for goodwill as significant estimates.

### Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

### Subsequent Events

The Company has evaluated subsequent events for recognition or disclosure through February 24, 2010, which is the date that the Company's financial statements were issued.

### Investment Securities

Investment securities are classified upon acquisition into one of three categories: held-to-maturity, available-for-sale, or trading (see Note 4 of these Notes to Consolidated Financial Statements).

Held-to-maturity securities are those securities that the Corporation has the positive intent and ability to hold to maturity and are recorded at amortized cost. Available-for-sale securities are those securities that would be available to be sold in the future in response to the Corporation's liquidity needs, changes in market interest rates, and asset-liability management strategies, among others. Available-for-sale securities are reported at fair value, with unrealized holding gains and losses excluded from earnings but included in other comprehensive income, net of applicable taxes. The Corporation did not hold any trading securities during any period presented.

Available-for-sale and held-to-maturity securities are evaluated quarterly for potential other-than-temporary impairment. Management considers the facts of each security including the nature of the security, the amount and duration of the loss, credit quality of the issuer, the expectations for that security's performance and Park's intent and ability to hold the security until recovery. Declines in equity securities that are considered to be other-than-temporary are recorded as a charge to earnings in the Consolidated Statements of Income. Declines in debt securities that are considered to be other-than-temporary are separated into (1) the amount of the total impairment related to credit loss and (2) the amount of the total impairment related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings. The amount of the total impairment related to all other factors is recognized in other comprehensive income.

Other investment securities (as shown on the Consolidated Balance Sheet) consist of stock investments in the Federal Home Loan Bank and the Federal Reserve Bank.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated.

Gains and losses realized on the sale of investment securities are recorded on the trade date and determined using the specific identification basis.

### Federal Home Loan Bank (FHLB) Stock

Park's two separately chartered banks are members of the FHLB system. Members are required to own a certain amount of stock based on their level of borrowings and other factors and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on the ultimate recovery of the par value. Both cash and stock dividends are reported as income.

### Bank Owned Life Insurance

Park has purchased life insurance policies on directors and certain key officers. Bank owned life insurance is recorded at its cash surrender value (or the amount that can be realized).

### Mortgage Loans Held for Sale

Mortgage loans held for sale are carried at their fair value as of December 31, 2009 and at the lower of cost or fair value at December 31, 2008. Due to the significant increase in mortgage originations through the first half of 2009, and to better match the change in fair value of commitments to sell these loans, Park elected the fair value option of accounting for mortgage loans held for sale that were originated after January 1, 2009. Mortgage loans held for sale were $9.6 million at December 31, 2009 and 2008. These amounts are included in loans on the Consolidated Balance Sheet. The impact of adopting the fair value option for mortgage loans held for sale added $0.1 million to other service income for the year ended December 31, 2009.

### Mortgage Banking Derivatives

Commitments to fund mortgage loans (interest rate locks) to be sold into the secondary market and forward commitments for the future delivery of these mortgage loans are accounted for as free standing derivatives. Fair values of these mortgage derivatives are estimated based on changes in mortgage interest rates from the date the interest on the loan is locked. The Company enters into forward commitments for the future delivery of mortgage loans when interest rate locks are entered into, in order to hedge the change in interest rates resulting from its commitments to fund the loans. Changes in the fair values of these derivatives are included in net gains on sales of loans.

### Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff, are reported at their outstanding principal balances adjusted for any charge-offs, any deferred fees or costs on originated loans, and any unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Generally, commercial loans are placed on nonaccrual status at 90 days past due and consumer and residential mortgage loans are placed on nonaccrual status at 120 days past due. Interest on these loans is considered a loss, unless the loan is well-secured and in the process of collection. Commercial loans placed on nonaccrual status are considered impaired (See Note 5 of these Notes to Consolidated Financial Statements). For loans which are on nonaccrual status, it is Park's policy to reverse interest previously accrued on the loan against interest income. Interest on such loans is thereafter recorded on a cash basis and is included in earnings only when actually received in cash.

The delinquency status of a loan is based on contractual terms and not on how recently payments have been received. Loans are removed from nonaccrual status when loan payments have been received to cure the delinquency status and the loan is deemed to be well-secured by management.

### Allowance for Loan Losses

The allowance for loan losses is that amount believed adequate to absorb probable incurred credit losses in the loan portfolio based on management's evaluation of various factors. The determination of the allowance requires significant estimates, including the timing and amounts of expected cash flows on impaired loans, consideration of current economic conditions, and historical loss experience pertaining to pools of homogeneous loans, all of which may be susceptible to change. The allowance is increased through a provision for loan losses that is charged to earnings based on management's quarterly evaluation of the factors previously mentioned and is reduced by charge-offs, net of recoveries.

The allowance for loan losses includes both (1) an estimate of loss based on historical loss experience within both commercial and consumer loan categories with similar characteristics ("statistical allocation") and (2) an estimate of loss based on an impairment analysis of each commercial loan that is considered to be impaired ("specific allocation").

In calculating the allowance for loan losses, management believes it is appropriate to utilize historical loss rates that are comparative to the current period being analyzed. For the historical loss factor at December 31, 2009, the Company annualized actual losses (net charge-offs) experienced during 2008 and 2009 within the commercial and consumer loan categories. For these purposes, consumer loans include residential real estate loans. Considering the unprecedented economic conditions over the past 24 months, we believe it is reasonable to use actual losses for 2008 and 2009 in our determination of the December 31, 2009 historical loss factor. The loss factor applied to Park's consumer portfolio includes the annualized two year historical loss factor, plus an additional judgmental reserve, increasing the total allowance for loan loss coverage in the consumer portfolio to approximately 1.25 years of historical loss. The loss factor applied to Park's commercial portfolio includes the annualized two year historical loss factor, plus an additional judgmental reserve, increasing the total allowance for loan loss coverage in the commercial portfolio to approximately two years of historical loss. Park's commercial loans are individually risk graded. If loan downgrades occur, the probability of default increases, and accordingly, management allocates a higher percentage reserve to those accruing commercial loans graded special mention and substandard. At December 31, 2008, much of the loss factors applied to the Company's commercial and consumer loss categories consisted of subjective adjustments due to the Company's limited recent loan loss history.

U.S. generally accepted accounting principles ("GAAP") require a specific allocation to be established as a component of the allowance for loan losses for certain loans when it is probable that all amounts due pursuant to the contractual terms of the loan will not be collected, and the recorded investment in the loan exceeds fair value. Fair value is measured using either the present value of expected future cash flows based upon the initial effective interest rate on the loan, the observable market price of the loan or the fair value of the collateral, if the loan is collateral dependent.

**Income Recognition**

Income earned by the Corporation and its subsidiaries is recognized on the accrual basis of accounting, except for nonaccrual loans, as previously discussed, and late charges on loans which are recognized as income when they are collected.

**Premises and Equipment**

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is generally provided on the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the remaining lease period or the estimated useful lives of the improvements. Upon the sale or other disposal of an asset, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is recognized. Maintenance and repairs are charged to expense as incurred while renewals and improvements that extend the useful life of an asset are capitalized. Premises and equipment is evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

The range of depreciable lives over which premises and equipment are being depreciated are:

| | |
|---|---|
| Buildings | 5 to 50 Years |
| Equipment, furniture and fixtures | 3 to 20 Years |
| Leasehold improvements | 1 to 10 Years |

Buildings that are currently placed in service are depreciated over 30 years. Equipment, furniture and fixtures that are currently placed in service are depreciated over 3 to 12 years. Leasehold improvements are depreciated over the lives of the related leases which range from 1 to 10 years.

**Other Real Estate Owned**

Other real estate owned is recorded at the lower of cost or fair market value (which is the estimated net realizable value) and consists of property acquired through foreclosure and real estate held for sale. Subsequent to acquisition, write-downs to other real estate owned result if carrying values exceed fair value less estimated costs to sell. These write-downs are expensed within "other income". Costs relating to development and improvement of such properties are capitalized (not in excess of fair value less estimated costs to sell) and costs relating to holding the properties are charged to expense.

**Mortgage Loan Servicing Rights**

When Park sells mortgage loans with servicing rights retained, servicing rights are recorded at fair value, with the income statement effect recorded in gains on sale of loans. Capitalized servicing rights are amortized in proportion to and over the period of estimated future servicing income of the underlying loan. Capitalized mortgage servicing rights totaled $10.8 million at December 31, 2009 and $8.3 million at December 31, 2008, which was also the fair value of servicing rights at December 31, 2009 and 2008. The fair value of mortgage servicing rights is determined by discounting estimated future cash flows from the servicing assets, using market discount rates and expected future prepayment rates. In order to calculate fair value, the sold loan portfolio is stratified into homogenous pools of like categories. (See Note 20 of these Notes to Consolidated Financial Statements.)

Mortgage servicing rights are assessed for impairment periodically, based on fair value, with any impairment recognized through a valuation allowance. Fees received for servicing mortgage loans owned by investors are based on a percentage of the outstanding monthly principal balance of such loans and are included in income as loan payments are received. The cost of servicing loans is charged to expense as incurred.

**Goodwill and Other Intangible Assets**

Goodwill represents the excess of the purchase price over net identifiable tangible and intangible assets acquired in a purchase business combination. Other intangible assets represent purchased assets that have no physical property but represent some future economic benefit to their owner and are capable of being sold or exchanged on their own or in combination with a related asset or liability.

Goodwill and indefinite-lived intangible assets are not amortized to expense, but are subject to annual impairment tests, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets with definitive useful lives (such as core deposit intangibles) are amortized to expense over their estimated useful lives.

Management considers several factors when performing the annual impairment tests on goodwill. The factors considered include the operating results for the particular Park segment for the past year and the operating results budgeted for the current year (including multi-year projections), the purchase prices being paid for financial institutions in the markets served by the Park segment, the deposit and loan totals of the Park segment and the economic conditions in the markets served by the Park segment.

The following table reflects the activity in goodwill and other intangible assets for the years 2009, 2008 and 2007. (See Note 2 of these Notes to Consolidated Financial Statements for details on the acquisition of Vision Bancshares, Inc. ("Vision"), and the recognition of impairment charges in 2008 and 2007 to Vision Bank's goodwill.)

| (In thousands) | Goodwill | Core Deposit Intangibles | Total |
|---|---|---|---|
| January 1, 2007 | $ 72,334 | $ 5,669 | $ 78,003 |
| Vision Acquisition | 109,021 | 12,720 | 121,741 |
| Millersburg Branch Acquisition | — | 2,694 | 2,694 |
| Amortization | — | (3,847) | (3,847) |
| Impairment of Vision Goodwill | (54,035) | — | (54,035) |
| December 31, 2007 | $127,320 | $17,236 | $144,556 |
| Amortization | — | (4,025) | (4,025) |
| Impairment of Vision Goodwill | (54,986) | — | (54,986) |
| **December 31, 2008** | **$ 72,334** | **$13,211** | **$ 85,545** |
| **Amortization** | **—** | **(3,746)** | **(3,746)** |
| **December 31, 2009** | **$72,334** | **$9,465** | **$81,799** |

GAAP requires a company to perform an impairment test on goodwill annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired, by comparing the fair value of such goodwill to its recorded or carrying amount. If the carrying amount of the goodwill exceeds the fair value, an impairment charge must be recorded in an amount equal to the excess.

Park typically evaluates goodwill for impairment during the first quarter of each year. A determination was made during the first quarter of 2009 that goodwill for Park's Ohio-based bank (The Park National Bank) was not impaired.

During the fourth quarter of 2007, Park's management determined that the goodwill from the Vision acquisition on March 9, 2007 could possibly be impaired due to the significant deterioration in the credit condition of Vision Bank. Nonperforming loans at Vision Bank increased from $26.3 million at September 30, 2007 to $63.5 million at December 31, 2007, or 9.9% of year-end loan balances. Net loan charge-offs were $6.4 million for the fourth quarter or an annualized 3.99% of average loan balances. Management determined, due to severe credit conditions, that a valuation of the fair value of Vision Bank should be computed to determine if the goodwill of $109.0 million was impaired as of December 31, 2007.

At December 31, 2007, management calculated the estimated fair value of Vision Bank to be $123.0 million, based on four equally weighted tests: (i) on-going earnings multiplied by a price to earnings multiple; (ii) tangible book multiplied by a price to tangible book ratio; (iii) core deposit premium added to tangible book; and (iv) discounted future cash flows. Once it is determined that the fair value is materially less than the carrying value, GAAP requires a company to calculate the implied fair value of goodwill and compare it to the carrying amount of goodwill. The amount of the excess of the carrying amount of goodwill over the implied amount of goodwill is the amount of the impairment loss, which was calculated as $54.0 million by Park management. After the impairment charge, the new carrying amount of goodwill resulting from the Vision acquisition was $55.0 million at December 31, 2007.

The balance of goodwill was $127.3 million at December 31, 2007 and was located at four subsidiary banks of Park. The subsidiary banks were Vision Bank ($55.0 million), The Park National Bank ($39.0 million), Century National Bank ($25.8 million) and The Security National Bank and Trust Co. ($7.5 million).

Based primarily on the increased level of net loan charge-offs at Vision Bank, management determined that it was appropriate to test for goodwill impairment during the third quarter of 2008. Park continued to experience credit deterioration in Vision Bank's market place during the third quarter of 2008. The fair value of Vision was estimated by using the average of three measurement methods. These included application of various metrics from bank sale transactions for institutions comparable to Vision Bank, including application of a market-derived multiple of tangible book value and estimations of the present value of future cash flows. Park's management reviewed the valuation of Vision Bank with Park's Board of Directors and concluded that Vision Bank should recognize an impairment charge and write down the remaining goodwill ($55.0 million), resulting in a goodwill balance of zero with respect to the Vision Bank reporting unit.

Goodwill and other intangible assets (as shown on the Consolidated Balance Sheet) totaled $81.8 million at December 31, 2009 and $85.5 million at December 31, 2008.

The core deposit intangibles are being amortized to expense principally on the straight-line method, over periods ranging from six to ten years. The amortization period for the Vision acquisition is six years. Core deposit intangible amortization expense was $3.7 million in 2009, $4.0 million in 2008 and $3.8 million in 2007.

The accumulated amortization of core deposit intangibles was $12.7 million as of December 31, 2009 and $8.9 million at December 31, 2008. The expected core deposit intangible amortization expense for each of the next five years is as follows:

| (In thousands) | |
|---|---|
| 2010 | $3,422 |
| 2011 | 2,677 |
| 2012 | 2,677 |
| 2013 | 689 |
| 2014 | — |
| **Total** | **$9,465** |

### Consolidated Statement of Cash Flows

Cash and cash equivalents include cash and cash items, amounts due from banks and money market instruments. Generally money market instruments are purchased and sold for one-day periods.

Net cash provided by operating activities reflects cash payments as follows:

| December 31, (Dollars in thousands) | 2009 | 2008 | 2007 |
|---|---|---|---|
| Interest paid on deposits and other borrowings | **$96,204** | $139,256 | $167,154 |
| Income taxes paid | **$30,660** | $ 28,365 | $ 39,115 |

### Loss Contingencies and Guarantees

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated.

### Income Taxes

The Corporation accounts for income taxes using the asset and liability approach. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. To the extent that Park does not consider it more likely than not that a deferred tax asset will be recovered, a valuation allowance is recorded. All positive and negative evidence is reviewed when determining how much of a valuation allowance is recognized on a quarterly basis. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is "more-likely-than-not" that the tax position would be sustained in a tax examination being presumed to occur. The benefit recognized for a tax position that meets the "more-likely-than-not" criteria is measured based on the largest benefit that is more than 50 percent likely to be realized, taking into consideration the amounts and probabilities of the outcome upon settlement. For tax positions not meeting the "more-likely-than-not" test, no tax benefit is recorded.

### Preferred Stock

On December 23, 2008, Park issued $100 million of Senior Preferred Shares to the U.S. Department of Treasury (the "Treasury") under the Capital Purchase Program (CPP), consisting of 100,000 shares, each with a liquidation preference of $1,000 per share. In addition, on December 23, 2008, Park issued a warrant to the Treasury to purchase 227,376 common shares. These preferred shares and related warrant are considered permanent equity for accounting purposes. GAAP requires management to allocate the proceeds from the issuance of the preferred stock between the preferred stock and related warrant. The terms of the preferred shares require management to pay a cumulative dividend at the rate of 5 percent per annum until February 14, 2014 and 9 percent thereafter. Management determined that the 5 percent dividend rate is below market value; therefore, the fair value of the preferred shares would be less than the $100 million in proceeds. Management determined that a reasonable market discount rate is 12 percent for the fair value of preferred shares. Management used the Black-Scholes model for calculating the fair value of the warrant (and related common shares). The allocation between the preferred shares and warrant at December 23, 2008, the date of issuance, was $95.7 million and $4.3 million, respectively. The discount on the preferred shares of $4.3 million is being accreted through retained earnings over a 60 month period.

**Treasury Stock**

The purchase of Park's common stock is recorded at cost. At the date of retirement or subsequent reissuance, the treasury stock account is reduced by the weighted average cost of the common shares retired or reissued.

**Comprehensive Income**

Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale, changes in the funded status of the Company's Defined Benefit Pension Plan, and the unrealized net holding gains and losses on the cash flow hedge, which are also recognized as separate components of equity.

**Stock Based Compensation**

Compensation cost is recognized for stock options and stock awards issued to employees and directors, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of Park's common stock at the date of grant is used for stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period. Park did not grant any stock options during 2009 or 2008, but granted 90,000 stock options in 2007. Additionally, all stock options granted in 2007 vested that year. No stock options vested in 2009 or 2008. Park granted 7,020 , 7,200 and 7,140 shares of common stock to its directors in 2009, 2008 and 2007, respectively.

**Derivative Instruments**

At the inception of a derivative contract, the Company designates the derivative as one of three types based on the Company's intentions and belief as to likely effectiveness as a hedge. These three types are (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value hedge"), (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"), or (3) an instrument with no hedging designation ("stand-alone derivative"). For a fair value hedge, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item, are recognized in current earnings as fair values change. For a cash flow hedge, the gain or loss on the derivative is reported in other comprehensive income and is reclassified into earnings in the same periods during which the hedged transaction affects earnings. For both types of hedges, changes in the fair value of derivatives that are not highly effective in hedging the changes in fair value or expected cash flows of the hedged item are recognized immediately in current earnings. Changes in the fair value of derivatives that do not qualify for hedge accounting are reported currently in earnings, as noninterest income.

The Company formally documents the relationship between derivatives and hedged items, as well as the risk-management objective and the strategy for undertaking hedge transactions at the inception of the hedging relationship. This documentation includes linking fair value or cash flow hedges to specific assets and liabilities on the Consolidated Balance Sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivative instruments that are used are highly effective in offsetting changes in fair values or cash flows of the hedged items. The Company discontinues hedge accounting when it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative is settled or terminates, a hedged forecasted transaction is no longer probable, a hedged firm commitment is no longer firm, or treatment of the derivative as a hedge is no longer appropriate or intended.

When hedge accounting is discontinued, subsequent changes in fair value of the derivative are recorded as noninterest income. When a fair value hedge is discontinued, the hedged asset or liability is no longer adjusted for changes in fair value and the existing basis adjustment is amortized or accreted over the remaining life of the asset or liability. When a cash flow hedge is discontinued but the hedged cash flows or forecasted transactions are still expected to occur, gains or losses that were accumulated in other comprehensive income are amortized into earnings over the same periods which the hedged transactions will affect earnings.

**Fair Value Measurement**

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 21 of these Notes to Consolidated Financial Statements. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

**Transfers of Financial Assets**

Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

**Retirement Plans**

Pension expense is the net of service and interest cost, return on plan assets and amortization of gains and losses not immediately recognized. Employee 401(k) plan expense is the amount of matching contributions. Deferred compensation and supplemental retirement plan expense allocates the benefits over years of service.

**Earnings Per Common Share**

Basic earnings per common share is net income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options, warrants and convertible securities. Earnings and dividends per common share are restated for any stock splits and stock dividends through the date of issuance of the financial statements.

**Adoption of New Accounting Standards in 2009**

**Accounting for Business Combinations:** Park adopted new guidance impacting Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 805, *Business Combinations* (SFAS 141(R), "Business Combinations"), on January 1, 2009. This guidance was issued with the objective to improve the comparability of information that a company provides in its financial statements related to a business combination. This new guidance establishes principles and requirements for how the acquirer: (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This new guidance does not apply to combinations between entities under common control. The Company's adoption of the new guidance had no impact on Park's financial statements and applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009.

**Noncontrolling Interests in Consolidated Financial Statements:** Park adopted new guidance impacting FASB ASC 810-10, *Consolidation* (SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements"), on January 1, 2009. A noncontrolling interest, also known as a "minority interest," is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. This guidance was issued with the objective to improve upon the consistency of financial information that a company provides in its consolidated financial statements. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company's adoption of the new guidance did not have a material impact on Park's consolidated financial statements.

**Disclosures about Derivative Instruments and Hedging Activities:** Park adopted new guidance impacting FASB ASC 815-10, *Derivatives and Hedging* (SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities"), on January 1, 2009. This guidance requires enhanced disclosures about an entity's derivative and hedging activities and therefore should improve the transparency of financial reporting, and is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company's adoption of the new guidance did not have a material impact on Park's consolidated financial statements.

**Subsequent Events:** Park adopted FASB ASC 855, *Subsequent Events* (SFAS No. 165, "Subsequent Events"), on June 30, 2009. This guidance establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Companies should disclose the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Companies are required to reflect in their financial statements the effects of subsequent events that provide additional evidence about conditions at the balance-sheet date (recognized subsequent events). Companies are also prohibited from reflecting in their financial statements the effects of subsequent events that provide evidence about conditions that arose after the balance-sheet date (nonrecognized subsequent events), but requires information about those events to be disclosed if the financial statements would otherwise be misleading. The Company's adoption of this guidance did not have a material impact on Park's consolidated financial statements.

**Interim Disclosures about Fair Value of Financial Instruments:** Park adopted new guidance impacting FASB ASC 825-10-50, *Financial Instruments* (FSP FAS 107-1 and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments"), effective June 30, 2009. This guidance amended existing GAAP to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. The Company's adoption of the new guidance impacts quarterly disclosures, but did not have an impact on Park's December 31, 2009 consolidated financial statements.

**Recognition and Presentation of Other-Than-Temporary Impairments:** In April 2009, the FASB issued new guidance impacting FASB ASC 320-10, *Investments – Debt and Equity Securities* (FSP FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments"). This guidance amends the other-than-temporary impairment guidance in GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This guidance does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. The Company's adoption of the new guidance did not have a material impact on Park's consolidated financial statements as Park has not experienced other-than-temporary impairment within its debt securities portfolio.

**Employer's Disclosures about Postretirement Benefit Plan Assets:** In December 2008, the FASB issued new guidance impacting FASB ASC 715-20, *Defined Benefit Plan – General* (FSP No. 132(R)-1, "Employer's Disclosures about Postretirement Benefit Plan Assets"). This guidance addresses an employer's disclosures about plan assets of a defined benefit pension or other post-retirement plan. These additional disclosures include disclosure of investment policies and fair value disclosures of plan assets, including fair value hierarchy. The guidance also includes a technical amendment that requires a nonpublic entity to disclose net periodic benefit cost for each annual period for which a statement of income is presented. This new guidance is effective for fiscal years ending after December 15, 2009. Upon initial application, provisions are not required for earlier periods that are presented for comparative purposes. The new disclosures have been presented in the notes to the consolidated financial statements.

**Fair Value Measurements:** In April 2009, the FASB issued new guidance impacting FASB ASC 820-10, *Fair Value Measurements and Disclosures – Overall* (FSP No. 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset and Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly"). This guidance emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly. Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability's fair value. Adjustments to those transactions or prices would be needed to determine the appropriate fair value. The new guidance, which was applied prospectively, was effective for interim and annual reporting periods ending after June 15, 2009. The Company's adoption of the new guidance did not have a material impact on Park's consolidated financial statements.

**Measuring Liabilities at Fair Value:** In August 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-05, *Measuring Liabilities at Fair Value* (ASC 820). This update provides amendments to ASC 820 for the fair value measurement of liabilities by clarifying that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using a valuation technique that uses the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities when traded as assets, or that is consistent with the principles of ASC 820. The amendments in this guidance also clarify that both a quoted price for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The guidance was effective for the first reporting period (including interim periods) beginning after issuance. The Company's adoption of the new guidance did not have a material impact on Park's consolidated financial statements.

**Recently Issued but not yet Effective Accounting Pronouncements**

**Accounting for Transfers of Financial Assets:** In June 2009, FASB issued new guidance impacting FASB ASC 810, *Consolidation* (SFAS No. 166, "Accounting for Transfers of Financial Assets-an amendment of FASB Statement No. 140"). This removes the concept of a qualifying special-purpose entity from existing GAAP and removes the exception from applying FASB ASC 810-10, Consolidation (FASB Interpretation No. 46 (revised December 2003)

Consolidation of Variable Interest Entities) to qualifying special purpose entities. The objective of this new guidance is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred financial assets. The new guidance will be effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The Company's adoption of the new guidance is expected to have an immaterial impact on the consolidated financial statements.

**Amendments to FASB Interpretation No. 46(R):** In June 2009, FASB issued SFAS No. 167, *"Amendments to FASB Interpretation No. 46(R)."* The objective of this new guidance is to amend certain requirements of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. This guidance will be effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company's adoption of the new guidance is expected to have an immaterial impact on the consolidated financial statements.

## 2. ORGANIZATION AND ACQUISITIONS

Park National Corporation is a multi-bank holding company headquartered in Newark, Ohio. Through its banking subsidiaries, The Park National Bank (PNB) and Vision Bank (VB), Park is engaged in a general commercial banking and trust business, primarily in Ohio, Baldwin County, Alabama and the panhandle of Florida. A wholly-owned subsidiary of Park, Guardian Finance Company (GFC) began operating in May 1999. GFC is a consumer finance company located in Central Ohio. PNB operates through eleven banking divisions with the Park National Division headquartered in Newark, Ohio, the Fairfield National Division headquartered in Lancaster, Ohio, The Park National Bank of Southwest Ohio & Northern Kentucky Division headquartered in Milford, Ohio, the First-Knox National Division headquartered in Mount Vernon, Ohio, the Farmers and Savings Division headquartered in Loudonville, Ohio, the Security National Division headquartered in Springfield, Ohio, the Unity National Division headquartered in Piqua, Ohio, the Richland Bank Division headquartered in Mansfield, Ohio, the Century National Division headquartered in Zanesville, Ohio, the United Bank Division headquartered in Bucyrus, Ohio and the Second National Division headquartered in Greenville, Ohio. VB operates through two banking divisions with the Vision Bank Florida Division headquartered in Panama City, Florida and the Vision Bank Alabama Division headquartered in Gulf Shores, Alabama. All of the Ohio-based banking divisions provide the following principal services: the acceptance of deposits for demand, savings and time accounts; commercial, industrial, consumer and real estate lending, including installment loans, credit cards, home equity lines of credit, commercial leasing; trust services; cash management; safe deposit operations; electronic funds transfers and a variety of additional banking-related services. VB, with its two banking divisions, provides the services mentioned above, with the exception of commercial leasing. See Note 23 of these Notes to Consolidated Financial Statements for financial information on the Corporation's operating segments.

On March 9, 2007, Park acquired all of the stock and outstanding stock options of Vision Bancshares, Inc. for $87.8 million in cash and 792,937 shares of Park common stock valued at $83.3 million or $105.00 per share. The goodwill recognized as a result of this acquisition was $109.0 million. Management expects that the acquisition of Vision will improve the future growth rate for Park's loans, deposits and net income. The fair value of the acquired assets of Vision was $686.5 million and the fair value of the liabilities assumed was $624.4 million at March 9, 2007. During the fourth quarter of 2007, Park recognized a $54.0 million impairment charge to the Vision goodwill. In addition, Park recognized an additional impairment charge to the remaining Vision goodwill of $55.0 million during the third quarter of 2008. The goodwill impairment charge of $55.0 million in 2008 reduced income tax expense by approximately $1 million. The goodwill impairment charge of $54.0 million in 2007 had no impact on income tax expense.

At the time of the acquisition, Vision operated two bank subsidiaries (both named Vision Bank) which became bank subsidiaries of Park on March 9, 2007. On July 20, 2007, the bank operations of the two Vision Banks were consolidated under a single charter through the merger of the Vision Bank headquartered in Gulf Shores, Alabama with and into the Vision Bank headquartered in Panama City, Florida. Vision Bank operates under a Florida banking charter and has 18 branch locations in Baldwin County, Alabama and in the Florida panhandle.

On September 21, 2007, a national bank subsidiary of Park, The First-Knox National Bank of Mount Vernon ("First-Knox"), acquired the Millersburg, Ohio banking office (the "Millersburg branch") of Ohio Legacy Bank, N.A. ("Ohio Legacy"). First-Knox acquired substantially all of the loans administered at the Millersburg branch of Ohio Legacy and assumed substantially all of the deposit liabilities relating to the deposit accounts assigned to the Millersburg branch. The fair value of loans acquired was approximately $38 million and deposit liabilities acquired were approximately $23 million. First-Knox paid a premium of approximately $1.7 million in connection with the purchase of the deposit liabilities. First-Knox recognized a loan premium adjustment of $700,000 and a certificate of deposit adjustment of $300,000, resulting in a total increase to core deposit intangibles of $2.7 million. No goodwill was recognized as part of this transaction. In addition, First-Knox paid $900,000 for the acquisition of the branch office building that Ohio Legacy was leasing from a third party.

## 3. RESTRICTIONS ON CASH AND DUE FROM BANKS

The Corporation's two bank subsidiaries are required to maintain average reserve balances with the Federal Reserve Bank. The average required reserve balance was approximately $31.9 million at December 31, 2009 and $29.4 million at December 31, 2008. No other compensating balance arrangements were in existence at December 31, 2009.

## 4. INVESTMENT SECURITIES

The amortized cost and fair value of investment securities are shown in the following table. Management evaluates the investment securities on a quarterly basis for other-than-temporary impairment.

During 2009, management determined that Park's unrealized losses in the stocks of several financial institutions were other-than-temporarily impaired due to the duration and severity of the losses. Therefore, Park recognized impairment losses of $0.6 million during the twelve months ended December 31, 2009, which is recorded in "other expenses" within the Consolidated Statements of Income. Park recognized impairment losses of $1.0 million for the year ended December 31, 2008 on certain of these equity investments in financial institutions. Since these are equity securities, no amounts were recognized in other comprehensive income at the time of the impairment recognition.

Investment securities at December 31, 2009 were as follows:

| (In thousands) | Amortized Cost | Gross Unrealized Holding Gains | Gross Unrealized Holding Losses | Estimated Fair Value |
|---|---|---|---|---|
| **2009:** | | | | |
| **Securities Available-for-Sale** | | | | |
| Obligations of U.S. Treasury and other U.S. Government agencies | $ 349,899 | $ 389 | $2,693 | $ 347,595 |
| Obligations of states and political subdivisions | 15,189 | 493 | 15 | 15,667 |
| U.S. Government agencies' asset-backed securities | 875,331 | 47,572 | — | 922,903 |
| Other equity securities | 962 | 656 | 56 | 1,562 |
| **Total** | $1,241,381 | $49,110 | $2,764 | $1,287,727 |
| **2009:** | | | | |
| **Securities Held-to-Maturity** | | | | |
| Obligations of states and political subdivisions | $ 4,456 | $ 25 | $ — | $ 4,481 |
| U.S. Government agencies' asset-backed securities | 502,458 | 16,512 | 1 | 518,969 |
| **Total** | $ 506,914 | $16,537 | $ 1 | $ 523,450 |

Park's U.S. Government Agency asset-backed securities consist of 15-year mortgage-backed securities and collateralized mortgage obligations (CMOs). At December 31, 2009, the amortized cost of Park's AFS and held-to-maturity mortgage-backed securities was $868.3 million and $0.2 million, respectively. At December 31, 2009, the amortized cost of Park's AFS and held-to-maturity CMOs was $7.0 million and $502.3 million, respectively.

Other investment securities (as shown on the Consolidated Balance Sheet) consist of stock investments in the Federal Home Loan Bank and the Federal Reserve Bank. Park owned $62.0 million of Federal Home Loan Bank stock and $6.9 million of Federal Reserve stock at December 31, 2009. Park owned $61.9 million of Federal Home Loan Bank stock and $6.9 million of Federal Reserve Bank stock at December 31, 2008.

Management does not believe any individual unrealized loss as of December 31, 2009 or December 31, 2008, represents an other-than-temporary impairment. The unrealized losses on debt securities are primarily the result of interest rate changes. These conditions will not prohibit Park from receiving its contractual principal and interest payments on these debt securities. The fair value of these debt securities is expected to recover as payments are received on these securities and they approach maturity.

Should the impairment of any of these securities become other-than-temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

The following table provides detail on investment securities with unrealized losses aggregated by investment category and length of time the individual securities have been in a continuous loss position at December 31, 2009:

| | Less than 12 Months | | 12 Months or Longer | | Total | |
|---|---|---|---|---|---|---|
| (In thousands) | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| **2009:** | | | | | | |
| **Securities Available-for-Sale** | | | | | | |
| Obligations of states and political subdivisions | $257,206 | $2,693 | $ — | $— | $257,206 | $2,693 |
| U.S. Government agencies' asset-backed securities | 295 | 15 | — | — | 295 | 15 |
| Other equity securities | — | — | 202 | 56 | 202 | 56 |
| **Total** | $257,501 | $2,708 | $202 | $56 | $257,703 | $2,764 |
| **2009:** | | | | | | |
| **Securities Held-to-Maturity** | | | | | | |
| U.S. Government agencies' asset-backed securities | $ 50 | $ 1 | $ — | $— | $ 50 | $ 1 |

Investment securities at December 31, 2008 were as follows:

| (In thousands) | Amortized Cost | Gross Unrealized Holding Gains | Gross Unrealized Holding Losses | Estimated Fair Value |
|---|---|---|---|---|
| 2008: | | | | |
| **Securities Available-for-Sale** | | | | |
| Obligations of U.S. Treasury and other U.S. Government agencies | $ 127,628 | $ 1,060 | $ — | $ 128,688 |
| Obligations of states and political subdivisions | 26,424 | 503 | 33 | 26,894 |
| U.S. Government agencies' asset-backed securities | 1,357,710 | 47,050 | 229 | 1,404,531 |
| Other equity securities | 1,461 | 428 | 106 | 1,783 |
| **Total** | $1,513,223 | $49,041 | $368 | $1,561,896 |
| 2008: | | | | |
| **Securities Held-to-Maturity** | | | | |
| Obligations of states and political subdivisions | $ 10,294 | $ 79 | $ — | $ 10,373 |
| U.S. Government agencies' asset-backed securities | 418,056 | 5,035 | 29 | 423,062 |
| **Total** | $ 428,350 | $ 5,114 | $ 29 | $ 433,435 |

The following table provides detail on investment securities with unrealized losses aggregated by investment category and length of time the individual securities have been in a continuous loss position at December 31, 2008:

| | Less than 12 Months | | 12 Months or Longer | | Total | |
|---|---|---|---|---|---|---|
| (In thousands) | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| 2008: | | | | | | |
| **Securities Available-for-Sale** | | | | | | |
| Obligations of states and political subdivisions | $1,135 | $ 1 | $ 278 | $ 32 | $ 1,413 | $ 33 |
| U.S. Government agencies' asset-backed securities | 703 | 6 | 6,850 | 223 | 7,553 | 229 |
| Other equity securities | 17 | 14 | 314 | 92 | 331 | 106 |
| Total | $1,855 | $21 | $ 7,442 | $347 | $ 9,297 | $368 |
| 2008: | | | | | | |
| **Securities Held-to-Maturity** | | | | | | |
| U.S. Government agencies' asset-backed securities | $ 156 | $ 1 | $42,863 | $ 28 | $43,019 | $ 29 |

The amortized cost and estimated fair value of investments in debt securities at December 31, 2009, are shown in the following table by contractual maturity or the expected call date, except for asset-backed securities, which are shown as a single total, due to the unpredictability of the timing in principal repayments.

| (In thousands) | Amortized Cost | Estimated Fair Value |
|---|---|---|
| **Securities Available-for-Sale** | | |
| U.S. Treasury and agencies' notes: | | |
| Due within one year | $ 90,000 | $ 90,389 |
| Due five through ten years* | 259,899 | 257,206 |
| **Total** | $349,899 | $347,595 |
| Obligations of states and political subdivisions: | | |
| Due within one year | $ 10,280 | $ 10,519 |
| Due one through five years | 4,599 | 4,853 |
| Due over ten years | 310 | 295 |
| **Total** | $ 15,189 | $ 15,667 |
| U.S. Government agencies' asset-backed securities: | | |
| **Total** | $875,331 | $922,903 |

| (In thousands) | Amortized Cost | Estimated Fair Value |
|---|---|---|
| **Securities Held-to-Maturity** | | |
| Obligations of states and political subdivisions: Due within one year | | |
| **Total** | **$ 4,456** | **$ 4,481** |
| U.S. Government agencies' asset-backed securities: | | |
| **Total** | **$502,458** | **$518,969** |

*Includes callable notes with call dates of 3 months to two years. Management's current expectation is that these securities could extend to the maturity date, although this expectation could change depending on future changes in the interest rate environment.

Investment securities having a book value of $1,720 million and $1,751 million at December 31, 2009 and 2008, respectively, were pledged to collateralize government and trust department deposits in accordance with federal and state requirements and to secure repurchase agreements sold, and as collateral for Federal Home Loan Bank (FHLB) advance borrowings.

At December 31, 2009, $952 million was pledged for government and trust department deposits, $658 million was pledged to secure repurchase agreements and $110 million was pledged as collateral for FHLB advance borrowings. At December 31, 2008, $939 million was pledged for government and trust department deposits, $664 million was pledged to secure repurchase agreements and $148 million was pledged as collateral for FHLB advance borrowings.

At December 31, 2009, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders' equity.

During 2009, Park realized a pre-tax gain of $7.3 million from the sale of $204.3 million of U.S. Government Agency mortgage-backed securities. The book yield on the sold securities was 4.70%. The proceeds from the sale of these investment securities were generally reinvested in U.S. Government Agency issued callable notes. The tax expense related to the net securities gains was $2.57 million for 2009.

During 2008, Park sold $140 million of U.S. Government Agency securities, realizing a pre-tax gain of $1.1 million. These securities were callable during 2008 and were sold with a give up yield of approximately 3.63%. The proceeds from the sale of these investment securities were generally reinvested in U.S. Government Agency 15-year mortgage-backed securities. The tax expense related to the net securities gains was $390 thousand for 2008. No gross losses were realized in 2009 or 2008.

## 5. LOANS

The composition of the loan portfolio is as follows:

| December 31 (In thousands) | 2009 | 2008 |
|---|---|---|
| Commercial, financial and agricultural | **$ 751,277** | $ 714,296 |
| Real estate: | | |
| Construction | **495,518** | 533,788 |
| Residential | **1,555,390** | 1,560,198 |
| Commercial | **1,130,672** | 1,035,725 |
| Consumer, net | **704,430** | 643,507 |
| Leases, net | **3,145** | 3,823 |
| **Total loans** | **$4,640,432** | $4,491,337 |

Loans are shown net of deferred origination fees, costs and unearned income of $6.3 million at December 31, 2009 and $6.0 million at December 31, 2008.

Overdrawn deposit accounts of $3.3 million and $3.6 million have been reclassified to loans at December 31, 2009 and 2008, respectively.

Under the Corporation's credit policies and practices, all nonaccrual and restructured commercial, financial, agricultural, construction and commercial real estate loans meet the definition of impaired loans. Additionally, certain consumer loans, residential real estate loans, and lease financing receivables are classified as nonaccrual and are thus included within total nonperforming loans. The majority of the loans deemed impaired were evaluated using the fair value of the collateral as the measurement method.

Nonperforming loans are summarized as follows:

| December 31 (In thousands) | 2009 | 2008 |
|---|---|---|
| Impaired loans: | | |
| Nonaccrual | **$201,001** | $138,498 |
| Restructured | **142** | 2,845 |
| Total impaired loans | **201,143** | 141,343 |
| Other nonaccrual loans | **32,543** | 21,014 |
| **Total nonaccrual and restructured loans** | **$233,686** | $162,357 |
| Loans past due 90 days or more and accruing | **14,773** | 5,421 |
| **Total nonperforming loans** | **$248,459** | $167,778 |

Management's general practice is to proactively charge down impaired loans to the fair value of the underlying collateral. The allowance for loan losses includes specific reserves related to impaired loans at December 31, 2009 and 2008, of $36.7 million and $8.9 million, respectively, related to loans with principal balances of $123.7 million and $64.5 million. The increase in specific reserves in 2009 is primarily related to commercial land and development (CL&D) loans at Vision Bank. The collateral values related to these loans have declined significantly in the current market environment. Management believes it is appropriate to specifically reserve for these declines and continue to evaluate charge-offs in the future as the outcome with respect to the CL&D loans becomes more apparent. In April 2009, Park engaged a third-party specialist to assist in the resolution of impaired loans at Vision Bank. Management is pleased with the success this third-party specialist experienced in the second half of 2009, as they have helped maximize the value of the impaired loans at Vision Bank.

The average balance of impaired loans was $184.7 million, $130.6 million and $51.1 million for 2009, 2008 and 2007, respectively.

Interest income on impaired loans is recognized on a cash basis after all past due and current principal payments have been made. For the year ended December 31, 2009, the Corporation recognized a net reversal to interest income of $1.3 million, consisting of $1.8 million in interest recognized at PNB and $3.1 million in interest reversed at Vision, on loans that were impaired as of the end of the year. For the year ended December 31, 2008, the Corporation recognized $0.9 million in interest income, consisting of $2.8 million in interest recognized at PNB and $1.9 million in interest reversed at Vision. For the year ended December 31, 2007, the Corporation recognized $0.4 million in interest income, consisting of $1.3 million in interest recognized at PNB and $0.9 million in interest reversed at Vision.

Management transfers ownership of a loan to other real estate owned at the time that Park takes the title of the asset. At December 31, 2009 and 2008, Park had $41.2 million and $25.8 million, respectively, of other real estate owned. Other real estate owned at Vision Bank has increased from $19.7 million at December 31, 2008 to $35.2 million at December 31, 2009.

Certain of the Corporation's executive officers and directors are loan customers of the Corporation's two banking subsidiaries. As of December 31, 2009 and 2008, loans and lines of credit aggregating approximately $56.8 million and $59.1 million, respectively, were outstanding to such parties. During 2009, $27.9 million of new loans were made to these executive officers and directors and repayments totaled $9.5 million. New loans and repayments for 2008 were $17.4 million and $3.4 million, respectively. Additionally, during 2009, $20.8 million in loans were removed from the aggregate amount reported due to the resignation of certain directors.

## 6. ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses is summarized as follows:

| (In thousands) | 2009 | 2008 | 2007 |
|---|---|---|---|
| Balance, January 1 | **$100,088** | $ 87,102 | $ 70,500 |
| Allowance for loan losses of acquired banks | — | — | 9,334 |
| Provision for loan losses | **68,821** | 70,487 | 29,476 |
| Losses charged to the reserve | **(59,022)** | (62,916) | (27,776) |
| Recoveries | **6,830** | 5,415 | 5,568 |
| **Balance, December 31** | **$116,717** | $100,088 | $ 87,102 |

The composition of the allowance for loan losses at December 31, 2009 and 2008 were as follows:

| December 31, 2009 (In thousands) | Outstanding Loan Balance | Allowance for Loan Losses |
|---|---|---|
| Performing loans and statistical allocation | **$4,439,289** | **$ 79,996** |
| Impaired loans and specific allocation | **201,143** | **36,721** |
| **Total loans and allowance for loan losses** | **$4,640,432** | **$116,717** |
| **Allowance as a percentage of total loans** | | **2.52%** |
| **December 31, 2008 (In thousands)** | **Outstanding Loan Balance** | **Allowance for Loan Losses** |
| Performing loans and statistical allocation | $4,348,395 | $ 91,213 |
| Impaired loans and specific allocation | 142,942 | 8,875 |
| **Total loans and allowance for loan losses** | $4,491,337 | $100,088 |
| **Allowance as a percentage of total loans** | | 2.23% |

Performing loan balances above include all performing loans at December 31, 2009 and 2008, as well as nonperforming consumer loans. Nonperforming consumer loans are not typically evaluated for impairment, but receive a portion of the statistical allocation of the allowance for loan losses. Impaired loan balances above include all impaired commercial loans at December 31, 2009 and 2008, which are evaluated for impairment in accordance with GAAP (see Note 1 of these Notes to Consolidated Financial Statements).

Included in performing loans at December 31, 2008 was $67.2 million of CL&D loans at Vision Bank that became impaired during 2009. Park recorded charge-offs of $6.8 million in 2009 related to these CL&D loans that became impaired during 2009. Additionally, at December 31, 2009, Park had established a specific allocation of $19.0 million for those CL&D loans that became impaired during 2009. The performing CL&D loans were $132.8 million, $191.7 million and $260.2 million at December 31, 2009, 2008 and 2007, respectively. Generally, Park discontinued origination of new CL&D loans during 2008. Given the run-off nature of the CL&D loan portfolio, management believes the risk of loss and uncertainty within this portfolio declined during 2009.

As a result of the changes in the loan portfolio discussed above, along with management's utilization of historical loss rates that are comparative to the current period being analyzed, management believes the $11.2 million reduction in the statistical allocation from $91.2 million at December 31, 2008 to $80.0 million at December 31, 2009, is appropriate.

## 7. PREMISES AND EQUIPMENT

The major categories of premises and equipment and accumulated depreciation are summarized as follows:

| December 31 (In thousands) | 2009 | 2008 |
|---|---|---|
| Land | **$ 23,257** | $ 21,799 |
| Buildings | **75,583** | 74,106 |
| Equipment, furniture and fixtures | **56,822** | 52,574 |
| Leasehold improvements | **6,080** | 5,553 |
| **Total** | **$161,742** | 154,032 |
| Less accumulated depreciation and amortization | **(92,651)** | (85,479) |
| **Premises and equipment, net** | **$ 69,091** | $ 68,553 |

Depreciation and amortization expense amounted to $7.5 million, $7.5 million and $6.5 million for the three years ended December 31, 2009, 2008 and 2007, respectively.

The Corporation and its subsidiaries lease certain premises and equipment accounted for as operating leases. The following is a schedule of the future minimum rental payments required for the next five years under such leases with initial terms in excess of one year:

| (In thousands) | |
|---|---|
| 2010 | $1,903 |
| 2011 | 1,636 |
| 2012 | 1,064 |
| 2013 | 971 |
| 2014 | 875 |
| Thereafter | 2,278 |
| **Total** | **$8,727** |

Rent expense was $2.8 million, $2.8 million and $2.7 million, for the three years ended December 31, 2009, 2008 and 2007, respectively.

## 8. DEPOSITS

At December 31, 2009 and 2008, noninterest bearing and interest bearing deposits were as follows:

| December 31 (In thousands) | 2009 | 2008 |
|---|---|---|
| Noninterest bearing | **$ 897,243** | $ 782,625 |
| Interest bearing | **4,290,809** | 3,979,125 |
| **Total** | **$5,188,052** | $4,761,750 |

At December 31, 2009, the maturities of time deposits were as follows:

| (In thousands) | |
|---|---|
| 2010 | $1,657,922 |
| 2011 | 313,051 |
| 2012 | 142,326 |
| 2013 | 48,719 |
| 2014 | 58,072 |
| After 5 years | 2,447 |
| **Total** | **$2,222,537** |

Maturities of time deposits of $100,000 and over as of December 31, 2009 were:

| December 31 (In thousands) | |
|---|---|
| 3 months or less | $ 338,152 |
| Over 3 months through 6 months | 255,585 |
| Over 6 months through 12 months | 252,494 |
| Over 12 months | 182,814 |
| **Total** | **$1,029,045** |

At December 31, 2009, Park had approximately $27.7 million of deposits received from executive officers, directors, and their related interests.

## 9. SHORT-TERM BORROWINGS

Short-term borrowings were as follows:

| December 31 (In thousands) | 2009 | 2008 |
|---|---|---|
| Securities sold under agreements to repurchase and federal funds purchased | **$294,219** | $284,196 |
| Federal Home Loan Bank advances | **30,000** | 375,000 |
| **Total short-term borrowings** | **$324,219** | $659,196 |

The outstanding balances for all short-term borrowings as of December 31, 2009, 2008 and 2007 and the weighted-average interest rates as of and paid during each of the years then ended were as follows:

| (In thousands) | Repurchase Agreements and Federal Funds Purchased | Federal Home Loan Bank Advances | Demand Notes Due U.S. Treasury and Other |
|---|---|---|---|
| **2009:** | | | |
| **Ending balance** | **$294,219** | **$ 30,000** | **$ —** |
| **Highest month-end balance** | **303,972** | **442,000** | **—** |
| **Average daily balance** | **281,941** | **137,792** | **—** |
| **Weighted-average interest rate:** | | | |
| **As of year-end** | **0.49%** | **0.49%** | **—** |
| **Paid during the year** | **0.82%** | **0.66%** | **—** |
| 2008: | | | |
| Ending balance | $284,196 | $375,000 | $ — |
| Highest month-end balance | 294,226 | 572,000 | 30,414 |
| Average daily balance | 256,877 | 336,561 | 12,008 |
| Weighted-average interest rate: | | | |
| As of year-end | 1.12% | 0.71% | 0.00% |
| Paid during the year | 1.81% | 2.80% | 3.43% |
| 2007: | | | |
| Ending balance | $253,289 | $502,000 | $4,029 |
| Highest month-end balance | 259,065 | 502,000 | 8,058 |
| Average daily balance | 230,651 | 260,140 | 3,369 |
| Weighted-average interest rate: | | | |
| As of year-end | 3.27% | 4.42% | 3.59% |
| Paid during the year | 3.67% | 5.19% | 4.78% |

At December 31, 2009, 2008 and 2007, Federal Home Loan Bank (FHLB) advances were collateralized by investment securities owned by the Corporation's subsidiary banks and by various loans pledged under a blanket agreement by the Corporation's subsidiary banks.

See Note 4 of these Notes to Consolidated Financial Statements for the amount of investment securities that are pledged. At December 31, 2009, $1,959 million of commercial real estate and residential mortgage loans were pledged under a blanket agreement to the FHLB by Park's subsidiary banks. At December 31, 2008, $1,992 million of commercial real estate and residential mortgage loans were pledged under a blanket agreement to the FHLB by Park's subsidiary banks.

Note 4 states that $658 million and $664 million of securities were pledged to secure repurchase agreements as of December 31, 2009 and 2008, respectively. Park's repurchase agreements in short-term borrowings consist of customer accounts and securities which are pledged on an individual security basis. Park's repurchase agreements with a third-party financial institution are classified in long-term debt. See Note 10 of these Notes to Consolidated Financial Statements.

## 10. LONG-TERM DEBT

Long-term debt is listed below:

| December 31 | 2009 | | 2008 | |
|---|---|---|---|---|
| (In thousands) | Outstanding Balance | Average Rate | Outstanding Balance | Average Rate |
| **Total Federal Home Loan Bank advances by year of maturity:** | | | | |
| 2009 | $ — | — | $ 6,208 | 3.79% |
| 2010 | 17,560 | 5.68% | 217,442 | 1.09% |
| 2011 | 16,460 | 1.99% | 1,442 | 4.00% |
| 2012 | 15,500 | 2.09% | 488 | 3.87% |
| 2013 | 500 | 4.03% | 485 | 4.03% |
| 2014 | 500 | 4.23% | 485 | 4.23% |
| Thereafter | 302,371 | 3.02% | 302,464 | 3.02% |
| **Total** | **$352,891** | **3.05%** | $529,014 | 2.24% |
| **Total broker repurchase agreements by year of maturity:** | | | | |
| 2009 | $ — | — | $ 25,000 | 3.79% |
| After 2014 | 300,000 | 4.04% | 300,000 | 4.04% |
| **Total** | **$300,000** | **4.04%** | $325,000 | 4.02% |

| December 31 | 2009 | | 2008 | |
|---|---|---|---|---|
| (In thousands) | Outstanding Balance | Average Rate | Outstanding Balance | Average Rate |
| **Other borrowings by year of maturity:** | | | | |
| 2009 | $ — | — | $ 54 | 7.97% |
| 2010 | 59 | 7.97% | 59 | 7.97% |
| 2011 | 63 | 7.97% | 63 | 7.97% |
| 2012 | 69 | 7.97% | 69 | 7.97% |
| 2013 | 74 | 7.97% | 74 | 7.97% |
| 2014 | 81 | 7.97% | 81 | 7.97% |
| Thereafter | 1,144 | 7.97% | 1,144 | 7.97% |
| **Total** | **$ 1,490** | **7.97%** | $ 1,544 | 7.97% |
| **Total combined long-term debt by year of maturity:** | | | | |
| 2009 | $ — | — | $31,262 | 3.80% |
| 2010 | 17,619 | 5.69% | 217,501 | 1.09% |
| 2011 | 16,523 | 2.01% | 1,505 | 4.17% |
| 2012 | 15,569 | 2.12% | 557 | 4.38% |
| 2013 | 574 | 4.54% | 559 | 4.55% |
| 2014 | 581 | 4.75% | 566 | 4.77% |
| Thereafter | 603,515 | 3.54% | 603,608 | 3.54% |
| **Total** | **$654,381** | **3.52%** | $855,558 | 2.93% |

Other borrowings consist of a capital lease obligation of $1.5 million, pertaining to an arrangement that was part of the acquisition of Vision on March 9, 2007 and its associated minimum lease payments.

Park had approximately $603.5 million of long-term debt at December 31, 2009 with a contractual maturity longer than five years. However, approximately $600 million of this debt is callable by the issuer in 2010.

At December 31, 2009 and 2008, Federal Home Loan Bank (FHLB) advances were collateralized by investment securities owned by the Corporation's subsidiary banks and by various loans pledged under a blanket agreement by the Corporation's subsidiary banks.

See Note 4 of these Notes to Consolidated Financial Statements for the amount of investment securities that are pledged. See Note 9 of these Notes to Consolidated Financial Statements for the amount of commercial real estate and residential mortgage loans that are pledged to the FHLB.

## 11. SUBORDINATED DEBENTURES

As part of the acquisition of Vision on March 9, 2007, Park became the successor to Vision under (i) the Amended and Restated Trust Agreement of Vision Bancshares Trust I (the "Trust"), dated as of December 5, 2005, (ii) the Junior Subordinated Indenture, dated as of December 5, 2005, and (iii) the Guarantee Agreement, also dated as of December 5, 2005.

On December 1, 2005, Vision formed a wholly-owned Delaware statutory business trust, Vision Bancshares Trust I ("Trust I"), which issued $15.0 million of the Trust's floating rate preferred securities (the "Trust Preferred Securities") to institutional investors. These Trust Preferred Securities qualify as Tier I capital under Federal Reserve Board guidelines. All of the common securities of Trust I are owned by Park. The proceeds from the issuance of the common securities and the Trust Preferred Securities were used by Trust I to purchase $15.5 million of junior subordinated notes, which carry a floating rate based on a three-month LIBOR plus 148 basis points. The debentures represent the sole asset of Trust I. The Trust Preferred Securities accrue and pay distributions at a floating rate of three-month LIBOR plus 148 basis points per annum. The Trust Preferred Securities are mandatorily redeemable upon maturity of the notes in December 2035, or upon earlier redemption as provided in the notes. Park has the right to redeem the notes purchased by Trust I in whole or in part, on or after December 30, 2010. As specified in the indenture, if the notes are redeemed prior to maturity, the redemption price will be the principal amount, plus any unpaid accrued interest.

In accordance with GAAP, Trust I is not consolidated with Park's financial statements, but rather the subordinated notes are reflected as a liability.

On December 28, 2007, one of Park's wholly-owned subsidiary banks, The Park National Bank ("PNB"), entered into a Subordinated Debenture Purchase Agreement with USB Capital Funding Corp. Under the terms of the Purchase Agreement, USB Capital Funding Corp. purchased from PNB a Subordinated Debenture dated December 28, 2007, in the principal amount of $25 million, which matures on December 29, 2017. The Subordinated Debenture is intended to qualify as Tier 2 capital under the applicable regulations of the Office of the Comptroller of the Currency of the United States of America (the "OCC"). The Subordinated Debenture accrues and pays interest at a floating rate of three-month LIBOR plus 200 basis points. The Subordinated Debenture may not be prepaid in any amount prior to December 28, 2012; however, subsequent to this date, PNB may prepay, without penalty, all or a portion of the principal amount outstanding in a minimum amount of $5 million or any larger multiple of $5 million. The three-month LIBOR rate was 0.25% at December 31, 2009. On January 2, 2008, Park entered into an interest rate swap transaction, which was designated as a cash flow hedge against the variability of cash flows related to the Subordinated Debenture of $25 million (see Note 19 of these Notes to Consolidated Financial Statements).

On December 23, 2009, Park entered into a Note Purchase Agreement, dated December 23, 2009, with 38 purchasers (the "Purchasers"). Under the terms of the Note Purchase Agreement, the Purchasers purchased from Park an aggregate principal amount of $35.25 million of 10% Subordinated Notes due December 23, 2019 (the "Notes"). The Notes are intended to qualify as Tier 2 Capital under applicable rules and regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). The Notes may not be prepaid in any amount prior to December 23, 2014, however, subsequent to this date, Park may prepay, without penalty, all or a portion of the principal amount outstanding. Of the $35.25 million in Subordinated Notes, $14.05 million were purchased by related parties.

## 12. STOCK OPTION PLANS

The Park National Corporation 2005 Incentive Stock Option Plan (the "2005 Plan") was adopted by the Board of Directors of Park on January 18, 2005, and was approved by the shareholders at the Annual Meeting of Shareholders on April 18, 2005. Under the 2005 Plan, 1,500,000 common shares are authorized for delivery upon the exercise of incentive stock options. All of the common shares delivered upon the exercise of incentive stock options granted under the 2005 Plan are to be treasury shares. At December 31, 2009, 1,245,130 common shares were available for future grants under the 2005 Plan. Under the terms of the 2005 Plan, incentive stock options may be granted at a price not less than the fair market value at the date of the grant, and for an option term of up to five years. No additional incentive stock options may be granted under the 2005 Plan after January 17, 2015.

The Park National Corporation 1995 Incentive Stock Option Plan (the "1995 Plan") was adopted April 17, 1995 and amended April 20, 1998 and April 16, 2001. Pursuant to the terms of the 1995 Plan, all of the common shares delivered upon exercise of incentive stock options were to be treasury shares. No further incentive stock options may be granted under the 1995 Plan.

The fair value of each incentive stock option granted is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of Park's common stock. The Corporation uses historical data to estimate option exercise behavior. The expected term of incentive stock options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the incentive stock options is based on the U.S. Treasury yield curve in effect at the time of the grant.

The fair value of incentive stock options granted was determined using the following weighted-average assumptions as of the grant date. Park did not grant any options in 2009 or 2008.

| | **2009** | 2008 | 2007 |
|---|---|---|---|
| Risk-free interest rate | — | — | 3.99% |
| Expected term (years) | — | — | 5.0 |
| Expected stock price volatility | — | — | 19.5% |
| Dividend yield | — | — | 4.00% |

The activity in Park's stock option plan is listed in the following table for 2009:

| | **Number** | **Weighted Average Exercise Price per Share** |
|---|---|---|
| January 1, 2009 | 452,419 | $102.33 |
| Granted | — | — |
| Exercised | — | — |
| Forfeited/Expired | 197,527 | 108.19 |
| **December 31, 2009** | **254,892** | **$ 97.78** |
| Exercisable at year end | | 254,892 |
| Weighted-average remaining contractual life | | 1.25 years |
| Aggregate intrinsic value | | $0 |

Information related to Park's stock option plans for the past three years is listed in the following table for 2009:

| **(In thousands)** | **2009** | 2008 | 2007 |
|---|---|---|---|
| Intrinsic value of options exercised | **$—** | $— | $ 47 |
| Cash received from option exercises | — | — | 296 |
| Tax benefit realized from option exercises | — | — | — |
| Weighted-average fair value of options granted per share | **$—** | $— | $9.92 |

Total compensation cost that has been charged against income pertaining to the above plans was $893,000 for 2007. No expense was recognized for 2009 or 2008. The 90,000 options granted in 2007 vested immediately upon grant.

## 13. BENEFIT PLANS

The Corporation has a noncontributory Defined Benefit Pension Plan (the "Pension Plan") covering substantially all of the employees of the Corporation and its subsidiaries. The plan provides benefits based on an employee's years of service and compensation.

The Corporation's funding policy is to contribute annually an amount that can be deducted for federal income tax purposes using a different actuarial cost method and different assumptions from those used for financial reporting purposes. Management did not make a contribution to the Pension Plan in 2008; however, management made a $20 million contribution in January 2009, which was deductible on the 2008 tax return and as such is reflected as part of the deferred tax liabilities at December 31, 2008. In addition, management made a $10 million contribution in November 2009, which will be deductible on the 2009 tax return and as such is reflected as part of deferred tax liabilities at December 31, 2009. See Note 14 of these Notes to Consolidated Financial Statements. Park does not expect to make any contributions to the Pension Plan in 2010.

Using an accrual measurement date of December 31, 2009 and 2008, plan assets and benefit obligation activity for the Pension Plan are listed below:

| **(In thousands)** | **2009** | 2008 |
|---|---|---|
| **Change in fair value of plan assets** | | |
| Fair value at beginning of measurement period | **$38,506** | $ 60,116 |
| Actual return on plan assets | **11,689** | (16,863) |
| Company contributions | **30,000** | 0 |
| Benefits paid | **(4,380)** | (4,747) |
| **Fair value at end of measurement period** | **$75,815** | $ 38,506 |

| (In thousands) | 2009 | 2008 |
|---|---|---|
| **Change in benefit obligation** | | |
| Projected benefit obligation at beginning of measurement period | **$57,804** | $ 51,914 |
| Service cost | **3,813** | 4,313 |
| Interest cost | **3,432** | 3,946 |
| Actuarial (gain) or loss | **(327)** | 2,378 |
| Benefits paid | **(4,380)** | (4,747) |
| **Projected benefit obligation at the end of measurement period** | **$60,342** | $ 57,804 |
| **Funded status at end of year (assets less benefit obligation)** | **$15,473** | $(19,298) |

The asset allocation for the Pension Plan as of the measurement date, by asset category, is as follows:

| | | Percentage of Plan Assets | |
|---|---|---|---|
| **Asset Category** | **Target Allocation** | **2009** | 2008 |
| Equity securities | 50% – 100% | **83%** | 79% |
| Fixed income and cash equivalents | remaining balance | **17%** | 21% |
| **Total** | — | **100%** | 100% |

The investment policy, as established by the Retirement Plan Committee, is to invest assets per the target allocation stated above. Assets will be reallocated periodically based on the investment strategy of the Retirement Plan Committee. The investment policy is reviewed periodically.

The expected long-term rate of return on plan assets was 7.75% in 2009 and 2008. This return was based on the expected return of each of the asset categories, weighted based on the median of the target allocation for each class.

The accumulated benefit obligation for the Pension Plan was $52.6 million and $49.5 million at December 31, 2009 and 2008, respectively.

On November 17, 2009, the Park Pension Plan completed the purchase of 115,800 common shares of Park for $7.0 million or $60.45 per share. At December 31, 2009, the fair value of the 115,800 shares held by the plan was $6.8 million, or $58.88 per share.

The weighted average assumptions used to determine benefit obligations at December 31, 2009 and December 31, 2008 were as follows:

| | 2009 | 2008 |
|---|---|---|
| Discount rate | **6.00%** | 6.00% |
| Rate of compensation increase | **3.00%** | 3.00% |

The estimated future pension benefit payments reflecting expected future service for the next ten years are shown below in thousands:

| | |
|---|---|
| 2010 | $ 1,252 |
| 2011 | 1,500 |
| 2012 | 1,884 |
| 2013 | 2,280 |
| 2014 | 2,694 |
| 2015 – 2019 | 20,538 |
| **Total** | **$30,148** |

The following table shows ending balances of accumulated other comprehensive income (loss) at December 31, 2009 and 2008.

| (In thousands) | 2009 | 2008 |
|---|---|---|
| Prior service cost | **$ (115)** | $ (149) |
| Net actuarial loss | **(20,654)** | (30,286) |
| Total | **(20,769)** | (30,435) |
| Deferred taxes | **7,269** | 10,652 |
| Accumulated other comprehensive (loss) | **$(13,500)** | $(19,783) |

Using an actuarial measurement date of December 31 for 2009 and 2008 and September 30 for 2007, components of net periodic benefit cost and other amounts recognized in other comprehensive income were as follows:

| (In thousands) | 2009 | 2008 | 2007 |
|---|---|---|---|
| **Components of net periodic benefit cost and other amounts recognized in Other Comprehensive Income** | | | |
| Service cost | **$ (3,813)** | $ (3,451) | $ (3,238) |
| Interest cost | **(3,432)** | (3,157) | (3,104) |
| Expected return on plan assets | **4,487** | 4,608 | 4,263 |
| Amortization of prior service cost | **(34)** | (34) | (34) |
| Recognized net actuarial loss | **(2,041)** | — | (551) |
| **Net periodic benefit cost** | **$ (4,833)** | $ (2,034) | $ (2,664) |
| Change to net actuarial gain/(loss) for the period | **$ 7,591** | $(25,000) | $ 4,440 |
| Amortization of prior service cost | **34** | 42 | 34 |
| Amortization of net loss | **2,041** | — | 551 |
| **Total recognized in other comprehensive income/(loss)** | **9,666** | (24,958) | 5,025 |
| **Total recognized in net benefit cost and other comprehensive income/(loss)** | **$ 4,833** | $(26,992) | $ 2,361 |

The estimated prior service costs for the Pension Plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $22 thousand. The estimated net actuarial (loss) expected to be recognized in the next fiscal year is $(1.1) million.

The weighted average assumptions used to determine net periodic benefit cost for the years ended December 31, 2009 and 2008, are listed below:

| | 2009 | 2008 |
|---|---|---|
| Discount rate | **6.00%** | 6.25% |
| Rate of compensation increase | **3.00%** | 3.00% |
| Expected long-term return on plan assets | **7.75%** | 7.75% |

Management believes the 7.75% expected long-term rate of return is an appropriate assumption given historical performance of the S&P 500 Index, which management believes is a good indicator of future performance of Pension Plan assets.

The Pension Plan maintains cash in a Park National Bank savings account, with a balance of $1.96 million at December 31, 2009.

GAAP defines fair value as the price that would be received by Park for an asset or paid by Park to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date, using the most advantageous market for the asset or liability. The fair values of equity securities, consisting of mutual fund investments and common stock held by the Pension Plan and the fixed income and cash equivalents, are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs). The market value of Pension Plan assets at December 31, 2009 was $75.8 million. At December 31, 2009, $63.0 million of investments in the Pension Plan are categorized as Level 1 inputs; $12.8 million of plan investments in corporate and U.S. government agency bonds are categorized as Level 2 inputs, as fair value is based on quoted market prices of comparable instruments; and no investments are categorized as Level 3 inputs.

The Corporation has a voluntary salary deferral plan covering substantially all of the employees of the Corporation and its subsidiaries. Eligible employees may contribute a portion of their compensation subject to a maximum statutory limitation. The Corporation provides a matching contribution established annually by the Corporation. Contribution expense for the Corporation was $1.5 million, $2.0 million and $1.9 million for 2009, 2008 and 2007, respectively.

The Corporation has a Supplemental Executive Retirement Plan (SERP) covering certain key officers of the Corporation and its subsidiaries with defined pension benefits in excess of limits imposed by federal tax law. At December 31, 2009 and 2008, the accrued benefit cost for the SERP totaled $7.4 million and $7.6 million, respectively. The expense for the Corporation was $0.5 million, $0.6 million and $0.7 million for 2009, 2008, and 2007, respectively.

## 14. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Corporation's deferred tax assets and liabilities are as follows:

| December 31 (in thousands) | 2009 | 2008 |
|---|---|---|
| **Deferred tax assets:** | | |
| Allowance for loan losses | **$42,236** | $35,929 |
| Accumulated other comprehensive loss – interest rate swap | **519** | 678 |
| Accumulated other comprehensive loss – pension plan | **7,269** | 10,652 |
| Intangible assets | **2,756** | 3,357 |
| Deferred compensation | **4,348** | 4,539 |
| OREO devaluations | **2,380** | 18 |
| State net operating loss carryforwards | **1,725** | 1,071 |
| Other | **5,273** | 4,604 |
| **Total deferred tax assets** | **$66,506** | $60,848 |
| **Deferred tax liabilities:** | | |
| Accumulated other comprehensive income – unrealized gains on securities | **$16,221** | $17,036 |
| Deferred investment income | **10,201** | 11,168 |
| Pension plan | **12,664** | 10,875 |
| Mortgage servicing rights | **3,773** | 2,907 |
| Purchase accounting adjustments | **3,228** | 4,493 |
| Other | **1,285** | 1,440 |
| **Total deferred tax liabilities** | **$47,372** | $47,919 |
| **Net deferred tax assets** | **$19,134** | $12,929 |

Park has determined that it is not required to establish a valuation allowance against deferred tax assets in accordance with GAAP since it is more likely than not that the deferred tax assets will be fully realized in future periods.

The components of the provision for federal and state income taxes are shown below:

| December 31 (in thousands) | 2009 | 2008 | 2007 |
|---|---|---|---|
| **Currently payable** | | | |
| Federal | **$32,148** | $23,645 | $37,692 |
| State | **(273)** | (44) | 117 |
| **Deferred** | | | |
| Federal | **(6,745)** | 697 | (7,269) |
| State | **(2,187)** | (2,287) | (570) |
| **Total** | **$22,943** | $22,011 | $29,970 |

The following is a reconciliation of federal income tax expense to the amount computed at the statutory rate of 35% for the years ended December 31, 2009, 2008 and 2007.

| December 31 | 2009 | 2008 | 2007 |
|---|---|---|---|
| Statutory federal corporate tax rate | **35.0%** | 35.0% | 35.0% |
| Changes in rates resulting from: | | | |
| Tax-exempt interest income, net of disallowed interest | **(1.3)%** | (3.5)% | (2.6)% |
| Bank owned life insurance | **(1.8)%** | (5.0)% | (2.8)% |
| Tax credits (low income housing) | **(4.8)%** | (11.7)% | (7.5)% |
| Goodwill impairment | **—** | 50.7% | 35.9% |
| State income tax expense, net of federal benefit | **(1.6)%** | (4.2)% | (.6)% |
| Other | **(1.9)%** | .3% | (.5)% |
| **Effective tax rate** | **23.6%** | 61.6% | 56.9% |

Park and its Ohio-based subsidiaries do not pay state income tax to the state of Ohio, but pay a franchise tax based on their year-end equity. The franchise tax expense is included in the state tax expense and is shown in "state taxes" on Park's Consolidated Statements of Income. Vision Bank is subject to state income tax, in the states of Alabama and Florida. State income tax benefit for Vision Bank is included in "income taxes" on Park's Consolidated Statements of Income. Vision Bank's 2009 state income tax benefit was $2.46 million.

### Unrecognized Tax Benefits

The following is a reconciliation of the beginning and ending amount of unrecognized tax benefits.

| (In thousands) | 2009 | 2008 | 2007 |
|---|---|---|---|
| **January 1 Balance** | **$783** | $828 | $713 |
| Additions based on tax positions related to the current year | **64** | 102 | 250 |
| Additions for tax positions of prior years | **—** | 18 | 17 |
| Reductions for tax positions of prior years | **(189)** | (15) | (24) |
| Reductions due to the statute of limitations | **(63)** | (150) | (128) |
| **December 31 Balance** | **$595** | $783 | $828 |

The amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in the future periods at December 31, 2009, 2008 and 2007 was $504,000, $704,000 and $711,000, respectively. Park does not expect the total amount of unrecognized tax benefits to significantly increase or decrease during the next year.

The (income)/expense related to interest and penalties recorded in the Consolidated Statements of Income for the years ended December 31, 2009, 2008 and 2007 was $(18,000), $16,000 and $(3,000), respectively. The amount accrued for interest and penalties at December 31, 2009, 2008 and 2007 was $71,000, $89,000 and $73,000, respectively.

Park and its subsidiaries are subject to U.S. federal income tax. Some of Park's subsidiaries are subject to state income tax in the following states: Alabama, Florida, California, Kentucky, New Jersey and Pennsylvania. Park is no longer subject to examination by federal or state taxing authorities for the tax year 2005 and the years prior.

The 2006 and 2007 federal income tax returns of Vision Bancshares, Inc. are currently under examination by the Internal Revenue Service. A preliminary settlement has been agreed upon and is awaiting final approval by the Service. All tax and interest relating to the examination has been accrued under ASC 740-10, unrecognized tax benefits.

## 15. OTHER COMPREHENSIVE INCOME (LOSS)

Other comprehensive income (loss) components and related taxes are shown in the following table for the years ended December 31, 2009, 2008 and 2007.

| Year ended December 31 (In thousands) | Before-Tax Amount | Tax Expense | Net-of-Tax Amount |
|---|---|---|---|
| **2009:** | | | |
| Unrealized gains on available-for-sale securities | **$ 5,012** | **$ 1,754** | **$ 3,258** |
| Reclassification adjustment for gains realized in net income | **(7,340)** | **(2,569)** | **(4,771)** |
| Unrealized net holding gain on cash flow hedge | **454** | **159** | **295** |
| Changes in pension plan assets and benefit obligations recognized in Other Comprehensive Income | **9,666** | **3,383** | **6,283** |
| **Other comprehensive income** | **$ 7,792** | **$ 2,727** | **$ 5,065** |
| 2008: | | | |
| Unrealized gains on available-for-sale securities | $ 48,324 | $16,913 | $ 31,411 |
| Reclassification adjustment for gains realized in net income | (1,115) | (390) | (725) |
| Unrealized net holding loss on cash flow hedge | (1,937) | (678) | (1,259) |
| Changes in pension plan assets and benefit obligations recognized in Other Comprehensive Income | (24,958) | (8,735) | (16,223) |
| **Other comprehensive income** | $ 20,314 | $ 7,110 | $ 13,204 |

| Year ended December 31 (In thousands) | Before-Tax Amount | Tax Expense | Net-of-Tax Amount |
|---|---|---|---|
| 2007: | | | |
| Unrealized gains on available-for-sale securities | $ 26,071 | $ 9,125 | $ 16,946 |
| Changes in pension plan assets and benefit obligations recognized in Other Comprehensive Income | 5,025 | 1,759 | 3,266 |
| **Other comprehensive income** | $ 31,096 | $ 10,884 | $ 20,212 |

The ending balance of each component of accumulated other comprehensive income was as follows as of December 31:

| (In thousands) | 2009 | 2008 |
|---|---|---|
| Pension benefit adjustments | **$(13,500)** | $(19,783) |
| Unrealized net holding loss on cash flow hedge | **(964)** | (1,259) |
| Unrealized net holding gains on A-F-S Securities | **30,125** | 31,638 |
| **Total accumulated other comprehensive income** | **$ 15,661** | $ 10,596 |

## 16. EARNINGS PER COMMON SHARE

GAAP requires the reporting of basic and diluted earnings per common share. Basic earnings per common share excludes any dilutive effects of options, warrants and convertible securities.

The following table sets forth the computation of basic and diluted earnings per common share:

| Year ended December 31 (in thousands, except per share data) | 2009 | 2008 | 2007 |
|---|---|---|---|
| **Numerator:** | | | |
| Net income available to common shareholders | **$68,430** | $13,566 | $22,707 |
| **Denominator:** | | | |
| Basic earnings per common share: Weighted-average shares | **14,206,335** | 13,965,219 | 14,212,805 |
| Effect of dilutive securities – stock options and warrants | **—** | 114 | 4,678 |
| Diluted earnings per common share: Adjusted weighted-average shares and assumed conversions | **14,206,335** | 13,965,333 | 14,217,483 |
| **Earnings per common share:** | | | |
| Basic earnings per common share | **$4.82** | $0.97 | $1.60 |
| Diluted earnings per common share | **$4.82** | $0.97 | $1.60 |

For the years ended December 31, 2009 and 2008, options to purchase a weighted average of 350,608 and 500,765 common shares, respectively, were outstanding under Park's stock option plans. A warrant to purchase 227,376 common shares was outstanding at both December 31, 2009 and 2008 as a result of Park's participation in the CPP. In addition, warrants to purchase an aggregate of 500,000 common shares were outstanding at December 31, 2009 as a result of the issuance of common stock and warrants which closed on October 30, 2009. The common shares represented by the options and the warrants at December 31, 2009 and 2008, totaling a weighted average of 662,915 and 505,749, respectively, were not included in the computation of diluted earnings per common share because the respective exercise prices exceeded the market value of the underlying common shares such that their inclusion would have had an anti-dilutive effect.

## 17. DIVIDEND RESTRICTIONS

Bank regulators limit the amount of dividends a subsidiary bank can declare in any calendar year without obtaining prior approval. At December 31, 2009, approximately $47.7 million of the total stockholders' equity of The Park National Bank was available for the payment of dividends to the Corporation, without approval by the applicable regulatory authorities. Vision Bank is currently not permitted to pay dividends to the Corporation.

## 18. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK

The Corporation is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include loan commitments and standby letters of credit. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Since many of the loan commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan commitments to customers.

The total amounts of off-balance sheet financial instruments with credit risk were as follows:

| December 31 (in thousands) | 2009 | 2008 |
|---|---|---|
| Loan commitments | **$955,257** | $1,143,280 |
| Standby letters of credit | **36,340** | 25,353 |

The loan commitments are generally for variable rates of interest.

The Corporation grants retail, commercial and commercial real estate loans to customers primarily located in Ohio, Baldwin County, Alabama and the panhandle of Florida. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Although the Corporation has a diversified loan portfolio, a substantial portion of the borrowers' ability to honor their contracts is dependent upon the economic conditions in each borrower's geographic location and industry.

## 19. DERIVATIVE INSTRUMENTS

GAAP establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As required by GAAP, the Company records all derivatives on the Consolidated Balance Sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivatives and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivatives is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified into earnings when the hedged transaction affects earnings, and the ineffective portion of changes in the fair value of the derivatives is recognized directly in earnings. The Company assesses the effectiveness of each hedging relationship by comparing the changes in cash flows of the derivative hedging instrument with the changes in cash flows of the designated hedged item or transaction.

During the first quarter of 2008, the Company executed an interest rate swap to hedge a $25 million floating-rate subordinated debenture that was entered into by Park National Bank during the fourth quarter of 2007. The Company's objective in using this derivative was to add stability to interest expense and to manage its exposure to interest rate risk. Our interest rate swap involves the receipt of variable-rate amounts in exchange for fixed-rate payments over the life of the agreement without exchange of the underlying principal amount, and has been designated as a cash flow hedge.

As of December 31, 2009 and 2008, no derivatives were designated as fair value hedges or hedges of net investments in foreign operations. Additionally, the Company does not use derivatives for trading or speculative purposes and currently does not have any derivatives that are not designated as hedges.

At December 31, 2009 and 2008, the derivative's fair value of $(1.5) million and $(1.9) million, respectively, was included in other liabilities. No hedge ineffectiveness on the cash flow hedge was recognized during the twelve months ended December 31, 2009 or 2008. At December 31, 2009, the variable rate on the $25 million subordinated debenture was 2.25% (LIBOR plus 200 basis points) and Park was paying 6.01% (4.01% fixed rate on the interest rate swap plus 200 basis points).

For the twelve months ended December 31, 2009 and 2008, the change in the fair value of the derivative designated as a cash flow hedge reported in other comprehensive income (loss) was $295 thousand (net of taxes of $159 thousand) and $(1.3) million (net of taxes of $(678) thousand), respectively. Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on the Company's variable-rate debt.

In connection with the sale of Park's Class B Visa shares, Park entered into a swap agreement with the purchaser of the shares. The swap agreement adjusts for dilution in the conversion ratio of Class B Visa shares resulting from certain Visa litigation. At December 31, 2009, the fair value of the swap liability of $0.5 million is an estimate of the exposure based upon probability-weighted potential Visa litigation losses.

## 20. LOAN SERVICING

Park serviced sold mortgage loans of $1,518 million at December 31, 2009 compared to $1,369 million at December 31, 2008, and $1,403 million at December 31, 2007. At December 31, 2009, $53 million of the sold mortgage loans were sold with recourse compared to $65 million at December 31, 2008. Management closely monitors the delinquency rates on the mortgage loans sold with recourse. At December 31, 2009, management determined that no liability was deemed necessary for these loans.

Park capitalized $5.5 million in mortgage servicing rights in 2009, $1.5 million in 2008 and $1.6 million in 2007. Park's amortization of mortgage servicing rights was $4.0 million in 2009 and $1.7 million in both 2008 and 2007. The amortization of mortgage loan servicing rights is included within "Other Service Income". Generally, mortgage servicing rights are capitalized and amortized on an individual sold loan basis. When a sold mortgage loan is paid off, the related mortgage servicing rights are fully amortized.

Activity for mortgage servicing rights and the related valuation allowance follows:

| December 31 (In thousands) | 2009 | 2008 |
|---|---|---|
| Servicing rights: | | |
| Beginning of year | **$ 8,306** | $10,204 |
| Additions | **5,480** | 1,481 |
| Amortized to expense | **(4,077)** | (1,734) |
| Change in valuation allowance | **1,071** | (1,645) |
| **End of year** | **$10,780** | $ 8,306 |
| Valuation allowance: | | |
| Beginning of year | **$ 1,645** | $ — |
| (Reductions)/Additions expensed | **(1,071)** | 1,645 |
| **End of year** | **$ 574** | $ 1,645 |

## 21. FAIR VALUES

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that Park uses to measure fair value are as follows:

- Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
- Level 2: Level 1 inputs for assets or liabilities that are not actively traded. Also consists of an observable market price for a similar asset or liability. This includes the use of "matrix pricing" used to value debt securities absent the exclusive use of quoted prices.
- Level 3: Consists of unobservable inputs that are used to measure fair value when observable market inputs are not available. This could include the use of internally developed models, financial forecasting, etc.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability between market participants at the balance sheet date. When possible, the Company looks to active and observable markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Company looks to observable market data for similar assets and liabilities. However, certain assets and liabilities are not traded in observable markets and Park must use other valuation methods to develop a fair value. The fair value of impaired loans is based on the fair value of the underlying collateral, which is estimated through third party appraisals or internal estimates of collateral values.

**Assets and Liabilities Measured on a Recurring Basis:**

The following table presents financial assets and liabilities measured on a recurring basis:

| Fair Value Measurements at December 31, 2009 Using: | | | | |
|---|---|---|---|---|
| (In thousands) | (Level 1) | (Level 2) | (Level 3) | Balance at 12/31/09 |
| **ASSETS** | | | | |
| **Investment Securities** | | | | |
| Obligations of U.S. Treasury and Other U.S. Government sponsored entities | $— | $347,595 | $— | $347,595 |
| Obligations of states and political subdivisions | — | 12,916 | 2,751 | 15,667 |
| U.S. Government sponsored entities' asset-backed securities | — | 922,903 | — | 922,903 |
| Equity securities | 1,562 | — | — | 1,562 |
| Mortgage loans held for sale | — | 9,551 | — | 9,551 |
| Mortgage IRLCs | — | 214 | — | 214 |
| **LIABILITIES** | | | | |
| Interest rate swap | $— | $ (1,483) | $— | $ (1,483) |
| Fair value swap | — | — | (500) | (500) |

| Fair Value Measurements at December 31, 2008 Using: | | | | |
|---|---|---|---|---|
| (In thousands) | (Level 1) | (Level 2) | (Level 3) | Balance at 12/31/08 |
| **ASSETS** | | | | |
| **Investment Securities** | | | | |
| Obligations of U.S. Treasury and Other U.S. Government sponsored entities | $— | $128,688 | $— | $128,688 |
| Obligations of states and political subdivisions | — | 24,189 | 2,705 | 26,894 |
| U.S. Government sponsored entities' asset-backed securities | — | 1,404,531 | — | 1,404,531 |
| Equity securities | 1,783 | — | — | 1,783 |
| **LIABILITIES** | | | | |
| Interest rate swap | $— | $ (1,937) | $— | $ (1,937) |

The following methods and assumptions were used by the Corporation in determining fair value of the financial assets and liabilities discussed above:

**Investment securities:** Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The Fair Value Measurements table on the previous page excludes Park's Federal Home Loan Bank stock and Federal Reserve Bank stock, which are carried at the redemption value, as it is not practicable to calculate their fair values. For securities where quoted prices or market prices of similar securities are not available, which include municipal securities, fair values are calculated using discounted cash flows.

**Interest rate swaps:** The fair value of interest rate swaps represents the estimated amount Park would pay or receive to terminate the agreements, considering current interest rates and the current creditworthiness of the counterparties.

**Fair Value Swap:** The fair value of the swap agreement entered into with the purchaser of the Visa Class B shares represents an internally developed estimate of the exposure based upon probability-weighted potential Visa litigation losses.

**Interest Rate Lock Commitments (IRLCs):** IRLCs are based on current secondary market pricing and are classified as Level 2.

**Mortgage Loans Held for Sale:** Mortgage loans held for sale are carried at their fair value as of December 31, 2009 and at the lower of cost or fair value at December 31, 2008. On January 1, 2009, Park elected the fair value option of accounting for mortgage loans held for sale. Mortgage loans held for sale are estimated using security prices for similar product types, and therefore, are classified in Level 2.

The table below is a reconciliation of the beginning and ending balances of the Level 3 inputs for the years ended December 31, 2009 and 2008, for financial instruments measured on a recurring basis and classified as Level 3:

**Level 3 Fair Value Measurements**

| Year ended December 31 (in thousands) | A-F-S Securities | Fair Value Swap |
|---|---|---|
| **Beginning Balance at December 31, 2008** | $2,705 | $ — |
| Total gains/(losses) Included in earnings | — | — |
| Included in Other Comprehensive Income | 46 | — |
| Fair value swap | — | (500) |
| **Balance at December 31, 2009** | $2,751 | $(500) |
| **Balance at December 31, 2007** | $2,969 | $ — |
| Total gains/(losses) Included in earnings | — | — |
| Included in Other Comprehensive Income | (264) | — |
| **Balance at December 31, 2008** | $2,705 | $ — |

The following table presents financial assets and liabilities measured on a nonrecurring basis:

| Fair Value Measurements at December 31, 2009 Using: | | | | |
|---|---|---|---|---|
| (In thousands) | (Level 1) | (Level 2) | (Level 3) | Balance at 12/31/09 |
| Impaired loans | $— | $ — | $109,818 | $109,818 |
| Mortgage servicing rights | — | 10,780 | — | 10,780 |
| Other real estate owned | — | — | 41,240 | 41,240 |
| **Fair Value Measurements at December 31, 2008 Using:** | | | | |
| (In thousands) | (Level 1) | (Level 2) | (Level 3) | Balance at 12/31/08 |
| Impaired loans | $— | $ — | $ 75,942 | $ 75,942 |
| Mortgage servicing rights | — | 8,306 | — | 8,306 |
| Other real estate owned | — | — | 25,848 | 25,848 |

Impaired loans, which are usually measured for impairment using the fair value of collateral, had a carrying amount of $201.1 million at December 31, 2009, after a partial charge-off of $43.4 million. In addition, these loans have a specific valuation allowance of $36.7 million. Of the $201.1 million impaired loan portfolio, $109.8 million were carried at fair value, as a result of the aforementioned charge-offs and specific valuation allowance. The remaining $91.3 million of impaired loans are carried at cost, as the fair value exceeds the book value for each individual credit. At December 31, 2008, impaired loans had a carrying amount of $142.9 million. Of these, $75.9 million were carried at fair value, as a result of partial charge-offs of $30.0 million and a specific valuation allowance of $8.9 million. The impact of changes in the specific valuation allowance for the year ended December 31, 2009 was $27.9 million.

Mortgage servicing rights (MSRs), which are carried at lower of cost or fair value, were recorded at a fair value of $10.8 million, including a valuation allowance of $0.6 million, at December 31, 2009. MSRs do not trade in active, open markets with readily observable prices. For example, sales of MSRs do occur, but precise terms and conditions typically are not readily available. Accordingly, MSRs are classified Level 2. At December 31, 2008, MSRs were recorded at a fair value of $8.3 million, including a valuation allowance of $1.6 million.

Other real estate owned (OREO) is recorded at fair value based on property appraisals, less estimated selling costs, at the date of transfer. The carrying value of OREO is not re-measured to fair value on a recurring basis, but is subject to fair value adjustments when the carrying value exceeds the fair value, less estimated selling costs. At December 31, 2009 and 2008, the estimated fair value of OREO, less estimated selling costs amounted to $41.2 million and $25.8 million, respectively. The financial impact of OREO valuation adjustments for the year ended December 31, 2009 was $6.8 million.

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for assets and liabilities not discussed above:

**Cash and cash equivalents:** The carrying amounts reported in the Consolidated Balance Sheet for cash and short-term instruments approximate those assets' fair values.

**Interest bearing deposits with other banks:** The carrying amounts reported in the Consolidated Balance Sheet for interest bearing deposits with other banks approximate those assets' fair values.

**Loans receivable:** For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for certain mortgage loans (e.g., one-to-four family residential) are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

**Off-balance sheet instruments:** Fair values for the Corporation's loan commitments and standby letters of credit are based on the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The carrying amount and fair value are not material.

**Deposit liabilities:** The fair values disclosed for demand deposits (e.g., interest and non-interest checking, savings, and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate, fixed-term certificates of deposit approximate their fair values at the reporting date. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities of time deposits.

**Short-term borrowings:** The carrying amounts of federal funds purchased, borrowings under repurchase agreements and other short-term borrowings approximate their fair values.

**Long-term debt:** Fair values for long-term debt are estimated using a discounted cash flow calculation that applies interest rates currently being offered on long-term debt to a schedule of monthly maturities.

**Subordinated debentures/notes:** Fair values for subordinated debentures and notes are estimated using a discounted cash flow calculation that applies

At December 31, 2009 and 2008, stockholders' equity reflected in the Parent Company balance sheet includes $125.0 million and $126.2 million, respectively, of undistributed earnings of the Corporation's subsidiaries which are restricted from transfer as dividends to the Corporation.

**Balance Sheets**

*December 31, 2009 and 2008*

| (In thousands) | 2009 | 2008 |
|---|---|---|
| **Assets:** | | |
| Cash | **$155,908** | $ 80,343 |
| Investment in subsidiaries | **587,309** | 547,308 |
| Debentures receivable from subsidiary banks | **7,500** | 7,500 |
| Other investments | **1,288** | 1,064 |
| Other assets | **76,821** | 58,054 |
| **Total assets** | **$828,826** | $694,269 |
| **Liabilities:** | | |
| Dividends payable | **$ 651** | $ 123 |
| Subordinated notes | **50,250** | 15,000 |
| Other liabilities | **60,661** | 36,483 |
| **Total liabilities** | **111,562** | 51,606 |
| **Total stockholders' equity** | **717,264** | 642,663 |
| **Total liabilities and stockholders' equity** | **$828,826** | $694,269 |

**Statements of Income**

*for the years ended December 31, 2009, 2008 and 2007*

| (In thousands) | 2009 | 2008 | 2007 |
|---|---|---|---|
| **Income:** | | | |
| Dividends from subsidiaries | **$75,000** | $ 93,850 | $ 65,564 |
| Interest and dividends | **4,715** | 3,639 | 3,828 |
| Other | **489** | 575 | 673 |
| **Total income** | **80,204** | 98,064 | 70,065 |
| **Expense:** | | | |
| Other, net | **10,322** | 14,158 | 12,032 |
| **Total expense** | **10,322** | 14,158 | 12,032 |
| **Income before federal taxes and equity in undistributed (losses) of subsidiaries** | **69,882** | 83,906 | 58,033 |
| Federal income tax benefit | **6,210** | 8,057 | 7,055 |
| **Income before equity in undistributed (losses) of subsidiaries** | **76,092** | 91,963 | 65,088 |
| Equity in undistributed (losses) of subsidiaries | **(1,900)** | (78,255) | (42,381) |
| **Net income** | **$74,192** | $ 13,708 | $ 22,707 |

**Statements of Cash Flows**

*for the years ended December 31, 2009, 2008 and 2007*

| (In thousands) | 2009 | 2008 | 2007 |
|---|---|---|---|
| **Operating activities:** | | | |
| Net income | **$ 74,192** | $ 13,708 | $ 22,707 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Undistributed losses of subsidiaries | **1,900** | 78,255 | 42,381 |
| Other than temporary impairment charge, investments | **140** | 774 | — |
| (Gain) on sale of assets | **—** | — | (18) |
| Stock based compensation expense | **—** | — | 893 |
| (Increase) decrease in other assets | **(18,854)** | 4,508 | (6,227) |
| Increase in other liabilities | **24,178** | 2,042 | 1,774 |
| **Net cash provided by operating activities** | **81,556** | 99,287 | 61,510 |
| **Investing activities:** | | | |
| Cash paid for acquisition, net | **—** | — | (85,600) |
| (Purchase) of investment securities | **(113)** | (158) | (400) |
| Capital contribution to subsidiary | **(37,000)** | (76,000) | (6,700) |
| Cash received for sale of premises | **—** | — | 48 |
| Repayment of debentures receivable from subsidiaries | **—** | — | 20,000 |
| **Net cash (used in) investing activities** | **(37,113)** | (76,158) | (72,652) |
| **Financing activities:** | | | |
| Cash dividends paid | **$(58,035)** | $(65,781) | $ (52,533) |
| Proceeds from issuance of common stock and warrants | **53,909** | 4,736 | — |
| Proceeds from issuance of subordinated notes | **35,250** | — | — |
| Cash payment for fractional shares | **(2)** | (3) | (5) |
| Proceeds from issuance of preferred stock | **—** | 95,721 | — |
| Purchase of treasury stock, net | **—** | — | (64,733) |
| **Net cash provided by (used in) financing activities** | **31,122** | 34,673 | (117,271) |
| Increase (decrease) in cash | **75,565** | 57,802 | (128,413) |
| Cash at beginning of year | **80,343** | 22,541 | 150,954 |
| **Cash at end of year** | **$155,908** | $ 80,343 | $ 22,541 |

## 25. PARTICIPATION IN THE U.S. TREASURY CAPITAL PURCHASE PROGRAM

On December 23, 2008, Park issued $100 million of cumulative perpetual preferred shares, with a liquidation preference of $1,000 per share (the "Senior Preferred Shares"). The Senior Preferred Shares constitute Tier 1 capital and rank senior to Park's common shares. The Senior Preferred Shares pay cumulative dividends at a rate of 5% per annum through February 14, 2014 and will reset to a rate of 9% per annum thereafter. For the year ended December 31, 2009, Park recognized a charge to retained earnings of $5.8 million, representing the preferred stock dividend and accretion of the discount on the preferred stock, associated with its participation in the CPP.

As part of its participation in the CPP, Park also issued a warrant to the U.S. Treasury to purchase 227,376 common shares having an exercise price of $65.97, which is equal to 15% of the aggregate amount of the Senior Preferred Shares purchased by the U.S. Treasury. The initial exercise price for the warrant and the market price for determining the number of common shares subject to the warrant were determined by reference to the market price of the common shares on the date the Company's application for participation in the Capital Purchase Program was approved by the United States Department of the Treasury (calculated on a 20-day trailing average). The warrant has a term of 10 years.

A company that participates in the CPP must adopt certain standards for compensation and corporate governance, established under the American Recovery and Reinvestment Act of 2009 (the "ARRA"), which amended and replaced the executive compensation provisions of the Emergency Economic Stabilization Act of 2008 ("EESA") in their entirety, and the Interim Final Rule promulgated by the Secretary of the U.S. Treasury under 31 C.F.R. Part 30 (collectively, the "Troubled Asset Relief Program (TARP) Compensation Standards"). In addition, Park's ability to declare or pay dividends on or repurchase its common shares is partially restricted as a result of its participation in the CPP.

## 26. SALE OF COMMON SHARES AND ISSUANCE OF COMMON STOCK WARRANTS

On May 27, 2009, Park announced that it had entered into a distribution agreement with the investment banking firm of Sandler O'Neill & Partners, L.P. ("Sandler O'Neill"). Under this distribution agreement, Park could offer and sell common shares having aggregate sales proceeds of up to $70 million from time to time through Sandler O'Neill as sales agent, provided that the aggregate number of common shares offered and sold under offerings conducted pursuant to this distribution agreement could not exceed 1,050,000 common shares. For the year ended December 31, 2009, Park sold 288,272 common shares, out of treasury shares, at a weighted average sales price of $60.83, with sales proceeds of $17.5 million. Net proceeds for the common shares sold during 2009 were $16.7 million, net of selling expenses. On January 27, 2010, Park terminated the distribution agreement with Sandler O'Neill.

In addition, on October 30, 2009, Park sold, in a registered direct public offering, 500,000 common shares, out of treasury shares, for gross proceeds of $30.8 million. In addition to the common shares, Park also issued:

- Series A Common Share Warrants, which are exercisable within six months of the closing date, to purchase up to an aggregate of 250,000 common shares at an exercise price of $67.75.
- Series B Common Share Warrants, which are exercisable within twelve months of the closing date, to purchase up to an aggregate of 250,000 common shares at an exercise price of $67.75.

Net proceeds (net of all selling and legal expenses) from the October 30, 2009 sale of 500,000 Common Shares and Warrants were $29.8 million. Through December 31, 2009, there were no exercises of the Series A/Series B Common Share Warrants issued in the registered direct public offering.

Finally, on November 17, 2009, Park sold 115,800 common shares, out of treasury shares, to the Park National Corporation Defined Benefit Pension Plan, for gross proceeds of $7.0 million, at $60.45 per share.

# PARK NATIONAL CORPORATION

Post Office Box 3500
Newark, Ohio 43058-3500
740/349-8451
ParkNationalCorp.com